Filed Pursuant to Rule 424(b)(3)
File No. 333-142306

PROSPECTUS

$175,000,000

Invacare Corporation

OFFER TO EXCHANGE

$175,000,000 PRINCIPAL AMOUNT OF OUR 9 3/4% SENIOR NOTES DUE 2015
FOR ANY AND ALL OUTSTANDING 9 3/4% SENIOR NOTES DUE 2015

We are offering to exchange all of our outstanding 9 3/4% Senior Notes due 2015, or the initial notes, for new 9 3/4% Senior Notes due 2015, or the exchange notes. Except as identified in this prospectus, the terms of the exchange notes are identical in all material respects to the terms of the initial notes, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.
The exchange notes will mature on February 15, 2015. We will pay interest on the exchange notes at the rate of 9 3/4% per year, and interest on the exchange notes will be payable on February 15 and August 15 of each year. The exchange notes will be fully and unconditionally guaranteed on a senior unsecured basis by our direct and indirect wholly-owned subsidiaries that currently guarantee our obligations under the initial notes.
The exchange notes and the subsidiary guarantees thereof will be general unsecured senior obligations and will rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future senior debt. The exchange notes will be senior in right of payment to any subordinated debt. The exchange notes will be effectively subordinated to all secured obligations to the extent of the value of the collateral securing such obligations and any obligations of non-guarantor subsidiaries, which will include all of our foreign subsidiaries.
We may redeem some or all of the exchange notes at any time on or prior to February 15, 2011 at a redemption price equal to 100% of the principal amount of the exchange notes redeemed plus an applicable premium calculated as set forth in this prospectus. We may redeem some or all of the exchange notes at any time after that date at the redemption prices set forth in this prospectus. We also may redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds from certain equity offerings on or before February 15, 2010. The redemption prices are described under “Description of the Notes — Optional Redemption.”
The exchange offer will expire at 5:00 p.m., New York time, on June 28, 2007 (the 22nd business day following the date of this prospectus), unless we extend the exchange offer in our sole and absolute discretion. To exchange your initial notes for exchange notes:

•	You are required to make the representations described on page 31 to us.
•	The exchange agent, Wells Fargo Bank, N.A., must receive your completed letter of transmittal that accompanies this prospectus by 5:00 p.m., New York time on June 28, 2007.
•	You should read the section titled “The Exchange Offer” for further information on how to exchange your initial notes for exchange notes.
There is no established trading market for the exchange notes, and we do not intend to list the exchange notes on any securities exchange or automated quotation system.

Investing in the exchange notes involves risks similar to those associated with the initial notes. See “Risk Factors” beginning on page 8 for a discussion of certain risks you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Broker-Dealers

•	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.
•	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.
•	We have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is May 29, 2007

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125; (440) 329-6000. You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offer. In any event, in order to obtain timely delivery, you must request this information prior to June 21, 2007, which is five business days before the expiration date of the exchange offer.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

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Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Invacare,” “we,” “us,” and “our” mean Invacare Corporation and all of our subsidiaries that are consolidated under GAAP. In this prospectus, we sometimes refer to the notes and guarantees collectively as the “securities.” References in this prospectus to the “notes” mean the initial notes and/or the exchange notes, as the context requires. Our fiscal year ends on December 31 of each year. When we refer to a year, such as 2006, we are referring to the fiscal year ended on December 31 of that year.

MARKET, RANKING AND OTHER INDUSTRY DATA

Due to the variety of our products and the markets that we serve, there are few published independent sources for data related to the markets for many of our products. Furthermore, in certain categories we participate in portions of larger markets for which data may be available but we estimate our portion of the market based on internal analysis. To the extent we are able to express our belief on the basis of data derived in part from independent sources, we have done so. To the extent we have been unable to do so, we have expressed our belief solely on the basis of our own internal analyses and estimates of our and our competitors’ products and capabilities. Industry publications, surveys and forecasts that we have utilized generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Although we believe that the third-party sources are reliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying assumptions or basis for any of the information. In general, when we say we are a “leader” or a “leading” manufacturer or make similar statements about ourselves, we are expressing our belief that we formulated principally from our estimates and experience in, and knowledge of, the markets in which we compete. Our estimate of the overall size of the worldwide market for medical equipment used in the home is principally based on our internal analysis of our market share and the market sizes of our individual geographic segments and product groups. In some of the cases described above, we possess independent data to support our position, but that data may not be sufficient in isolation for us to reach the conclusions that we have reached without our knowledge of our markets and businesses.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements. Generally, you can identify these statements because they contain words like “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “future,” “intends,” “plans” and similar terms. These statements reflect only our current expectations. Forward-looking statements include the statements concerning our plans, objectives, goals, strategies, future events, capital expenditures, future results, our competitive strengths, our business strategy and the trends in our industry.

We cannot guarantee the accuracy of any forward-looking statements, and actual results may differ materially from those we anticipated due to a number of uncertainties, including, among others, the risks we face as described under the “Risk Factors” section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements. These forward-looking statements are within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are intended to be covered by the safe harbors created thereby. To the extent that these statements are not recitations of historical fact, these statements constitute forward-looking statements that, by definition, involve risks and uncertainties. In any forward-looking statement where we express an expectation or belief as to future results or events, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but is based on underlying assumptions that may not occur and may be beyond our control and there can be no assurance that the future results or events expressed by the statement of expectation or belief will be achieved or accomplished. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking statements. We can give you no assurance that any of the events or performance measures anticipated by forward-looking statements will occur or be achieved or, if any of them do, what impact they will have on our results of operations and financial condition. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	possible adverse effects of being substantially leveraged, which could impact our ability to raise capital, limit our ability to react to changes in the economy or our industry or expose us to interest rate risks;

•	changes in domestic or foreign government and other third-party payor reimbursement levels and practices and regulations and interpretations of regulations;

•	consolidation of health care customers and our competitors;

•	ineffective cost reduction and restructuring efforts;

•	inability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs;

•	extensive government regulation of our products;

•	environmental regulations which hinder our research and development and manufacturing processes;

•	lower cost imports;

•	increased freight costs;

•	failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad;

•	potential product recalls;

•	increases in uncollectible accounts receivable;

•	further difficulties in implementing our new enterprise resource planning system;

•	legal actions or regulatory proceedings and governmental investigations;

•	product liability claims;

•	inadequate patents or other intellectual property protection;

•	incorrect assumptions concerning demographic trends that impact the market for our products;

•	provisions of our charter documents and our bank credit agreements or other debt instruments that could prevent or delay a change in control;

•	the loss of the services of our key management and personnel;

•	decreased availability or increased costs of raw materials could increase our costs of producing our products;

•	inability to acquire strategic acquisition candidates because of limited financing alternatives;

•	risks inherent in managing and operating businesses in many different foreign jurisdictions;

•	exchange rate fluctuations; and

•	potential impairment charges associated with goodwill, intangibles and/or other assets.

Additional risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found under “Risk Factors” contained in this prospectus and in the annual and quarterly reports that we have filed with the SEC and that are incorporated by reference in this prospectus.

These factors and other risk factors disclosed in this prospectus and elsewhere are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

The forward-looking statements contained in this prospectus are made only as of the date of this prospectus. Except to the extent required by law, we do not undertake, and specifically decline any obligation, to update any forward-looking statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments or otherwise.

PROSPECTUS SUMMARY

The following summary highlights certain information contained in or incorporated by reference in this prospectus. It does not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and the financial statements and the notes included or incorporated by reference in this prospectus. You should carefully read this entire prospectus and should consider, among other things, the matters described in the “Risk Factors” section before deciding to invest in the notes.

The Company

We are the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product lines and net sales. We design, manufacture and distribute an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets. We continuously revise and expand our product lines to meet changing market demands and currently offer numerous product lines. We sell our products principally to over 25,000 home health care and medical equipment providers, distributors and government locations in the United States, Australia, Canada, Europe, New Zealand and Asia. Our products are sold through our worldwide distribution network by our sales force, telesales associates and various organizations of independent manufacturers’ representatives and distributors. We also distribute medical equipment and disposable medical supplies manufactured by others.

We are committed to design, manufacture and deliver the best value in medical products, which promote recovery and active lifestyles for people requiring home and other non-acute health care. We pursue this vision by:

•	designing and developing innovative and technologically superior products;

•	ensuring continued focus on our primary market — the non-acute health care market;

•	marketing our broad range of products;

•	providing the industry’s most professional and cost-effective sales, customer service and distribution organization;

•	supplying superior and innovative provider support and aggressive product line extensions;

•	building a strong referral base among health care professionals;

•	building brand preference with consumers;

•	continuously advancing and recruiting top management candidates;

•	empowering all employees;

•	providing a performance-based reward environment; and

•	continually striving for total quality throughout the organization.

When Invacare was acquired in December 1979 by a group of investors, including some of our current officers and Directors, we had $19.5 million in net sales and a limited product line of standard wheelchairs and patient aids. In 2006, Invacare reached approximately $1.5 billion in net sales, representing a 17% compound average sales growth rate since 1979, and currently is the leading company in each of the following major, non-acute, medical equipment categories: power and manual wheelchairs, home care bed systems and home oxygen systems.

The Recapitalization

On February 12, 2007, we completed certain refinancing transactions which are further described below and which we refer to collectively as the “Recapitalization.”

On February 12, 2007, we entered into a Credit Agreement which provides for a $400 million senior secured credit facility consisting of a $250 million term loan facility and a $150 million revolving credit facility. Our obligations under the Credit Agreement are secured by substantially all of the Company’s assets, subject to certain exceptions, and are guaranteed by our material domestic subsidiaries, with certain obligations also guaranteed by our material foreign subsidiaries. The Credit Agreement contains a number of customary restrictive covenants, affirmative covenants and events of default, and financial covenants that require the Company to maintain a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio.

We also consummated the issuance and sale of $135 million aggregate principal amount of our 4.125% convertible senior subordinated debentures due 2027 (the “debentures”) on February 12, 2007. The net proceeds to the Company from the offering, after deducting the initial debenture purchasers’ discount and the estimated offering expenses payable by us, were approximately $132.3 million. The debentures are governed by an Indenture, dated February 12, 2007, by and among the Guarantors named therein and Wells Fargo Bank, N.A. (the “trustee”), and us. The debentures are unsecured senior subordinated obligations of the Company guaranteed by substantially all of our domestic subsidiaries and pay interest at 4.125% per annum on each February 1 and August 1. See “Description of Other Indebtedness.”

We also consummated the issuance and sale of the initial notes on February 12, 2007. Our net proceeds from the offering, after deducting the initial note purchasers’ discount and the estimated offering expenses payable by us, were approximately $167 million. The initial notes are governed by an Indenture, dated February 12, 2007, by and among the Guarantors named therein, the trustee and us. The initial notes are unsecured senior obligations of the Company, guaranteed by substantially all of our domestic subsidiaries.

We used the net proceeds from the offerings of the initial notes and the debentures, together with our initial borrowings under the Credit Agreement to repay outstanding indebtedness under our previously existing revolving credit facility, our accounts receivable securitization, our 6.71% senior notes due 2008, 3.97% senior notes due 2007, 4.74% senior notes due 2009, 5.05% senior notes due 2010 and 6.17% senior notes due 2016 and our related expenses and repayment costs aggregating $570 million, and we refer to these related transactions collectively as the “Recapitalization.”

Recent Developments

We recently became aware of a potential embezzlement at one of our foreign facilities, which is being investigated by the local authorities. The embezzlement is believed to have occurred from January 2005 through March 2007. Our internal audit function is currently performing both an internal audit and a forensic audit into this situation. We carry insurance on employee dishonesty in the amount of $5 million and believe we will recover the entire amount of that policy after completion of the necessary paperwork. We do not believe the impact of the embezzlement and the related insurance proceeds will have a significant impact on our financial results, operations or plans and believe that the appropriate internal controls were in place but were circumvented by collusion.

Our principal executive offices are located at One Invacare Way, Elyria, Ohio 44036, and our telephone number at that address is (440) 329-6000. Our website address is http://www.invacare.com. The information on our website is not part of this prospectus.

The Exchange Offer

Notes Offered	We are offering to exchange up to $175,000,000 of our 9 3/4% Senior Notes due 2015. The terms of the exchange notes are identical in all material respects to the terms of the initial notes, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.

The Exchange Offer	We are offering to issue the exchange notes in exchange for a like principal amount of your initial notes. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the initial notes were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering your initial notes, see “The Exchange Offer.”

Tenders, Expiration Date, Withdrawal	The exchange offer will expire at 5:00 p.m. New York City time on June 28, 2007 unless it is extended. If you decide to exchange your initial notes for exchange notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the exchange notes. If you decide to tender your initial notes in the exchange offer, you may withdraw them any time prior to June 28, 2007. If we decide for any reason not to accept any initial notes for exchange, your initial notes will be returned to you promptly after the exchange offer expires.

Conditions of the Exchange Offer	The exchange offer is subject to the following customary conditions, which we may waive:

• the exchange offer, or the making of any exchange by a holder of initial notes, will not violate any applicable law or interpretation by the staff of the SEC;

• no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer; and

• no stop order may be threatened or in effect with respect to the exchange offer or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Material U.S. Federal Income Tax Considerations	Your exchange of initial notes for exchange notes in the exchange offer will not result in any income, gain or loss to you for federal income tax purposes. See “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent for the exchange offer.

Failure to Tender Your Initial Notes	If you fail to tender your initial notes in the exchange offer, you will not have any further rights under the registration rights agreement, except under limited circumstances. Because the initial notes are not registered under the Securities Act, the initial notes and exchange notes will not be interchangeable. Consequently, if you fail to tender your initial notes in the exchange offer, you will not be able to trade your initial notes with the exchange notes we issue. If most of the initial notes are tendered in the exchange offer, holders of notes that have not been exchanged will likely have little trading liquidity.

Consequences of Exchanging Your Initial Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the exchange notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

• acquire the exchange notes issued in the exchange offer in the ordinary course of your business;

• are not participating, do not intend to participate, and have no arrangement or undertaking with anyone to participate, in the distribution of the exchange notes issued to you in the exchange offer; and

• are not an “affiliate” of Invacare as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires exchange notes in the exchange offer for its own account in exchange for initial notes which it acquired through market-making or other trading activities, must acknowledge that it will deliver a prospectus when it resells or transfers any exchange notes issued in the exchange offer as described in more detail under “Plan of Distribution.”

Risk Factors	An investment in the notes is subject to certain risks. See “Risk Factors” beginning on page 8 of this prospectus and the other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

Accounting Treatment	The exchange notes will be recorded in our accounting records at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The costs of the exchange offer and the expenses related to the issuance of the initial notes will be amortized over the term of the exchange notes.

The Exchange Notes

The terms of the exchange notes and the initial notes are identical in all material respects, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes. The following summary contains basic information about the exchange notes and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the exchange notes, please refer to the section in this prospectus entitled “Description of Notes.” You should read the entire prospectus, including the financial statements and related notes included or incorporated by reference in this prospectus, before making an investment decision.

Issuer	Invacare Corporation.

Securities	$175 million in aggregate principal amount of 9 3/4% Senior Notes due 2015.

Maturity	The notes will mature on February 15, 2015.

Interest	The notes will bear interest at 9 3/4% per annum. We will pay interest on the notes semiannually on February 15 and August 15 of each year. The first such payment will be made on August 15, 2007.

Guarantees	The notes will be guaranteed on a senior unsecured basis by all of our existing domestic restricted subsidiaries (other than our captive insurance subsidiary and any receivables subsidiaries) and certain future domestic restricted subsidiaries.

Ranking	The notes will be our unsecured senior obligations. Accordingly, they will:

• rank equally in right of payment with all of our existing and future senior debt;

• rank senior in right of payment to our existing and future subordinated indebtedness, including our 4.125% convertible senior subordinated debentures due 2027;

• rank senior to any of our existing and future debt that expressly provides that it is subordinated to the notes;

• be effectively subordinated to any of our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our senior secured credit facilities; and

• be structurally subordinated to any existing and future debt or other liabilities of our subsidiaries that do not guarantee the notes, including debt borrowed by our foreign subsidiaries.

Similarly, the guarantees will be unsecured senior obligations of the guarantors and will:

• rank equally in right of payment with all of the applicable guarantor’s existing and future senior debt;

• rank senior in right of payment to all of the applicable guarantor’s existing and future subordinated debt;

• rank senior in right of payment to all of the applicable guarantor’s debt that expressly provides that it is subordinated to the guarantees;

• be effectively subordinated in right of payment to all of the applicable guarantor’s existing and future secured debt to the extent of the assets securing such debt, including the guarantor’s guarantees of our senior secured credit facilities; and

• be structurally subordinated to all existing and future debt and other obligations of each of such guarantor’s subsidiaries that do not guarantee the notes, including debt borrowed by our foreign subsidiaries.

As of March 31, 2007, we had $291.9 million of senior secured debt to which the initial notes were subordinated. In addition, we had $3.3 million of letters of credit under our senior secured credit facilities. As of that date, we had $119.3 million of availability for additional borrowings under our senior secured credit facilities, subject to borrowing base availability. Certain of our foreign subsidiaries are able to borrow up to $150 million of our senior secured credit facilities.

Optional Redemption	After February 15, 2011, we may redeem some or all of the notes at any time at the redemption prices listed under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest.

Prior to February 15, 2010, we may redeem up to 35% of the notes with the proceeds from certain equity offerings at the redemption price listed under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest.

We may redeem the notes, in whole or in part, at any time on or prior to February 15, 2011 at a redemption price equal to 100% of the principal amount of the notes redeemed plus an applicable premium calculated as set forth in this prospectus.

Change of Control	If we experience certain types of change of control transactions, we must offer to repurchase the notes at 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest.

Basic Covenants of Indenture	The indenture governing the notes, among other things, restricts our and our subsidiaries’ ability to:

• incur additional debt;

• pay dividends on, or redeem or repurchase stock;

• create liens;

• make specified types of investments;

• apply net proceeds from certain asset sales;

• engage in transactions with our affiliates;

• engage in sale and leaseback transactions;

• merge or consolidate;

• restrict dividends or other payments from subsidiaries; and

• sell, assign, transfer, lease, convey or dispose of assets.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of the Notes — Certain Covenants.”

Absence of Public Market	The exchange notes will be freely transferable, but will be new securities for which there will not initially be a market. We do not intend to list the exchange notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, there is no assurance that a market for the exchange notes will develop or as to the liquidity of any market.

You should carefully consider all of the information included or incorporated by reference in this prospectus, including the discussion in the section entitled “Risk Factors,” for an explanation of certain risks of investing in the exchange notes.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before purchasing any notes. The risks described below are not the only risks facing us and your investment in the notes. Additional risks and uncertainties also may materially and adversely affect our business, financial condition, cash flows or results of operations. The following risks could materially and adversely affect our business, financial condition, cash flows or results of operations. In such a case, you may lose all or part of your original investment.

Risks Relating to the Notes and the Exchange Offer

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the notes.

We are highly leveraged. As of March 31, 2007, our total indebtedness was $601.9 million. We also had an additional $119.3 million available for borrowing under our senior secured credit facilities, without consideration of covenant restrictions.

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the notes and our other debt;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates as some of our borrowings, including borrowings under our senior secured credit facilities, will be at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to some of our competitors who may be less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indenture governing the notes.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing the notes and our 4.125% convertible senior subordinated debentures due 2027 contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or other contingent obligations;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make investments;

•	sell assets;

•	create liens on assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	engage in transactions with affiliates;

•	enter into sale and leaseback transactions;

•	designate our subsidiaries as unrestricted subsidiaries;

•	amend, modify or terminate our material contracts;

•	permit operations of foreign subsidiaries that are not obligors under our senior secured credit facilities to exceed a specified percentage of total operations;

•	engage in any new material line of business;

•	enter into contractual obligations limiting our ability to make intercompany loans, investments and other transfers or to provide subsidiary guarantees of and collateral to secure our obligations under our senior secured credit facilities or requiring a negative pledge on our assets;

•	amend our organizational documents or make changes to our accounting policies; and

•	prepay, redeem, purchase or otherwise satisfy other debt.

In addition, under our senior secured credit facilities, we are required to satisfy and maintain specified financial ratios and other financial condition tests. These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to conduct and expand our business and pursue our business strategies. Our ability to meet these financial ratios and financial condition tests can be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will meet these ratios and tests in the future or at all.

A breach of any of these covenants could result in a default under our senior secured credit facilities. Upon the occurrence of an event of default under our senior secured credit facilities, the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under our senior secured credit facilities. If the lenders under our senior secured credit facilities accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay the amounts borrowed under our senior secured credit facilities, as well as our unsecured indebtedness, including the notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our senior secured credit facilities and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our senior secured credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our senior secured credit facilities to avoid being in default. If we breach our covenants under our senior secured credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our senior secured credit agreement, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the notes is effectively subordinate to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our senior secured credit facilities and each guarantor’s obligations under its guarantee of the senior secured credit facilities are secured by a security interest in substantially all of our domestic and certain of our international tangible and intangible assets and all of our promissory notes and the capital stock of substantially all of our existing and future domestic and international subsidiaries. If we are declared bankrupt or insolvent, or if we default under our senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets described above to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose on the pledged assets and sell the pledged equity interests in any guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in the guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness — Senior Secured Credit Facilities.”

As of March 31, 2007, we had $291.9 million of senior secured indebtedness, and we had $119.3 million of availability for additional borrowings under our revolving credit facility, without consideration of covenant restrictions.

The assets of any of our non-guarantor subsidiaries may not be available to make payments on the notes.

The guarantors of the notes will include substantially all of our existing domestic restricted subsidiaries, other than our captive insurance subsidiary, any receivables subsidiary and certain future direct and indirect wholly owned domestic restricted subsidiaries. Our foreign subsidiaries will not guarantee the notes. Payments on the notes are required to be made only by us and the subsidiary guarantors. As a result, no payments are required to be made from assets of subsidiaries that do not guarantee the notes, unless those assets are transferred by dividend or otherwise to us or a subsidiary guarantor. In the event that any non-guarantor subsidiary becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its debt and its trade creditors generally will be entitled to payment on their claims from the assets of that subsidiary before any of those assets are made available to us. Consequently, your claims in respect of the notes will be effectively subordinated to all of the liabilities of any of our non-guarantor subsidiaries, including trade payables. Our non-guarantor subsidiaries generated approximately 41% of our consolidated revenue for 2006 and are more profitable than our guarantor subsidiaries.

To service our debt, we will require a significant amount of cash, which may not be available to us.

Our ability to make payments on, or repay or refinance, our debt, including the notes, and to fund planned capital expenditures, will depend largely upon our future operating performance. Our future operating performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facilities and our other debt agreements, including the indenture governing the notes, and other agreements we may enter into in the future. Specifically, we will need to maintain specified financial ratios and satisfy financial condition tests. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facilities or from other sources in an amount sufficient to enable us to pay our debt, including the notes, or to fund our other liquidity needs.

Our 4.125% convertible senior subordinated debentures due 2027 are our senior subordinated obligations. In addition, we may be required to pay substantial amounts in cash to holders of our 4.125% convertible senior subordinated debentures due 2027 at the time of conversion prior to the maturity of the notes. As a result of making cash payments on these debentures, we may not have sufficient cash to pay the principal of, or interest on, the notes.

The notes are senior in right of payment to our 4.125% convertible senior subordinated debentures due 2027, which we sometimes refer to as the “convertible debentures.” The convertible debentures provide that upon conversion, we have the right to deliver, in lieu of our common shares, cash or a combination of cash and our common shares. In addition, upon the occurrence of a fundamental change (as that term is defined in the indenture governing the convertible debentures) holders of our convertible debentures have the right to require us to repurchase the convertible debentures for cash which could occur prior to the stated maturity of the notes. The indenture governing the notes may not allow these payments to be made in cash. See “Description of Other Indebtedness — Convertible Senior Subordinated Debentures.” Payments of the convertible debentures upon conversion to be made in cash or payments to repurchase the convertible debentures upon a fundamental change could be construed to be a prepayment of principal on subordinated debt, and our existing and future senior debt including the notes may prohibit us from making those payments, or may restrict our ability to do so by requiring that we satisfy certain covenants relating to the making of restricted payments. If we are unable to pay the cash amount required, we could seek consent from our senior creditors to make the payment. If we are unable to obtain their consent, we could attempt to refinance the debt. If we were unable to obtain a consent or refinance the debt, we would be prohibited from paying the cash portion of the conversion consideration, in which case we would have an event of default under the indenture governing the convertible debentures. An event of default under the convertible debentures indenture most likely would constitute an event of default under our senior secured credit facilities.

The indenture governing the convertible debentures provides that the debentures are convertible only upon the occurrence of certain events. However, we otherwise generally will be unable to control timing of any conversion of the convertible debentures. As a result of making payments on the convertible debentures in the form of cash or a combination of cash and our common shares, we may not have sufficient cash to pay the principal of, or interest on, the notes. For example, if a significant amount of convertible debentures were converted shortly before a regular interest payment date for the notes and the form of payment included all cash or a portion in cash, we may not have sufficient cash to make the interest payment on the notes. We may attempt to borrow under our senior secured credit facilities to fund interest payments on the notes, but there can be no assurance that we will have sufficient availability under that or any successor facility or that the lenders under our senior secured credit facilities will allow us to draw on that facility for the purpose of making payments on the notes.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees, subordinate claims in respect of the guarantees and require note holders to return payments received from the guarantors.

Certain of our existing and future domestic subsidiaries will guarantee our obligations under the notes. The issuance of the guarantees by the guarantors may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, our unpaid creditors or the unpaid creditors of a guarantor. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce a guarantor’s guarantee, or subordinate such guarantee to such guarantor’s existing and future indebtedness. This may be more relevant in our circumstances due to our recent financial performance. While the relevant laws may vary from state to state, a court might do so if it found that when a guarantor entered into its guarantee or, in some states, when payments became due under such guarantee, such guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that such guarantor would incur, debts beyond such guarantor’s ability to pay such debts as they mature.

The court might also void a guarantee, without regard to the above factors, if the court found that a guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors. In addition, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to that guarantor or to a fund for the benefit of that guarantor’s creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guarantee if that guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void a guarantee, you would no longer have a claim against that guarantor. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from any guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of that guarantor’s debts, including contingent liabilities, was greater than the fair saleable value of such guarantor’s assets; or

•	if the present fair saleable value of that guarantor’s assets were less than the amount that would be required to pay such guarantor’s probable liability on such guarantor’s existing debts, including contingent liabilities, as they become absolute and mature; or

•	that guarantor could not pay its guarantor’s debts as they become due.

To the extent a court voids any of the guarantees as fraudulent transfers or holds any of the guarantees unenforceable for any other reason, holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to take this action, a guarantor’s assets would be applied first to satisfy that guarantor’s liabilities, if any, before any portion of its assets could be applied to the payment of the notes.

Each guarantee contains a provision intended to limit a guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce the guarantor’s obligation to an amount that effectively makes the guarantee worthless. The indenture governing the notes permits us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we may be contractually restricted under the terms of our senior secured credit facilities or other debt from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our senior secured credit facilities. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the notes and a cross-default under the senior secured credit facilities and may cause a cross-default under the indenture governing our convertible debentures. Our senior secured credit facilities also provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder and the indenture governing the convertible debentures requires us to repurchase all outstanding convertible debentures at specified prices upon the occurrence of specified kinds of change of control events. Any of our future debt agreements may contain similar provisions.

If you do not properly tender your initial notes, your ability to transfer your initial notes will be adversely affected.

We will only issue exchange notes in exchange for initial notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the initial notes and you should carefully follow the instructions on how to tender your initial notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the initial notes. If you do not tender your initial notes or if we do not accept your initial notes because you did not tender your initial notes properly, then, after we consummate the exchange offer, you may continue to hold initial notes that are subject to the existing transfer restrictions.

As a result, the initial notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from or in a transaction not subject to the Securities Act and applicable state securities laws. We do not intend to register the initial notes under the Securities Act or any applicable state securities laws. After the exchange offer, you will not be entitled to any rights to have such initial notes registered under the Securities Act except in limited circumstances. Except as otherwise described in this prospectus, the exchange notes will not be subject to any transfer restrictions under the Securities Act or state securities laws. In addition, the aggregate principal amount of the initial notes will be reduced to the extent initial notes are tendered and accepted in the exchange offer. This could adversely affect the trading market, if any, for the initial notes.

Certain participants in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on certain no-action letters issued by the staff of the Commission, we believe that you may offer for resale, resell or otherwise transfer the initial notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. For example, if you exchange your initial notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

The exchange notes are new issues of securities for which there is no established public market. The initial notes are eligible for trading in the PORTALsm Market; however, we do not intend to list the exchange notes on any securities exchange or to seek their admission to trading on any automated quotation system and the exchange notes will not be eligible for trading in the PORTALsm Market. The initial purchasers of the initial notes advised us that they intended to make a market in the initial notes, and the exchange notes, if issued, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in any of the initial notes or the exchange notes, and they may discontinue their market-making activities at any time without notice. Therefore, we cannot assure you that an active market for any of the initial notes or exchange notes will develop or, if a market does develop, that it will continue.

Historically, the market for non investment-grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities that are similar to the notes. We cannot assure you that the market, if any, for any of the initial notes or exchange notes will be free from similar disruptions or that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, the initial notes or exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Risks Relating to Our Business

Changes in government and other third-party payor reimbursement levels and practices have negatively impacted and could continue to negatively impact our revenues and profitability.

Our products are sold through a network of medical equipment and home health care providers, extended care facilities, hospital and HMO-based stores, and other providers. Many of these providers, who are our customers, are reimbursed for the Invacare products and services provided to their customers and patients by third-party payors, such as government programs, including Medicare and Medicaid, private insurance plans and managed care programs. Many of these programs set maximum reimbursement levels for certain of the products sold by us in the United States. If third-party payors deny coverage, make the reimbursement process or documentation requirements more uncertain or further reduce their current levels of reimbursement (i.e., beyond the reductions described below), or if our costs of production increase faster than increases in reimbursement levels, we may be unable to sell the affected product(s) through our distribution channels on a profitable basis.

Reduced government reimbursement levels and changes in reimbursement policies have in the past added, and could continue to add, significant pressure to our revenues and profitability. In early 2006, The Centers for Medicare and Medicaid Services, or “CMS,” announced a series of changes to the eligibility, documentation, codes, and payment rules relating to power wheelchairs that impact the predictability of reimbursement of expenses for and access to power wheelchairs. The implementation of these changes will not be completed until early in 2007, after which the effect of these changes on our business will become more apparent. However, these changes may be significant. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels may cause consumers to choose less expensive versions of our power wheelchairs. Additionally, the Deficit Reduction Act of 2005 includes payment cuts for home oxygen equipment that will take effect in 2009 and reductions for certain durable home medical equipment spending that will take effect in 2007.

Largely as a consequence of the announced reimbursement reductions and the uncertainty created thereby, our North American net sales were lower in 2006 as compared to 2005 as were Asia/Pacific sales as the U.S. reimbursement uncertainty in the power wheelchair market resulted in decreased sales of microprocessor controllers by the company’s Dynamic Controls subsidiary. Sales of our respiratory products were particularly affected by the changes. Small and independent provider sales declined as these dealers slowed their purchases of our HomeFilltm oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels. Furthermore, a study issued by the Office of Inspector General or “OIG,” in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFilltm oxygen system.

Similar trends and concerns are occurring in state Medicaid programs. These recent changes to reimbursement policies, and any additional unfavorable reimbursement policies or budgetary cuts that may be adopted, could adversely affect the demand for our products by customers who depend on reimbursement by the government-funded programs. The percentage of our overall sales that is dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels also could result in reduced private payor reimbursement levels because some third-party payors may index their reimbursement schedules to Medicare fee schedules. Reductions in reimbursement levels also may affect the profitability of our customers and ultimately force some customers without strong financial resources to go out of business. The reductions announced recently may be so dramatic that some of our customers may not be able to adapt quickly enough to survive. We are the industry’s largest creditor and an increase in bankruptcies in our customer base could have an adverse effect on our financial results.

Medicare will institute a new competitive bidding program for various items in ten as yet unidentified of the largest metropolitan areas late in 2007. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit. This new program will likely eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 80 metropolitan areas in 2009. In addition, in 2009, Medicare has the authority to apply bid rates from bidding areas in non-bid areas. The competitive bidding program will result in reduced payment levels, that will vary by product category, and will depend in large part upon the level of bids our customers submit in an effort to ensure they become approved contract suppliers. It is difficult to predict the specific reductions in payment levels that will result from this process.

Outside the United States, reimbursement systems vary significantly by country. Many foreign markets have government-managed health care systems that govern reimbursement for new home health care products. The ability of hospitals and other providers supported by such systems to purchase our products is dependent, in part, upon public budgetary constraints. Canada and Germany and other European countries, for example, have tightened reimbursement rates and other countries may follow. If adequate levels of reimbursement from third-party payors outside of the United States are not obtained, international sales of our products may decline, which could adversely affect our net sales and would have a material adverse effect on our business, financial condition and results of operations.

In January 2007, the OIG announced its goals and priorities for 2007, which include a number of investigations into Medicare and Medicaid payments for durable medical equipment, or “DME,” among them, for example, investigations into Medicare pricing of equipment and supplies and the medical necessity of durable medical equipment for which Medicare provided payments.

The impact of all the changes discussed above are uncertain and could have a material adverse effect on our business, financial condition and results of operations.

The consolidation of health care customers and our competitors could result in a loss of customers or in additional competitive pricing pressures.

Numerous initiatives and reforms instituted by legislators, regulators and third-party payors to reduce home medical equipment costs have resulted in a consolidation trend in the home medical equipment industry as well as among our customers, including home health care providers. Some of our competitors have been lowering the purchase prices of their products in an effort to attract customers. This in turn has resulted in greater pricing pressures, including pressure to offer customers more competitive pricing terms, and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to consolidate purchasing decisions for some of our customers. Further consolidation could result in a loss of customers, including increased collectibility risks, or in increased competitive pricing pressures.

The industry in which we operate is highly competitive and some of our competitors may be larger and may have greater financial resources than we do.

The home medical equipment market is highly competitive and our products face significant competition from other well-established manufacturers. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could materially adversely affect our results of operations.

If our cost reduction efforts are ineffective, our revenues and profitability could be negatively impacted.

In response to the reductions in Medicare power wheelchair and oxygen reimbursement levels and other governmental and third party payor pricing pressures and competitive pricing pressures, we have initiated further cost reduction efforts in addition to those announced in 2005 and early 2006. We may not be successful in achieving the operating efficiencies and operating cost reductions expected from these efforts, including the estimated cost savings described above, and we may experience business disruptions associated with the restructuring and cost reduction activities, including the restructuring activities previously announced in 2005 and 2006 and, in particular, our facility consolidations initiated in connection with these activities. These efforts may not produce the full efficiency and cost reduction benefits that we expect. Further, these benefits may be realized later than expected, and the costs of implementing these measures may be greater than anticipated. If these measures are not successful, we intend to undertake additional cost reduction efforts, which could result in future charges. Moreover, our ability to achieve our other strategic goals and business plans and our financial performance may be adversely affected and we could experience business disruptions with customers and elsewhere if our cost reduction and restructuring efforts prove ineffective.

Our success depends on our ability to design, manufacture, distribute and achieve market acceptance of new products with higher functionality and lower costs.

We sell our products to customers primarily in markets that are characterized by technological change, product innovation and evolving industry standards and in which product price is increasingly the primary consideration in customers’ purchasing decisions. We are continually engaged in product development and improvement programs. We must continue to design and improve innovative products, effectively distribute and achieve market acceptance of those products, and reduce the costs of producing our products, in order to compete successfully with our competitors. If competitors’ product development capabilities become more effective than our product development capabilities, if competitors’ new or improved products are accepted by the market before our products or if competitors are able to produce products at a lower cost and thus offer products for sale at a lower price, our business, financial condition and results of operation could be adversely affected.

We are subject to extensive government regulation, and if we fail to comply with applicable laws or regulations, we could suffer severe criminal or civil sanctions or be required to make significant changes to our operations that could have a material adverse effect on our results of operations.

We sell our products principally to medical equipment and home health care providers who resell or rent those products to consumers. Many of those providers (our customers) are reimbursed for the Invacare® products sold to their customers and patients by third-party payors, including Medicare and Medicaid. The federal government and all states and countries in which we operate regulate many aspects of our business. As a health care manufacturer, we are subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various government programs. The marketing, invoicing, documenting and other practices of health care suppliers and manufacturers are all subject to government scrutiny. Government agencies periodically open investigations and obtain information from health care suppliers and manufacturers pursuant to the legal process. Violations of law or regulations can result in severe criminal, civil and administrative penalties and sanctions, including disqualification from Medicare and other reimbursement programs, which could have a material adverse effect on our business. We have established policies and procedures that we believe are sufficient to ensure that we will operate in substantial compliance with these laws and regulations.

We recently received a subpoena from the U.S. Department of Justice seeking documents relating to three long-standing and well-known promotional and rebate programs maintained by us. We believe the programs described in the subpoena are in compliance with all applicable laws and we are cooperating fully with the government investigation which is currently being conducted out of Washington, D.C. There can be no assurance that our business or financial condition will not be adversely affected by the government investigation.

Health care is an area of rapid regulatory change. Changes in the law and new interpretations of existing laws may affect permissible activities, the costs associated with doing business, and reimbursement amounts paid by federal, state and other third-party payors. We cannot predict the future of federal, state and local regulation or legislation, including Medicare and Medicaid statutes and regulations, or possible changes in health care policies in any country in which we conduct business. Future legislation and regulatory changes could have a material adverse effect on our business.

Our research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements.

Our research and development and manufacturing processes are subject to federal, state, local and foreign environmental requirements, including requirements governing the discharge of pollutants into the air or water, the use, handling, storage and disposal of hazardous substances and the responsibility to investigate and cleanup of contaminated sites. Under some of these laws, we could also be held responsible for costs relating to any contamination at our past or present facilities and at third-party waste disposal sites. These could include costs relating to contamination that did not result from any violation of law and, in some circumstances, contamination that we did not cause. We may incur significant expenses relating to the failure to comply with environmental laws. The enactment of stricter laws or regulations, the stricter interpretation of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at our own or third party sites may require us to make additional expenditures, which could be material.

Lower cost imports could negatively impact our profitability.

Lower cost imports sourced from Asia may negatively impact our sales volumes. Competition from these products may force us to lower our prices, cutting into our profit margins and reducing our overall profitability. Asian goods had a particularly strong negative impact on our sales of Standard Products (this category includes products such as manual wheelchairs, canes, walkers and bath aids) during 2006, which declined compared to the previous year.

Our failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad could adversely affect our business.

Our medical devices are subject to extensive regulation in the United States by the Food and Drug Administration, or the “FDA,” and by similar governmental authorities in the foreign countries where we do business. The FDA regulates virtually all aspects of a medical device’s development, testing, manufacturing, labeling, promotion, distribution and marketing. In addition, we are required to file reports with the FDA if our products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. In general, unless an exemption applies, our wheelchair and respiratory medical devices must receive a pre-marketing clearance from the FDA before they can be marketed in the United States. The FDA also regulates the export of medical devices to foreign countries. We cannot assure you that any of our devices, to the extent required, will be cleared by the FDA through the pre-market clearance process or that the FDA will provide export certificates that are necessary to export certain of our products.

Additionally, we may be required to obtain pre-marketing clearances to market modifications to our existing products or market our existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires a new clearance; however, the FDA can review and disagree with a manufacturer’s decision. We have applied for, and received, a number of such clearances in the past. We may not be successful in receiving clearances in the future or the FDA may not agree with our decisions not to seek clearances for any particular device modification. The FDA may require a clearance for any past or future modification or a new indication for our existing products. Such submissions may require the submission of additional data and may be time consuming and costly, and may not ultimately be cleared by the FDA.

If the FDA requires us to obtain pre-marketing clearances for any modification to a previously cleared device, we may be required to cease manufacturing and marketing the modified device or to recall the modified device until we obtain FDA clearance, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not clear these submissions in a timely manner, if at all. The FDA also may change its policies, adopt additional regulations or revise existing regulations, each of which could prevent or delay pre-market clearance of our devices, or could impact our ability to market a device that was previously cleared. Any of the foregoing could adversely affect our business.

Our failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.

In many of the foreign countries in which we market our products, we are subject to extensive regulations that are similar to those of the FDA, including those in Europe. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the 27 member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements of the

Medical Device Directive are allowed to be marketed within the European Economic Area. In addition, the national health or social security organizations of certain foreign countries, including those outside Europe, require our products to be qualified before they can be marketed in those countries. Failure to receive, or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

Our products are subject to recalls, which could harm our reputation and business.

We are subject to ongoing medical device reporting regulations that require us to report to the FDA or similar governmental authorities in other countries if our products cause, or contribute to, death or serious injury, or if they malfunction and would be likely to cause, or contribute to, death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require us to do a field correction or recall our products in the event of material deficiencies or defects in design or manufacturing. In addition, in light of a deficiency, defect in design or manufacturing or defect in labeling, we may voluntarily elect to recall or correct our products. A government mandated or voluntary recall/field correction by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall/field correction would divert managerial and financial resources and could harm our reputation with our customers, product users and the health care professionals that use, prescribe and recommend our products. We could have product recalls or field actions that result in significant costs to us in the future, and these actions could have a material adverse effect on our business.

Our reported results may be adversely affected by increases in reserves for uncollectible accounts receivable.

We have a large balance of accounts receivable and have established a reserve for the portion of such accounts receivable that we estimate will not be collected because of our customers’ non-payment. The reserve is based on historical trends and current relationships with our customers and providers. Changes in our collection rates can result from a number of factors, including turnover in personnel, changes in the payment policies or practices of payors or changes in industry rates or pace of reimbursement. As a result of recent changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of consumer power wheelchairs and custom power wheelchairs, the business viability of several of our customers has become questionable. Our reserve for uncollectible receivables has fluctuated in the past and will continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require us to increase our reserve for uncollectible receivables beyond its current level. We have reviewed the accounts receivables associated with many of our customers that are most exposed to these issues. As part of our 2006 financial results, we recorded an incremental reserve against accounts receivable of $26.8 million.

Difficulties in implementing a new Enterprise Resource Planning system have disrupted our business.

During the fourth quarter of 2005, we implemented the second phase of our Enterprise Resource Planning, or “ERP,” system. Primarily as a result of the complexities and business process changes associated with this implementation, we encountered a number of issues related to the start-up of the system, including difficulties in processing orders, customer disruptions and the loss of some business. While we believe that the difficulties associated with implementing and stabilizing our ERP system were temporary and have been addressed, there can be no assurance that we will not experience additional ongoing disruptions or inefficiencies in our business operations as a result of this new system implementation, the final phase of which is to be completed in late 2007 or in 2008.

We may be adversely affected by legal actions or regulatory proceedings.

We may be subject to claims, litigation or other liabilities as a result of injuries caused by allegedly defective products, acquisitions we have completed or in the intellectual property area. Any such claims or litigation against us, regardless of the merits, could result in substantial costs and could harm our business. Intellectual property litigation or claims also could require us to:

•	cease manufacturing and selling any of our products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right alleged to have been infringed, which license may not be available on commercially reasonable terms, if at all; or

•	redesign or rename our products, which may not be possible and could be costly and time consuming.

The results of legal proceedings are difficult to predict and we cannot provide you with any assurance that an action or proceeding will not be commenced against us, or that we will prevail in any such action or proceeding. An unfavorable resolution of any legal action or proceeding could materially and adversely affect our business, results of operations, liquidity or financial condition.

Product liability claims may harm our business, particularly if the number of claims increases significantly or our product liability insurance proves inadequate.

The manufacture and sale of home health care devices and related products exposes us to a significant risk of product liability claims. From time to time, we have been, and we are currently, subject to a number of product liability claims alleging that the use of our products has resulted in serious injury or even death.

Even if we are successful in defending against any liability claims, these claims could nevertheless distract our management, result in substantial costs, harm our reputation, adversely affect the sales of all our products and otherwise harm our business. If there is a significant increase in the number of product liability claims, our business could be adversely affected.

Our captive insurance company, Invatection Insurance Company, currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of our North American product liability exposure. We also have additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of our per country foreign liability limits as applicable. There can be no assurance that our current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from a third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates are adjusted on a regular basis and can be impacted by actual loss awards or settlements on claims. While actuarial analysis is used to help determine adequate reserves, we are responsible for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

In addition, as a result of a product liability claim or if our products are alleged to be defective, we may have to recall some of our products, which could result in significant costs to us and harm our business reputation. See “— Our products are subject to recalls, which could harm our reputation and business.”

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and may not be able to operate our business profitably.

We rely on a combination of patents, trade secrets and trademarks to establish and protect our intellectual property rights in our products and the processes for the development, manufacture and marketing of our products.

We use non-patented proprietary know-how, trade secrets, undisclosed internal processes and other proprietary information and currently employ various methods to protect this proprietary information, including confidentiality agreements, invention assignment agreements and proprietary information agreements with vendors, employees, independent sales agents, distributors, consultants, and others. However, these agreements may be breached. The FDA or another governmental agency may require the disclosure of this information in order for us to have the right to market a product. Trade secrets, know-how and other unpatented proprietary technology may also otherwise become known to or independently developed by our competitors.

In addition, we also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business, as we deem appropriate. However, these precautions offer only limited protection, and our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we cannot assure you that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented, invalidated or declared unenforceable.

Any proceedings before the U.S. Patent and Trademark Office could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. We could also incur substantial costs in any proceeding. In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may also be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

In addition, we hold patent and other intellectual property licenses from third parties for some of our products and on technologies that are necessary in the design and manufacture of some of our products. The loss of these licenses could prevent us from, or could cause additional disruption or expense in, manufacturing, marketing and selling these products, which could harm our business.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

Litigation involving patents and other intellectual property rights is common in our industry, and companies in our industry have used intellectual property litigation in an attempt to gain a competitive advantage. We currently are, and in the future may become, a party to lawsuits involving patents or other intellectual property. Litigation is costly and time consuming. If we lose any of these proceedings, a court or a similar foreign governing body could invalidate or render unenforceable our owned or licensed patents, require us to pay significant damages, seek licenses and/or pay ongoing royalties to third parties, require us to redesign our products, or prevent us from manufacturing, using or selling our products, any of which would have an adverse effect on our results of operations and financial condition. We have brought, and may in the future also bring, actions against third parties for an infringement of our intellectual property rights. We may not succeed in these actions. The defense and prosecution of intellectual property suits, proceedings before the U.S. Patent and Trademark Office or its foreign equivalents and related legal and administrative proceedings are both costly and time consuming. Protracted litigation to defend or prosecute our intellectual property rights could seriously detract from the time our management would otherwise devote to running our business. Intellectual property litigation relating to our products could cause our customers or potential customers to defer or limit their purchase or use of the affected products until resolution of the litigation.

Our business strategy relies on certain assumptions concerning demographic trends that impact the market for our products. If these assumptions prove to be incorrect, demand for our products may be lower than we currently expect.

Our ability to achieve our business objectives is subject to a variety of factors, including the relative increase in the aging of the general population. We believe that these trends will increase the need for our products. The projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by health care professionals and patients prove to be incorrect or do not materialize. If our assumptions regarding these factors prove to be incorrect, we may not be able to successfully implement our business strategy, which could adversely affect our results of operations. In addition, the perceived benefits of these trends may be offset by competitive or business factors, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

Provisions of Ohio law, our charter documents and our shareholder rights plan may have anti-takeover effects that could prevent or delay a change in control.

Provisions of Ohio law, our dual class capital stock structure, our shareholder rights plan and provisions in our charter documents may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common shares at a premium over the market price.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

Our future success will depend, in part, upon the continued service of key managerial, research and development staff and sales and technical personnel. In addition, our future success will depend on our ability to continue to attract and retain other highly qualified personnel. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to do so could have a material adverse effect on our business. These executive officers have substantial experience and expertise in our industry. Our future success depends, to a significant extent, on the abilities and efforts of our executive officers and other members of our management team. If we lose the services of any of our management team, our business may be adversely affected.

Our Chief Executive Officer and certain members of management own shares representing a substantial percentage of our voting power and their interests may differ from other shareholders.

We have two classes of common stock. The Common Shares have one vote per share and the Class B Common Shares have 10 votes per share. As of February 23, 2007, our chairman and CEO, Mr. A. Malachi Mixon, and certain members of management beneficially own up to approximately 35% of the combined voting power of our Common Shares and Class B Common Shares and could influence the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. They will also have the power to influence or make more difficult a change in control. The interests of Mr. Mixon and his relatives may differ from the interests of the other shareholders and they may take actions with which you disagree.

Decreased availability or increased costs of raw materials could increase our costs of producing our products.

We purchase raw materials, fabricated components and services from a variety of suppliers. Raw materials such as plastics, steel, and aluminum are considered key raw materials. Where appropriate, we employ contracts with our suppliers, both domestic and international. In those situations in which contracts are not advantageous, we believe that our relationships with our suppliers are satisfactory and that alternative sources of supply are readily available. From time to time, however, the prices and availability of these raw materials fluctuate due to global market demands, which could impair our ability to procure necessary materials, or increase the cost of these materials. Inflationary and other increases in costs of these raw materials have occurred in the past and may recur from time to time. In addition, freight costs associated with shipping and receiving product and sales are impacted by fluctuations in the cost of oil and gas. A reduction in the supply or increase in the cost of those raw materials could impact our ability to manufacture our products and could increase the cost of production.

Since our ability to obtain further financing may be limited, we may be unable to acquire strategic acquisition candidates.

Our plans include identifying, acquiring and integrating other strategic businesses. There are various reasons for us to acquire businesses or product lines, including to provide new products or new manufacturing and service capabilities, to add new customers, to increase penetration with existing customers and to expand into new geographic markets. Our ability to successfully grow through acquisitions depends upon, among other things, our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. The costs of acquiring other businesses could increase if competition for acquisition candidates increases. If we are unable to obtain the necessary financing, we may miss opportunities to grow our business through strategic acquisitions.

Additionally, the success of our acquisition strategy is subject to other risks and costs, including the following:

•	our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;

•	diversion of management’s time and attention from other business concerns;

•	difficulties in retaining key employees of the acquired businesses who are necessary to manage these businesses;

•	difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;

•	adverse effects on existing business relationships with suppliers or customers;

•	the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets; and

•	ability to generate future cash flows or the availability of financing.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring the amortization of acquisition expenses and acquired assets.

We are subject to certain risks inherent in managing and operating businesses in many different foreign jurisdictions.

We have significant international operations, including operations in Australia, New Zealand, Asia and Europe. There are risks inherent in operating and selling products internationally, including:

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers who may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries that may exceed those in the United States and foreign earnings that may be subject to withholding requirements;

•	the imposition of tariffs, exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country;

•	general economic and political conditions in countries where the company operates or where end users of our products reside;

•	difficulties associated with managing a large organization spread throughout various countries;

•	difficulties in enforcing intellectual property rights and weaker intellectual property rights protection in some countries;

•	required compliance with a variety of foreign laws and regulations;

•	different regulatory environments and reimbursement systems; and

•	differing consumer product preferences.

Our revenues are subject to exchange rate fluctuations that could adversely affect our results of operations or financial position.

Currency exchange rates are subject to fluctuation due to, among other things, changes in local, regional or global economic conditions, the imposition of currency exchange restrictions, and unexpected changes in regulatory or taxation environments. The functional currency of our subsidiaries outside the United States is the predominant currency used by the subsidiaries to transact business. Through our international operations, we are exposed to foreign currency fluctuations, and changes in exchange rates can have a significant impact on net sales and elements of cost.

We use forward contracts to help reduce our exposure to exchange rate variation risk. Despite our efforts to mitigate these risks, however, our revenues and profitability may be materially adversely affected by exchange rate fluctuations. We also are exposed to market risk through various financial instruments, including fixed rate and floating rate debt instruments. We use interest swap agreements to mitigate our exposure to interest rate fluctuations, but those efforts may not adequately protect us from significant interest rate risks.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges on a consolidated basis for the periods shown. You should read these ratios of earnings to fixed charges in connection with our consolidated financial statements, including the notes to those statements, included or incorporated by reference into this prospectus. It should be noted that the Recapitalization did not occur until February 12, 2007.

							Three Months
	Years Ended December 31,						Ended
	2002	2003	2004	2005	2006		March 31, 2007

Ratio of earnings to fixed charges	8.0	11.0	8.1	3.5	N/A	(1)	N/A (1)

(1)	For the year ended December 31, 2006 and the three months ended March 31, 2007, earnings were insufficient to cover fixed charges by $309.5 million and $15.1 million, respectively.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below with respect to our consolidated statements of operations, cash flows and shareholders’ equity for the fiscal years ended December 31, 2006, 2005 and 2004 and the three month period ended March 31, 2007, and the consolidated balance sheets as of December 31, 2006 and 2005 and as of March 31, 2007 are derived from the Consolidated Financial Statements included elsewhere in this prospectus. The consolidated statements of earnings, cash flows and shareholders’ equity data for the fiscal years ended December 31, 2004, 2003 and 2002 and the three month period ended March 31, 2006 and the consolidated balance sheet data as of March 31, 2006 are derived from our previously filed Consolidated Financial Statements. Certain of the amounts derived from our Consolidated Financial Statements for the fiscal years ended December 31, 2005, 2004 and 2003 have been reclassified to conform with the presentation in the Consolidated Financial Statements for the fiscal year ended December 31, 2006.

The data set forth below should be read in conjunction with our Consolidated Financial Statements and the related Notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere or incorporated by reference in this prospectus.

						Three Months Ended March 31,
	2006*	2005**	2004	2003	2002	2007***	2006****
	(In thousands, except per share and ratio data)
						(Unaudited)
Earnings
Net Sales	$1,498,035	$1,529,732	$1,403,327	$1,247,176	$1,089,161	$374,905	$361,704
Net Earnings (loss)	(317,774)	48,852	75,197	71,409	64,770	(17,504)	5,207
Net Earnings (loss) per Share — Basic	(10.00)	1.55	2.41	2.31	2.10	(0.55)	0.16
Net Earnings (loss) per Share — Assuming Dilution	(10.00)	1.51	2.33	2.25	2.05	(0.55)	0.16
Dividends per Common Share	0.05	0.05	0.05	0.05	0.05	0.0125	0.0125
Dividends per Class B Common Share	0.04545	0.04545	0.04545	0.04545	0.04545	0.0114	0.0114
Balance Sheet
Current Assets	$655,758	$594,466	$565,151	$474,722	$398,812	$610,289	$562,308
Total Assets	1,490,451	1,646,772	1,628,124	1,108,213	906,703	1,458,697	1,612,594
Current Liabilities	447,976	356,707	258,141	223,488	168,226	275,795	328,963
Working Capital	207,782	237,759	307,010	251,234	230,586	334,494	233,345
Long-Term Debt	448,883	457,753	547,974	232,038	234,134	596,741	440,832
Other Long-Term Obligations	108,228	79,624	68,571	34,383	24,031	114,461	83,153
Shareholders’ Equity	485,364	752,688	753,438	618,304	480,312	471,700	759,646
Other Data
Research and Development Expenditures	$22,146	$23,247	$21,638	$19,130	$17,934	$5,500	$5,537
Capital Expenditures	21,789	30,924	41,757	28,882	21,451	3,750	5,009
Depreciation and Amortization	39,892	40,524	32,316	27,235	26,638	11,074	9,813
Key Ratios
Return on Sales	(21.2)%	3.2%	5.4%	5.7%	5.9%	(4.7)%	1.4%
Return on Average Assets	(20.3)%	3.0%	5.5%	7.1%	7.1%	(1.2)%	0.3%
Return on Beginning Shareholders’ Equity	(42.2)%	6.5%	12.2%	14.9%	17.0%	(3.6)%	0.7%
Current Ratio	1.5:1	1.7:1	2.2:1	2.1:1	2.4:1	2.2:1	1.7:1
Debt-to-Equity Ratio	0.9:1	0.6:1	0.7:1	0.4:1	0.5:1	1.3:1	0.6:1

*	Reflects restructuring charge of $21,250 ($18,700 after tax or $.59 per share assuming dilution), $3,745 expense related to finance charges, interest and fees associated with our previously reported debt covenant violations ($3,300 after tax or $.10 per share assuming dilution), $26,775 expense related to accounts receivable collectibility issues arising primarily from Medicare reimbursement reductions for power wheelchairs announced on November 15, 2006 ($26,775 after tax or $.84 per share assuming dilution), $300,417 expense for an impairment charge related to the write-down of goodwill and other intangible assets ($300,417 after tax or $9.45 per share assuming dilution).

**	Reflects restructuring charge of $7,533 ($5,160 after tax or $0.16 per share assuming dilution).

***	Reflects restructuring charge of $3,269 ($3,269 after tax or $0.10 per share assuming dilution) and charges, interest and fees associated with debt refinancing of $13,373 ($13,373 after tax or $0.42 per share assuming dilution).

****	Reflects restructuring charge of $3,453 ($2,417 after tax or $0.08 per share assuming dilution).

The comparability between periods of the Selected Financial Data provided in the above table is limited as acquisitions made, in particular the Domus acquisition in 2004, materially impacted our reported results. See Acquisitions in the Notes to the Consolidated Financial Statements as provided in our Form 10-K for the year ended December 31, 2004.

THE EXCHANGE OFFER

Concurrently with the sale of the initial notes on February 12, 2007, we and the subsidiary guarantors entered into a registration rights agreement with the initial purchasers of the initial notes that requires us to file a registration statement under the Securities Act with respect to the exchange notes and, upon the effectiveness of the registration statement, offer to the holders of the initial notes the opportunity to exchange their initial notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without further registration under the Securities Act. The registration rights agreement further provides that we must pay additional interest on the notes if, among other things, we do not complete the exchange offer within 210 days from the issue date of the initial notes.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the initial notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. We will not have to pay certain additional interest on the initial notes as provided in the registration rights agreement, provided that we complete the exchange offer within 210 days from the issue date of the initial notes. Following the completion of the exchange offer, holders of initial notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the initial notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the initial notes could be adversely affected upon consummation of the exchange offer. See “Risk Factors — If you do not properly tender your initial notes, your ability to transfer your initial notes will be adversely affected.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of initial notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Initial Notes

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange initial notes that are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us initial notes as provided below, our acceptance of the initial notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of initial notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of exchange notes.

•	We will keep the exchange offer open for not less than 30 calendar days and not more than 45 calendar days (or longer if required by applicable law) after the date that we first mail notice of the exchange offer to the holders of the initial notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the holders of initial notes at their addresses listed in the records of the registrar with respect to the initial notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on June 28, 2007; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means June 28, 2007 or, if extended by us, the latest time and date to which the exchange offer is extended.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any initial notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all initial notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any initial notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly upon the expiration or termination of the exchange offer, as applicable.

•	As of the date of this prospectus, $175,000,000 in aggregate principal amount of initial notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered.

•	Our obligation to accept initial notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any initial notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied or waived prior to expiration of the exchange offer. All conditions of the exchange offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the exchange offer. In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the initial notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the BusinessWire News Service.

•	Holders of initial notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	Initial notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “Resale of the Exchange Notes.”

Important Rules Concerning The Exchange Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of initial notes tendered for exchange will be determined by us in our sole reasonable discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular initial notes not properly tendered or to not accept any particular initial notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

•	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular initial notes before the expiration of the exchange offer, including the right to waive any defect or irregularity in connection with the tender of any holder who seeks to tender initial notes in the exchange offer. All conditions of the exchange offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of initial notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine. To the extent we agree to waive any condition of the exchange offer, we will waive that condition for all holders of the initial notes.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular initial notes prior to the expiration date shall be final and binding on all parties.

•	Neither Invacare, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of initial notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Initial Notes

What to submit and how

If you, as the registered holder of initial notes, wish to tender your initial notes for exchange in the exchange offer, you must:

(1) transmit a properly completed and duly executed letter of transmittal to Wells Fargo Bank, N.A. at the address set forth below under “Exchange Agent” on or prior to the expiration date; or

(2) comply with DTC’s Automated Tender Offer Program procedures described below.

In addition,

(1) certificates for initial notes must be received by the exchange agent along with the letter of transmittal, or

(2) a timely confirmation of a book-entry transfer of initial notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

(3) you must comply with the guaranteed delivery procedures described below.

The method of delivery of initial notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or initial notes should be sent to us.

How to sign your letter of transmittal and other documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the initial notes being surrendered for exchange are tendered:

(1) by a registered holder of the initial notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be guaranteed by an “eligible guarantor institution” meeting the requirements of the exchange agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the exchange agent in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

If the letter of transmittal or any initial notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

How to tender your notes through DTC

The exchange agent and DTC have confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer initial notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the DTC participant that is tendering initial notes which are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent which states that DTC has received an express acknowledgment from the DTC participant tendering initial notes that they have received and agree to be bound by the notice of guaranteed delivery.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly upon the expiration date, all initial notes properly tendered and will issue the exchange notes promptly after expiration of the exchange offer. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

In all cases, we will issue exchange notes in exchange for initial notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for initial notes, or

•	a timely book-entry confirmation of transfer of initial notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal.

If we do not accept any tendered initial notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing initial notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged initial notes without expense to the tendering holder or, in the case of initial notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged initial notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer, as applicable.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the initial notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of initial notes by causing DTC to transfer initial notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer.

However, the exchange for the initial notes so tendered will only be made after timely confirmation of book-entry transfer of initial notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering initial notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

Although delivery of initial notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “Exchange Agent” on or prior to the expiration date.

If your initial notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your notes of your intention to tender your initial notes or not tender your initial notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of initial notes and you want to tender your initial notes but your initial notes are not immediately available, or time will not permit your initial notes to reach the exchange agent before the expiration date, or you cannot comply with the applicable procedures under DTC’s Automated Tender Offer Program on a timely basis, a tender may be effected if:

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of initial notes;

•	the amount of initial notes tendered; and

•	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent; and

(3) the certificates for all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

You can withdraw your tender of initial notes at any time on or prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent” or holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system. Any notice of withdrawal must specify:

•	the name of the person having tendered the initial notes to be withdrawn;

•	the initial notes to be withdrawn;

•	the principal amount of the initial notes to be withdrawn;

•	if certificates for the initial notes have been delivered to the exchange agent, the name in which the initial notes are registered, if different from that of the withdrawing holder;

•	if certificates for the initial notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

•	if initial notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn initial notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any initial notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. If you have properly withdrawn initial notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Initial Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any initial notes and may terminate or amend the exchange offer, if at any time before the acceptance of initial notes for exchange or the exchange of the exchange notes for initial notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC. We will not accept for exchange any initial notes tendered, and no exchange notes will be issued in exchange for any initial notes if there is a threatened or pending action in any court or before a governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer. In addition, we will not accept for exchange any initial notes tendered, and no exchange notes will be issued in exchange for any initial notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

The above condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights that we may assert at any time prior to the expiration of the exchange offer.

Exchange Agent

The Wells Fargo Bank, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

By Overnight Courier:	By Registered or Certified Mail:	By Hand:

Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	MAC N9303-121	Northstar East Bldg. — 12th Floor
6th & Marquette Avenue	P.O. Box 1517	608 2nd Avenue South
Minneapolis, MN 55479	Minneapolis, MN 55480	Minneapolis, MN 55402
Attn: Reorg	Attn: Reorg	Attn: Reorg

By Facsimile:	To Confirm by Telephone:

(612) 667-6282	(800) 344-5128 or (612) 667-9764
Attn: Bondholder Communications	Attn: Bondholder Communications

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by electronic mail, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

Expenses incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us.

Transfer Taxes

Holders who tender their initial notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that initial notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the Exchange Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes generally will be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

However, any purchaser of initial notes who is an “affiliate” of Invacare or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

(1) will not be able to rely on the interpretations of the staff of the SEC,

(2) will not be able to tender his or her initial notes in the exchange offer, and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the initial notes will represent that:

(1) the holder is not our “affiliate” as such term is defined in Rule 405 promulgated under the Securities Act;

(2) any exchange notes to be received by the holder were acquired in the ordinary course of its business;

(3) the holder has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the exchange notes; and

(4) the holder is not acting on behalf of any person who cannot truthfully make the foregoing representations.

In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the initial notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements, to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of exchange notes.

Consequences of Failing to Exchange Initial Notes

Holders who desire to tender their initial notes in exchange for exchange notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of initial notes for exchange.

Initial notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the initial notes and the existing restrictions on transfer set forth in the legend on the initial notes and in the offering memorandum, dated February 7, 2007, relating to the initial notes. Except in limited circumstances with respect to the specific types of holders of initial notes, we will have no further obligation to provide for the registration under the Securities Act of such initial notes. In general, initial notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will take any further action to register the untendered initial notes under the Securities Act or under any state securities laws.

Upon completion of the exchange offer, holders of the initial notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Initial notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the initial notes and the exchange notes. Holders of the exchange notes and any initial notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated as of February 12, 2007, by and among us, the subsidiary guarantors and the initial purchasers of the initial notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer, but instead, we will receive initial notes in like principal amount. We will retire or cancel all of the initial notes tendered in the exchange offer. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

On February 12, 2007, we entered into a $400 million senior secured credit facility, or the “senior secured credit facilities,” consisting of a $250 million term loan facility, or the “term loan facility,” and a $150 million revolving credit facility, or the “revolving credit facility,” with Banc of America Securities LLC, or “BAS,” and KeyBank National Association, or “KeyBank,” as joint lead arrangers for the term loan facility, and National City Bank, or “National City,” and KeyBank, as joint lead arrangers for the revolving credit facility. BAS, National City and KeyBank acted as joint book managers, National City acted as administrative agent, KeyBank acted as syndication agent, and Bank of America, N.A. acted as documentation agent for our senior secured credit facilities.

Interest Rate and Fees

Borrowings under our senior secured credit facilities generally bear interest at a rate equal to LIBOR plus an applicable margin or, at our option, an alternate base rate (defined as the higher of (a) the prime rate of National City or (b) the federal funds rate plus 0.50%) plus an applicable margin. The initial interest rate for revolving borrowings under our senior secured credit facilities is LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility. The applicable margin for borrowings and the revolving credit facility fee under our senior secured credit facilities may be reduced based upon our attaining specified leverage ratios. We also must pay customary letter of credit and bankers’ acceptance fees.

Prepayments

Our senior secured credit facilities require us to prepay outstanding loans, subject to some exceptions, with:

•	100% of all net cash proceeds (i) from sales of property and assets by us and our subsidiaries (excluding sales of inventory and equipment in the ordinary course of business and some other exceptions) and (ii) of casualty proceeds and condemnation awards, subject, in all cases, to reinvestment provisions and thresholds and other exceptions;

•	100% of all net cash proceeds from the issuance or incurrence after the closing date of the offering of debt by us or any of our subsidiaries, subject to exceptions;

•	50% (which percentage shall be subject to decreases upon our attaining specified leverage ratios) of the net cash proceeds from the issuance after the closing date of the offering of additional equity interests in us or our subsidiaries, subject to exceptions;

•	75% (unless we attain specified leverage ratios) of our annual excess cash flow; and

•	100% of extraordinary receipts.

All such mandatory prepayments shall be applied first to the term loan facility and second to the revolving credit facility.

Amortization

The term loan facility will mature on its sixth anniversary, with scheduled amortization of principal at three month intervals, in amounts equal to 0.25% of the initial aggregate principal amount of the term loan facility loans, in the case of each of the first 24 quarterly payments, and the then remaining outstanding principal amount of all term loan facility loans shall be due and payable in full on the sixth anniversary of the term loan facility.

The revolving credit facility shall terminate and all amounts outstanding thereunder shall be due and payable in full on the fifth anniversary of the revolving credit facility.

Guarantee and Security

All obligations under our senior secured credit facilities are unconditionally guaranteed by us and each of our existing and future direct and indirect domestic subsidiaries and all foreign obligations under our senior secured credit facilities are unconditionally guaranteed by us and each of our existing and future direct and indirect domestic and foreign subsidiaries, in each case, other than immaterial foreign subsidiaries and subsidiaries to the extent their guarantee is precluded by law or regulation (for example, our captive insurance subsidiary) or the guarantee from which will result in increased tax liabilities to us and our subsidiaries, taken as a whole, or collectively, the “Facility Guarantors.” All obligations under our senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of our assets and the assets of each Facility Guarantor, subject to exceptions, including the following:

•	a pledge of 100% of the capital stock of each of the Facility Guarantors (subject to limitations and exceptions);

•	all present and future intercompany debt owed to us and each Facility Guarantor;

•	all of our and the Facility Guarantors’ present and future property and assets, real and personal (other than leased realty), including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate, leaseholds, fixtures, bank accounts, general intangibles, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash; and

•	all proceeds and products of the property and assets described above.

Covenants and Events of Default

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to some exceptions, our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create liens on assets;

•	change the nature of our business;

•	engage in mergers or consolidations;

•	sell assets;

•	make loans or advances, investments, joint ventures or other acquisitions;

•	pay dividends and other restricted payments;

•	repay indebtedness (including the notes);

•	engage in certain transactions with affiliates;

•	change our fiscal year, amend our organizational documents, or amend or otherwise modify any debt, any related document or any material agreement;

•	make some intercompany transfers;

•	enter into sale and leaseback transactions;

•	make capital expenditures;

•	grant negative pledges;

•	engage in some foreign operations;

•	impair security interests; and

•	change our accounting policies or reporting practices.

In addition, our senior secured credit facilities require us to maintain the following financial covenants:

•	a maximum leverage ratio, as set forth in the table that follows;

Maximum Consolidated
Four Fiscal Quarters Ending	Leverage Ratio

Closing Date through September 30, 2007	6.00 to 1.00
October 1, 2007 through September 30, 2008	5.75 to 1.00
October 1, 2008 through September 30, 2009	5.00 to 1.00
October 1, 2009 through September 30, 2010	4.00 to 1.00
October 1, 2010 through September 30, 2011	3.50 to 1.00
October 1, 2011 until the Term B Maturity Date	3.00 to 1.00

•	a minimum interest coverage ratio, as set forth in the table that follows; and

Minimum Consolidated
Four Fiscal Quarters Ending	Interest Coverage Ratio

Closing Date through September 30, 2007	2.00 to 1.00
October 1, 2007 through September 30, 2008	2.25 to 1.00
October 1, 2008 through September 30, 2009	2.50 to 1.00
October 1, 2009 until the Term B Maturity Date	3.00 to 1.00

•	a minimum fixed charge coverage ratio, as set forth in the table that follows.

Minimum Consolidated
Fixed Charge
Four Fiscal Quarters Ending	Coverage Ratio

Closing Date through September 30, 2007	1.10 to 1.00
October 1, 2007 through September 30, 2008	1.30 to 1.00
October 1, 2008 through September 30, 2009	1.40 to 1.00
October 1, 2009 through September 30, 2010	1.60 to 1.00
October 1, 2010 through September 30, 2011	1.70 to 1.00
October 1, 2011 until the Term B Maturity Date	1.80 to 1.00

Our senior secured credit facilities also contain customary affirmative covenants and events of default.

Financing Arrangement with De Lage Landen Inc.

In December 2000, we entered into an agreement with DLL to provide the majority of future lease financing to our customers. The DLL agreement provides for direct leasing between DLL and our customers. We retain a limited recourse obligation ($42,358,000 at March 31, 2007) to DLL for events of default under the contracts (total balance outstanding of $107,558,000 at March 31, 2007). See “Notes to Condensed Consolidated Financial Statements — Concentration of Credit Risk.”

Convertible Senior Subordinated Debentures

On February 12, 2007, we issued $135 million of 4.125% convertible senior subordinated debentures due February 1, 2027, or the “convertible debentures.” The convertible debentures bear interest at a fixed annual rate of 4.125%, which will be paid in cash on February 1 and August 1 of each year.

The convertible debentures are our general unsecured senior subordinated obligations. The convertible debentures are subordinated in right of payment to all of our existing and future senior debt, including our senior secured credit facilities and the notes, but excluding debt that expressly provides that it ranks equal to or subordinated in right of payment to the convertible debentures; rank equal in right of payment to all of our existing and future senior subordinated debt; and will rank senior in right of payment to all of our future subordinated debt.

The convertible debentures are due on February 1, 2027 but are redeemable at either our option or the holder’s option on other specified dates. We may not redeem the convertible debentures before February 6, 2012. We may redeem some or all of the convertible debentures for cash on or after February 6, 2012 through and including February 1, 2017 if the last reported sale price of our common shares for at least 20 trading days in a 30 trading-day period exceeds 130% of the then applicable conversion price on such 30th trading day (such 30th trading day being no later than February 1, 2017) at a redemption price equal to 100% of the principal amount of the convertible debentures to be redeemed, plus any accrued and unpaid interest (including additional interest, if any), to the redemption date. We may redeem the convertible debentures at our option in whole or in part beginning on February 1, 2017, at a redemption price of 100% of the principal amount plus accrued and unpaid interest including additional interest, if any. Holders may require us to repurchase all or part of the convertible debentures in cash on February 1, 2017 and on February 1, 2022 at a repurchase price of 100% of the principal amount of the convertible debentures plus accrued and unpaid interest including additional interest, if any. Holders of the convertible debentures also may require us to repurchase the convertible debentures upon a fundamental change for cash at 100% of the principal amount of the convertible debentures.

The convertible debentures are able to be converted at the option of the holder: (A) if for a specified period of time, the last reported sale price per share of our common stock exceeds 130% of the applicable conversion price; (B) during the five business days immediately following any five consecutive trading day period in which the trading price per convertible debenture for each trading day in that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate of the convertible debentures on each trading day; (C) if we call any or all of the convertible debentures for redemption; (D) on or after November 1, 2026; and (E) upon the occurrence of specified corporate transactions, including a change in control, a termination of trading of our common stock, the distribution to holders of our common stock of certain purchase rights or the distribution to holders of our common stock of assets (including cash), debt securities or rights or warrants to purchase our securities that have a per share value exceeding 10% of the last reported sale price of the common stock on the trading day preceding the announcement date of the distribution of such assets.

The indenture that governs the convertible debentures also prohibits us from consolidating or merging with or into any person or disposing of all or substantially all of our assets unless specified conditions are satisfied. The indenture also contains events of default, including, among others, events of bankruptcy, insolvency or reorganization and failure to pay principal and interest when due.

DESCRIPTION OF NOTES

As used below in this “Description of Notes” section, the terms “Note” or “Notes” refer to both the initial notes and the exchange notes to be issued in the exchange offer. You can find the definitions of certain terms used in this description under the caption “Certain Definitions.” In this description, references to the “Company” refer only to Invacare Corporation (“Invacare”) and not to any of the subsidiaries of Invacare.

The initial notes were issued, and the exchange notes will be issued, under an indenture, dated February 12, 2007 (the “Indenture”) among the Company, the Guarantors and Wells Fargo Bank, N.A. as trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the exchange notes and the initial notes are identical in all material respects, except that the exchange notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the initial notes do not apply to the exchange notes.

The following is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety, does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the Indenture will be made available to prospective purchasers of the Notes upon request and has been filed as an exhibit to the registration statement of which this prospectus is a part. Certain defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes and the Guarantees

The Notes

The Notes:

•	are general unsecured senior obligations of the Company;

•	rank equally as to payment with all existing and future senior Indebtedness of the Company;

•	are effectively subordinated to all secured Indebtedness of the Company, including Indebtedness under our Senior Credit Facilities, to the extent of the value of the collateral securing such secured Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness and claims of creditors (including trade creditors) and of holders of Preferred Stock of Subsidiaries of the Company that do not guarantee the Notes, including all of our Foreign Subsidiaries;

•	rank senior in right of payment to any future subordinated Indebtedness of the Company, including the Company’s Convertible Senior Subordinated Debentures described under “Description of Other Indebtedness”; and

•	are fully and unconditionally guaranteed by the Guarantors on a senior basis.

The Guarantees

Each guarantee of the Notes:

•	is a general unsecured senior obligation of the Guarantor;

•	ranks equally with all existing and future senior Indebtedness of such Guarantor;

•	is effectively subordinated to all secured Indebtedness of such Guarantor, including its guarantee under our Senior Credit Facilities, to the extent of the value of the collateral securing such secured Indebtedness;

•	is structurally subordinated to all existing and future Indebtedness and claims of creditors (including trade creditors) and of holders of Preferred Stock of Subsidiaries of such Guarantor that do not guarantee the Notes, including our Foreign Subsidiaries; and

•	ranks senior in right of payment to any future subordinated Indebtedness of such Guarantor, including such Guarantor’s guarantees of the Company’s Convertible Senior Subordinated Debentures described under “Description of Other Indebtedness”.

As of March 31, 2007, the Notes were effectively subordinated to approximately $280.1 million of Indebtedness outstanding under our Senior Credit Facilities. In addition, we had $119.3 million available for additional borrowings under our Senior Credit Facilities. The assets of any Subsidiary of the Company that does not guarantee the Notes will be subject to the prior claims of all creditors of that Subsidiary, including trade creditors. In the event of a bankruptcy, administrative receivership, composition, insolvency, liquidation or reorganization of any of the non-guarantor Subsidiaries, such Subsidiaries will pay the holders of their liabilities, including trade payables, before they will be able to distribute any of their assets to the Company or a Guarantor.

Principal, Maturity and Interest

The Notes will mature on February 15, 2015, will be limited in aggregate principal amount to $175.0 million and will be senior obligations of the Company. The Indenture provides for the issuance of up to an unlimited amount of additional Notes (the “Additional Notes”) having identical terms and conditions to the Notes (in all respects other than at the option of the Company as to the payment of interest accruing prior to the issue date of such Additional Notes or except for the first payment of interest following the issue date of such Additional Notes), subject to compliance with the covenants contained in the Indenture. Such Additional Notes may be consolidated and form a single series with the Notes and have the same terms as to status, redemption or otherwise as the Notes. For purposes of this “Description of Notes,” reference to the Notes includes Additional Notes unless otherwise indicated; however, no offering of any such Additional Notes is being or shall in any manner be deemed to be made by this prospectus. In addition, there can be no assurance as to when or whether the Company will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes.

Interest on the Notes will accrue at the rate of 9 3/4% per annum and will be payable semi-annually in cash on each February 15 and August 15, commencing August 15, 2007, to the Holders of record on the immediately preceding February 1 and August 1. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the “Issue Date”). Interest will be computed on the basis of a 360-day year comprising twelve 30-day months.

The principal of and premium, if any, and interest on the Notes will be payable and the Notes will be exchangeable and transferable, at the office or agency of the Company maintained for such purposes (which initially will be the office of the Trustee located at 608 2nd Avenue South, Attention Corporate Trust Operations, MAC N9303-121, Minneapolis, MN 55479) or, at the option of the Company, payment of interest may be paid by check mailed to the address of the person entitled thereto as such address appears in the security register. The Notes will be issued only in registered form without coupons and only in denominations of $1,000 or whole multiples of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

The Notes and any Additional Notes will be treated as a single class of securities under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The Notes will not be entitled to the benefit of any sinking fund.

Guarantees

Each of the Company’s direct and indirect Restricted Subsidiaries (other than each Foreign Subsidiary, any Receivables Subsidiary and the Company’s captive insurance subsidiary, Invatection Insurance Company, and any other captive insurance Restricted Subsidiary) will become a Guarantor and payment of the principal of and premium, if any, and interest on the Notes, when and as the same become due and payable, will be guaranteed, jointly and severally, on a senior basis (the “Guarantees”) by the Guarantors. In addition, if any Restricted Subsidiary (other than each Foreign Subsidiary, any Receivables Subsidiary, Invatection Insurance Company and any other captive insurance Restricted Subsidiary) of the Company becomes a guarantor or obligor in respect of any

Indebtedness of the Company or any of the Restricted Subsidiaries, the Company shall cause such Restricted Subsidiary to enter into a supplemental indenture pursuant to which such Restricted Subsidiary shall agree to guarantee the Company’s obligations under the Notes jointly and severally with any other Guarantors, fully and unconditionally, on a senior basis. See “Certain Covenants — Issuances of Guarantees by Restricted Subsidiaries.”

The obligations of each Guarantor under its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor, and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee will be entitled to a contribution from any other Guarantor in a pro rata amount based on the net assets of each Guarantor determined in accordance with GAAP.

The Guarantee of a Guarantor will be released automatically:

(1) in connection with any sale of a majority of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary, if the sale of all such Capital Stock of that Guarantor complies with the covenants described below under “Certain Covenants — Asset Sales” and “Certain Covenants — Transactions with Affiliates;”

(2) if the Company properly designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary; or

(3) if the Notes are discharged in accordance with the procedures described below under “Defeasance or Covenant Defeasance of Indenture” or “Satisfaction and Discharge;”

provided that any such release and discharge pursuant to clauses (1) and (2) above shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure any, Indebtedness of the Company shall also terminate at such time.

Optional Redemption

After February 15, 2011, the Company may redeem all or a portion of the Notes, on not less than 30 nor more than 60 days’ prior written notice, in amounts of $1,000 or whole multiples of $1,000 in excess thereof at the following redemption prices (expressed as percentages of the principal amount), set forth below plus accrued and unpaid interest, if any, thereon, to the applicable redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Redemption Price

2011	104.875%
2012	102.438%
2013 and thereafter	100.000%

In addition, at any time and from time to time prior to February 15, 2010, the Company may use the net proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the aggregate principal amount of Notes issued under the Indenture (including the principal amount of any Additional Notes issued under the Indenture) at a redemption price equal to 109.750% of the aggregate principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that this redemption provision shall not be applicable with respect to any transaction that results in a Change of Control. At least 65% of the aggregate principal amount of Notes (including the principal amount of any Additional Notes issued under the Indenture) must remain outstanding immediately after the occurrence of such redemption. In order to effect this redemption, the Company must deliver a notice of redemption no later than 30 days after the closing of the related Public Equity Offering and must complete such redemption within 60 days of the closing of the Public Equity Offering.

If less than all of the Notes are to be redeemed, the Trustee shall select the Notes to be redeemed in compliance with the requirements of the principal national security exchange, if any, on which the Notes are listed, or if the Notes are not listed, on a pro rata basis, by lot or by any other method the Trustee shall deem fair and appropriate. Notes redeemed in part must be redeemed only in amounts of $1,000 or whole multiples of $1,000 in excess thereof. Redemption pursuant to the provisions relating to a Public Equity Offering must be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary).

At any time prior to February 15, 2011, the Company also may redeem all or part of the Notes, upon not less than 30 nor more than 60 days’ written notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the redemption date, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require that the Company purchase all or any part (in amounts of $1,000 or whole multiples of $1,000 in excess thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, the Company will offer to purchase all of the Notes, at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

Within 30 days of any Change of Control or, at the Company’s option, prior to such Change of Control but after it is publicly announced, the Company must notify the Trustee and give written notice of the Change of Control to each holder of Notes at his address appearing in the security register. The notice must state, among other things,

•	that a Change of Control has occurred or will occur and the date of such event;

•	the circumstances and relevant facts regarding such Change of Control, including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control;

•	the Change of Control Purchase Price and the Change of Control Purchase Date, which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date the notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; provided that the Change of Control Purchase Date may not occur prior to the Change of Control;

•	that any Note not tendered will continue to accrue interest;

•	that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

•	other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw acceptance of the Change of Control Offer.

If a Change of Control Offer is made, the Company may not have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under “— Events of Default.”

Our Senior Credit Facilities provide that certain change of control events with respect to the Company would constitute a default thereunder, which would obligate the Company to repay amounts outstanding under such indebtedness upon an acceleration of the Indebtedness issued thereunder. A default under our Senior Credit Facilities would result in a default under the Indenture if the lenders accelerate the debt under our Senior Credit Facilities. Any future credit agreements or agreements relating to other indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of the lenders under those agreements to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, likely constitute a default under such other indebtedness. See “Risk Factors — Risks Relating to the Notes — We may not be able to repurchase the notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company. The term “all or substantially all” as used in the definition of “Change of Control” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. Therefore, if holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, it is not clear how a court interpreting New York law would interpret the phrase.

The existence of a holder’s right to require the Company to repurchase such holder’s Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

The provisions of the Indenture will not afford holders of the Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction or certain transactions with the Company’s management or its affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Company by management or its affiliates) involving the Company that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control. A transaction involving the Company’s management or its affiliates, or a transaction involving a recapitalization of the Company, will result in a Change of Control if it is the type of transaction specified by such definition.

The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements described in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Incurrence of Indebtedness and Issuance of Disqualified Stock

(a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur, contingently or otherwise (collectively, “incur”), any Indebtedness (including any Acquired Debt and the issuance of Disqualified Stock), unless such Indebtedness is incurred by the Company or any Guarantor and, in each case, the Company’s Consolidated Interest Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0:1.

(b) Notwithstanding the foregoing, the Company and, to the extent specifically set forth below, the Restricted Subsidiaries may incur each and all of the following (collectively, the “Permitted Debt”):

(1) Indebtedness of the Company and of any Restricted Subsidiary under a Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $400 million, which amount shall be permanently reduced by the amount of Net Available Cash from Asset Sales applied by the Company or any Restricted Subsidiary thereof to permanently repay any such Indebtedness; provided that no more than $100 million of the borrowings under such Credit Facility can be directly borrowed or guaranteed by Subsidiaries that are not Guarantors;

(2) Indebtedness of the Company or any Guarantor pursuant to the Notes (excluding any Additional Notes) and any Guarantee of the Notes and any notes (including Guarantees thereof) issued in exchange for the Notes pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture, and not otherwise referred to in this definition of “Permitted Debt;”

(4) Indebtedness of the Company or any Guarantor pursuant to the Convertible Senior Subordinated Debentures outstanding on the date of the Issue Date, and any amount of Indebtedness issued pursuant to an over-allotment option with respect to the Convertible Senior Subordinated Debentures;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness and the obligee is a Foreign Subsidiary, such Indebtedness must be subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof (other than pursuant to a pledge under a Credit Facility pursuant to a Permitted Lien) and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6) guarantees of any Guarantor of Indebtedness of the Company or any of the Guarantors which is permitted to be incurred under the Indenture;

(7) (a) obligations pursuant to Interest Rate Agreements, but only to the extent such obligations do not exceed the aggregate principal amount of the Indebtedness covered by such Interest Rate Agreements; (b) obligations under currency exchange contracts entered into in the ordinary course of business; and (c) obligations pursuant to hedging arrangements (including, without limitation, swaps, caps, floors, collars, options and similar agreements) entered into in the ordinary course of business and not for speculative purposes; and (d) any guarantee of any of the foregoing;

(8) Indebtedness of the Company or any Restricted Subsidiary represented by Capital Lease Obligations (whether or not incurred pursuant to sale and leaseback transactions) or Purchase Money Obligations in an aggregate principal amount pursuant to this clause (8) not to exceed $30.0 million outstanding at any time; provided that the principal amount of any Indebtedness permitted under this clause (8) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed;

(9) Indebtedness of the Company or any Restricted Subsidiary in connection with (a) one or more standby letters of credit issued by the Company or a Restricted Subsidiary in the ordinary course of business consistent with past practice and (b) other letters of credit, surety, performance, appeal or similar bonds, bankers’ acceptances, completion guarantees or similar instruments pursuant to self-insurance and workers’ compensation obligations; provided that, in each case contemplated by this clause (9), upon the drawing of such letters of credit or other instrument, such obligations are reimbursed within 30 days following such drawing and which obligations may be reimbursed through borrowings of Indebtedness permitted under this covenant; provided, further, that with respect to clauses (a) and (b), such Indebtedness is not in connection with the borrowing of money or the obtaining of advances or credit;

(10) Indebtedness of the Company to the extent the net proceeds thereof are promptly deposited to defease or satisfy the Notes as described below under “— Defeasance or Covenant Defeasance of Indenture” or “Satisfaction and Discharge;”

(11) Indebtedness of the Company or any Restricted Subsidiary arising from agreements for indemnification or purchase price adjustment obligations or similar obligations, earn-outs or other similar obligations or from guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or a Restricted Subsidiary pursuant to such an agreement, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually paid or received by the Company and any Restricted Subsidiary, including the Fair Market Value of non-cash proceeds;

(12) Permitted Refinancing Indebtedness of the Company or any Guarantor issued in exchange for, or the net proceeds of which are used to renew, extend, substitute, refund, refinance or replace, any Indebtedness, including any Disqualified Stock, incurred pursuant to paragraph (a) of this covenant and clauses (2) and (3) of this paragraph (b) of this definition of “Permitted Debt;”

(13) Indebtedness owed to third party financing companies in the form of limited recourse obligations that finance receivables of customers of the Company or any Restricted Subsidiary in the ordinary course of business; provided that such Indebtedness is limited in an amount not in excess of 75% of such obligations in the aggregate of the total owed by customers of the Company or any Restricted Subsidiary to such third party financing companies;

(14) Indebtedness with respect to Standard Receivables Undertakings;

(15) Indebtedness incurred by a Foreign Subsidiary, which may but is not required to be incurred under the Senior Credit Facilities, which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (15) and then outstanding, does not exceed 25% of Consolidated Assets of the Foreign Subsidiaries; provided that at the time of the incurrence of any such Indebtedness the Company’s Consolidated Interest Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0:1; and

(16) Indebtedness of the Company or any Restricted Subsidiary in addition to that described in clauses (1) through (15) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $35.0 million outstanding at any one time in the aggregate.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness permitted by this covenant, the Company in its sole discretion shall classify or reclassify such item of Indebtedness and only be required to include the amount of such Indebtedness as one of such types; provided that Indebtedness under the Senior Credit Facilities which is in existence following the Issue Date, and any renewals, extensions, substitutions, refundings, refinancings or replacements thereof, in an amount not in excess of the amount permitted to be incurred pursuant to clause (1) of paragraph (b) above, shall be deemed to have been incurred pursuant to clause (1) of paragraph (b) above rather than paragraph (a) above.

Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness.

Accrual of interest, accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the accretion or payment of dividends on any Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant; provided, in each such case, that the amount thereof as accrued is included in the calculation of the Consolidated Interest Coverage Ratio of the Company.

For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this covenant, the amount outstanding under any U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of the term Indebtedness, or first committed, in the cases of the revolving credit Indebtedness, provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such indebtedness being refinanced.

If Indebtedness is secured by a letter of credit that serves only to secure such Indebtedness, then the total amount deemed incurred shall be equal to the greater of (x) the principal of such Indebtedness and (y) the amount that may be drawn under such letter of credit.

The amount of Indebtedness issued at a price less than the amount of the liability thereof shall be determined in accordance with GAAP.

Restricted Payments

(a) The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly:

(1) pay any dividend on, or make any distribution to holders of, any shares of the Company’s Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

(2) purchase, redeem, defease or otherwise acquire or retire for value, directly or indirectly, the Company’s Capital Stock or options, warrants or other rights to acquire such Capital Stock;

(3) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, or make any consent payment in connection with any amendment of prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness, except a purchase, repurchase, redemption, defeasance or retirement within one year of final maturity thereof;

(4) pay any dividend or distribution on any Capital Stock of any Restricted Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Restricted Subsidiaries or (b) dividends or distributions made by a Restricted Subsidiary on a pro rata basis to all stockholders of such Restricted Subsidiary); or

(5) make any Investment in any Person (other than any Permitted Investments);

(any of the foregoing actions described in clauses (1) through (5) above, other than any such action that is a Permitted Payment (as defined below), collectively, “Restricted Payments”) (the amount of any such Restricted Payment, if other than cash, shall be the Fair Market Value of the assets proposed to be transferred, as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless

(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an “event of default” under the terms of any Indebtedness of the Company or its Restricted Subsidiaries;

(2) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (i.e., the Company’s Consolidated Interest Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.0:1) (other than Permitted Debt) under the provisions described under paragraph (a) of “— Incurrence of Indebtedness and Issuance of Disqualified Stock;” and

(3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture and all Designation Amounts does not exceed the sum of:

(A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company’s fiscal quarter beginning after the date of the Indenture and ending on the last day of the Company’s last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

(B) the aggregate Net Cash Proceeds, or the Fair Market Value of property other than cash, received after the date of the Indenture by the Company either (1) as capital contributions in the form of common equity to the Company or (2) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (2) or (3) of paragraph (b) below) (and excluding the Net Cash Proceeds from the issuance of Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company (and excluding the Net Cash Proceeds from the exercise of any options, warrants or rights to purchase Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Disqualified Stock of the Company or its Restricted Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Disqualified Stock were issued after the date of the Indenture other than pursuant to the over-allotment option for the Convertible Senior Subordinated Debentures, the aggregate of Net Cash Proceeds from their original issuance (and excluding the Net Cash Proceeds from the conversion or exchange of debt securities or Disqualified Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid);

(E) (a) in the case of the disposition or repayment of any Investment constituting a Restricted Payment (including any Investment in an Unrestricted Subsidiary) made after the date of the Indenture, an amount (to the extent not included in Consolidated Net Income) equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment and net of taxes, and

(b) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the Fair Market Value of the Company’s interest in such Subsidiary provided that such amount shall not in any case exceed the amount of the Restricted Payment deemed made at the time the Subsidiary was designated as an Unrestricted Subsidiary; and

(F) any amount which previously qualified as a Restricted Payment on account of any guarantee entered into by the Company or any Restricted Subsidiary; provided that such guarantee has not been called upon and the obligation arising under such guarantee no longer exists.

(b) Notwithstanding the foregoing, and in the case of clauses (2) through (11) below, so long as no Default or Event of Default is continuing or would arise therefrom, the foregoing provisions shall not prohibit the following actions (each of clauses (1) through (5) and clauses (9) through (11) being referred to as a “Permitted Payment”):

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this covenant and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a “Permitted Payment” for purposes of the calculation required by paragraph (a) of this covenant;

(2) the purchase, repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale for cash (other than to a Subsidiary) of, other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this covenant;

(3) the purchase, repurchase, redemption, defeasance, satisfaction and discharge, retirement or other acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this covenant;

(4) the purchase, repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Disqualified Stock) through the substantially concurrent issuance of Permitted Refinancing Indebtedness;

(5) the repurchase, redemption, retirement or other acquisition for value of any Capital Stock of the Company held by any current or former officers, directors or employees of the Company or any of its Subsidiaries (or permitted transferees of such current or former officers, directors or employees) pursuant to the terms of agreements (including employment agreements) or plans approved by the Company’s Board of Directors or any Committee thereof, including any such repurchase, redemption, acquisition or retirement of shares of such Capital Stock that is deemed to occur upon the exercise of stock options, restricted shares or similar rights if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying federal income tax obligations; provided, however, that the aggregate amount of such repurchases, redemptions, retirements and acquisitions pursuant to this clause (5) (other than of shares of such Capital Stock that are deemed to occur upon the exercise of stock options, restricted shares or similar rights if such shares represent all or a portion of the exercise price or are surrendered in connection with satisfying federal income tax obligations) will not, in the aggregate, exceed $2.5 million per fiscal year (with unused amounts in any fiscal year being carried over to succeeding fiscal years subject to a maximum of $5.0 million in any fiscal year);

(6) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors in an aggregate amount not to exceed $2.5 million outstanding at any one time, the proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (6);

(7) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0125 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions);

(8) the repurchase, redemption or other acquisition or retirement for value of any Convertible Senior Subordinated Debentures upon a “fundamental change” as defined in the Convertible Senior Subordinated Debenture Indenture; provided that all Notes tendered by holders of the Notes in connection with a Change of Control Offer or Prepayment Offer in connection with an Asset Sale, as applicable, have been repurchased, redeemed or acquired for value;

(9) cash payments made in respect of the Convertible Senior Subordinated Debentures upon conversion in an amount not to exceed $10.0 million dollars during the term of the Notes plus any amount repaid with or exchanged or converted for Capital Stock;

(10) Investments in a Receivables Subsidiary made in connection with a Qualified Receivables Transaction; and

(11) Restricted Payments not exceeding $10.0 million in the aggregate.

Transactions with Affiliates

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Restricted Subsidiary) unless such transaction or series of related transactions is entered into in good faith and in writing and

(1) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm’s-length dealings with a party who is not an Affiliate of the Company,

(2) with respect to any transaction or series of related transactions involving an aggregate value in excess of $10.0 million or, for a multi-year transaction, involving an aggregate value in excess of $2.0 million per fiscal year,

(a) the Company delivers an officers’ certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (1) above, and

(b) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Board of Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or

(3) with respect to any transaction or series of related transactions involving an aggregate value in excess of $25.0 million or, for a multi-year transaction, involving an aggregate value in excess of $5.0 million per fiscal year, the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transaction or series of related transactions is fair to the Company or such Restricted Subsidiary from a financial point of view;

provided, however, that this provision shall not apply to:

(i) employee benefit arrangements with any officer or director of the Company, including under any employment agreement, stock option or stock incentive plans, and customary indemnification arrangements with officers or directors of the Company, in each case entered into in the ordinary course of business,

(ii) the payment of reasonable and customary fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Affiliate,

(iii) loans or advances to officers, directors and employees of the Company or any Restricted Subsidiary made in the ordinary course of business in an aggregate amount not to exceed $2.5 million outstanding at any one time,

(iv) any Restricted Payments made in compliance with “— Restricted Payments” above,

(v) any transactions undertaken pursuant to any contracts in existence on the Issue Date (as in effect on the Issue Date) and any renewals, replacements or modifications of such contracts (pursuant to new transactions or otherwise) on terms no less favorable to the holders of the Notes than those in effect on the Issue Date,

(vi) any transaction with a Receivables Subsidiary effected as part of a Qualified Receivables Transaction on terms at least as favorable as would reasonably have been entered into at such time with an unaffiliated party, and

(vii) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Affiliate of the Company.

Liens

The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind, other than Permitted Liens, upon any property or assets (including any intercompany notes) of the Company or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or assign or convey any right to receive any income or profits therefrom, unless (and until such liens remain outstanding) the Notes (or a Guarantee in the case of Liens of a Guarantor) are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien.

Notwithstanding the foregoing, any Lien securing the Notes or a Guarantee granted pursuant to the immediately preceding paragraph shall be automatically and unconditionally released and discharged upon: (i) any sale, exchange or transfer to any Person not an Affiliate of the Company of the property or assets secured by such Lien, (ii) any sale, exchange or transfer to any Person not an Affiliate of the Company of all of the Capital Stock held by the Company or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien, or (iii) with respect to any Lien securing a Guarantee, the release of such Guarantee in accordance with the Indenture.

Asset Sales

(a) The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets and property subject to such Asset Sale and (ii) 75% of the consideration paid to the Company or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash, Cash Equivalents, Liquid Securities, Exchanged Properties (including pursuant to asset swaps) or the assumption by the purchaser of liabilities of the Company (other than liabilities of the Company that are by their terms subordinated to the Notes) or liabilities of any Guarantor that made such Asset Sale (other than liabilities of a Guarantor that are by their terms subordinated to such Guarantor’s Guarantee), in each case as a result of which the Company and its remaining Restricted Subsidiaries are no longer liable for such liabilities (“Permitted Consideration”).

(b) The Net Available Cash from Asset Sales by the Company or a Restricted Subsidiary may be applied by the Company or such Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Pari Passu Indebtedness of the Company or a Restricted Subsidiary), to

(1) repay Indebtedness of the Company under a secured Credit Facility with respect to the assets securing such Credit Facility or repay Indebtedness of a Foreign Subsidiary with the proceeds received with respect to assets of such Foreign Subsidiary;

(2) reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary); or

(3) purchase Notes or purchase both Notes and one or more series or issues of other Senior Indebtedness on a pro rata basis (excluding Notes and Senior Indebtedness owned by the Company or an Affiliate of the Company).

(c) Any Net Available Cash from an Asset Sale not applied in accordance paragraph (b) above within 365 days from the date of such Asset Sale shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will be required to make an offer to purchase Notes having an aggregate principal amount equal to the aggregate amount of Excess Proceeds (the “Prepayment Offer”) at a purchase price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the Asset Sale Purchase Date (as defined in paragraph (d) below) in accordance with the procedures (including prorating in the event of over subscription) set forth in the Indenture, but, if the terms of any Pari Passu Indebtedness require that a Pari Passu Offer be made contemporaneously with the Prepayment Offer, then the Excess Proceeds shall be prorated between the Prepayment Offer and such Pari Passu Offer in accordance with the aggregate outstanding principal amounts of the Notes and such Pari Passu Indebtedness, and the aggregate principal amount of Notes for which the Prepayment Offer is made shall be reduced accordingly. If the aggregate principal amount of Notes tendered by Holders thereof exceeds the amount of available Excess Proceeds, then such Excess Proceeds will be allocated pro rata according to the principal amount of the Notes tendered and the Trustee will select the Notes to be purchased in accordance with the Indenture. To the extent that any portion of the amount of Excess Proceeds remains after compliance with the second sentence of this paragraph (c) and provided that all Holders of Notes have been given the opportunity to tender their Notes for purchase as described in paragraph (d) below in accordance with the Indenture, the Company and its Restricted Subsidiaries may use such remaining amount for purposes permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

(d) Within 30 days after the 365th day following the date of an Asset Sale, the Company shall, if it is obligated to make an offer to purchase the Notes pursuant to paragraph (c) above, deliver a written Prepayment Offer notice to the Holders of the Notes (the “Prepayment Offer Notice”), accompanied by such information regarding the Company and its Subsidiaries as the Company believes will enable such Holders of the Notes to make an informed decision with respect to the Prepayment Offer. The Prepayment Offer Notice will state, among other things:

(1) that the Company is offering to purchase Notes pursuant to the provisions of the Indenture;

(2) that any Note (or any portion thereof) accepted for payment (and duly paid on the Asset Sale Purchase Date) pursuant to the Prepayment Offer shall cease to accrue interest on the Asset Sale Purchase Date;

(3) that any Notes (or portions thereof) not properly tendered will continue to accrue interest;

(4) the purchase price and purchase date, which shall be, subject to any contrary requirements of applicable law, no less than 30 days nor more than 60 days after the date the Prepayment Offer Notice is mailed (the “Asset Sale Purchase Date”);

(5) the aggregate principal amount of Notes to be purchased;

(6) a description of the procedure which Holders of Notes must follow in order to tender their Notes and the procedures that Holders of Notes must follow in order to withdraw an election to tender their Notes for payment; and

(7) all other instructions and materials necessary to enable Holders to tender Notes pursuant to the Prepayment Offer.

(e) The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Prepayment Offer, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

Issuances of Guarantees by Restricted Subsidiaries

The Company will provide to the Trustee, on or prior to the 30th day after the date that (i) any Person (other than a Foreign Subsidiary, a Receivables Subsidiary or Invatection Insurance Company or any other captive insurance Restricted Subsidiary) becomes a Restricted Subsidiary, (ii) any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, or (iii) any Restricted Subsidiary of the Company (which is not a Receivables Subsidiary or a Guarantor other than Invatection Insurance Company or any other captive insurance Restricted Subsidiary) becomes a guarantor or obligor in respect of any Indebtedness of the Company or any of the domestic Restricted Subsidiaries, in each case, a supplemental indenture to the Indenture, executed by such Restricted Subsidiary, providing for a full and unconditional guarantee on a senior basis by such Restricted Subsidiary of the Company’s obligations under the Notes and the Indenture to the same extent as that set forth in the Indenture.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a) The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to

(1) pay dividends or make any other distribution on its Capital Stock,

(2) pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

(3) make loans or advances to the Company or any other Restricted Subsidiary, or

(4) sell, lease or transfer any of its properties or assets to the Company or any other Restricted Subsidiary.

(b) However, paragraph (a) above will not prohibit any encumbrance or restriction created, existing or becoming effective under or by reason of:

(1) any agreement (including the Senior Credit Facilities) in effect on the date of the Indenture;

(2) any agreement or instrument with respect to a Restricted Subsidiary that is not a Restricted Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Restricted Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, provided that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary or the properties or assets of the Company or any Restricted Subsidiary other than such Subsidiary which is becoming a Restricted Subsidiary;

(3) any agreement or instrument governing any Acquired Debt or other agreement of any entity or related to assets acquired by or merged into or consolidated with the Company or any Restricted Subsidiaries, so long as such encumbrance or restriction (A) was not entered into in contemplation of the acquisition, merger or consolidation transaction, and (B) is not applicable to any person, or the properties or assets of any person, other than the person, or the property or assets of the person, so acquired, so long as the agreement containing such restriction does not violate any other provision of the Indenture;

(4) existing under applicable law or any requirement of any regulatory body;

(5) encumbrance or restriction pursuant to the security documents evidencing any Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(6) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of the Company or any Restricted Subsidiary, or customary restrictions in licenses relating to the property covered thereby and entered into in the ordinary course of business;

(7) asset sale agreements permitted to be incurred under the provisions of the covenant described above under the caption “— Asset Sales” that limit the transfer of such assets pending the closing of such sale;

(8) shareholders’, partnership or joint venture agreements entered into in the ordinary course of business; provided, however, that such restrictions do not apply to any Restricted Subsidiaries other than the applicable company, partnership or joint venture; and provided, further, however, that such encumbrances and restrictions may not materially impact the ability of the Company to permit payments on the Notes when due as required by the terms of the Indenture;

(9) cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business;

(10) any other Credit Facility governing debt of the Company or any Guarantor, permitted to be incurred under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock,” that are not (in the view of the Board of Directors of the Company as expressed in a board resolution thereof) materially more restrictive, taken as a whole, than those contained in the Senior Credit Facilities;

(11) under Indebtedness or other contractual requirements of a Receivables Subsidiary in connection with a Qualified Receivables Transaction; provided, however, that such restrictions apply only to such Receivables Subsidiary or the Receivables Assets that are subject to such Qualified Receivables Transaction;

(12) any encumbrance or restriction in connection with a transaction of the type contemplated pursuant to clause (13) of the definition of Permitted Debt; and

(13) encumbrance or restriction under any agreement, amendment, modification, restatement, renewal, supplement, refunding, replacement or refinancing that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (1) through (12), or in this clause (13), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect taken as a whole than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

Sale Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale Leaseback Transaction; provided, that the Company or one of its Restricted Subsidiaries may enter into a Sale Leaseback Transaction if:

(a) the Company or such Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such Sale Leaseback Transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in paragraph (a) of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(b) the gross cash proceeds of such Sale Leaseback Transaction are at least equal to the Fair Market Value of the property that is the subject of such Sale Leaseback Transaction; and

(c) the transfer of assets in such Sale Leaseback Transaction is permitted by, and the Company applies the proceeds of such transaction in the same manner and to the same extent as Net Available Cash and Excess Proceeds from an Asset Sale in compliance with, the covenant described above under the caption “— Asset Sales.”

Unrestricted Subsidiaries

The Board of Directors of the Company may designate after the Issue Date any Subsidiary as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) (x) the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to paragraph (a) of “— Restricted Payments” above in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of the Company’s interest in such Subsidiary calculated in accordance with GAAP or (2) the Fair Market Value of the Company’s interest in such Subsidiary as determined in good faith by the Company’s Board of Directors, or (y) the Designation Amount is less than $10,000;

(c) the Company would be permitted under the Indenture to incur $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Disqualified Stock” at the time of such Designation (assuming the effectiveness of such Designation);

(d) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary;

(e) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, provided that an Unrestricted Subsidiary may provide a Guarantee for the Notes; and

(f) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant “— Restricted Payments” for all purposes of the Indenture in the Designation Amount.

The Indenture will also provide that the Company shall not and shall not cause or permit any Restricted Subsidiary to at any time

(a) provide credit support for, guarantee or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries) or

(b) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary.

For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company will be classified as a Restricted Subsidiary.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(a) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture; and

(c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Debt), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Debt) pursuant to the covenant described under “— Incurrence of Indebtedness and Issuance of Disqualified Stock.”

All Designations and Revocations must be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee certifying compliance with the foregoing provisions of this covenant.

Payments for Consent

The Indenture provides that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Lines of Business

Neither the Company nor any of its Restricted Subsidiaries will directly or indirectly engage in any line or lines of business activity other than that which is a Permitted Business.

Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the Indenture requires the Company to file with the Commission (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the Commission) from and after the Issue Date,

(a) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(b) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-Q after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(c) within the time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 8-K after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Section 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company has agreed that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Indenture requires the Company to hold a quarterly conference call for the Holders of the Notes to discuss the Company’s operating results within five Business Days from the date that the Company would otherwise be required to file reports as set forth above.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under “— Events of Default” until 15 days after the date any report hereunder is due.

Consolidation, Merger and Sale of Assets

The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of Persons (other than the Company or a Guarantor), unless at the time and after giving effect thereto

(1) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis (the “Surviving Entity”) will be a corporation or limited liability company duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Notes and the Indenture will remain in full force and effect as so supplemented (and any Guarantees will be confirmed as applying to such Surviving Entity’s obligations);

(2) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing;

(3) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Debt) under the provisions of “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock;”

(4) at the time of the transaction, each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the Notes;

(5) at the time of the transaction, if any of the property or assets of the Company or any of its Restricted Subsidiaries would thereupon become subject to any Lien, the provisions of “— Certain Covenants — Liens” are complied with; and

(6) at the time of the transaction, the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Except as provided under the third paragraph of “Guarantees,” of this Description of Notes, each Guarantor will not, and the Company will not permit a Guarantor to, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any other Guarantor) unless at the time and after giving effect thereto

(1) either (a) the Guarantor will be the continuing Person in the case of a consolidation or merger involving the Guarantor or (b) the Person (if other than the Guarantor) formed by such consolidation or into which such Guarantor is merged (the “Surviving Guarantor Entity”) will be a corporation, limited liability company, limited liability partnership, partnership, trust or other entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee of the Notes and the Indenture, and such Guarantee and the Indenture will remain in full force and effect;

(2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and

(3) at the time of the transaction such Guarantor or the Surviving Guarantor Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation or merger and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with;

provided, however, that this paragraph shall not apply to any Guarantor whose Guarantee of the Notes is unconditionally released and discharged in accordance with the Indenture.

Notwithstanding the foregoing, the Company or any Guarantor may merge with an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing the Company or Guarantor in another jurisdiction to realize tax or other benefits.

An assumption of our obligations under the Notes and the Indenture by such Surviving Entity or an assumption of the obligations of a Guarantor under its Guarantee of the Notes and the Indenture by such Surviving Guarantor Entity might be deemed for U.S. federal income tax purposes to cause an exchange of the Notes for new Notes by the beneficial owners thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the beneficial owners. You should consult your own tax advisor regarding the tax consequences of such an assumption.

Events of Default

An Event of Default will occur under the Indenture if:

(1) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

(2) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, if any, required repurchase or otherwise);

(3) there shall be a default in the performance or breach of the provisions described in “— Consolidation, Merger and Sale of Assets,” the Company shall have failed to make or consummate a Prepayment Offer in accordance with the provisions of “— Certain Covenants — Asset Sales,” or the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of “Change of Control;”

(4) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (1), (2) or (3) above) and such default or breach shall continue for a period of 60 days after written notice has been given, by overnight delivery, (1) to the Company by the Trustee or (2) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes;

(5) (a) any default in the payment of the principal, premium, if any, or interest on any Indebtedness shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any other Restricted Subsidiary then has outstanding Indebtedness in excess of $25.0 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holder of such Indebtedness shall have the right to accelerate such Indebtedness or (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) of this clause (5) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

(6) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee including any release of any Guarantee contemplated by the Indenture;

(7) one or more judgments, orders or decrees of any court or regulatory or administrative agency for the payment of money in excess of $25.0 million, either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any other Restricted Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect; and

(8) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary.

If an Event of Default (other than as specified in clause (8) of the prior paragraph with respect to the Company) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause (8) of the prior paragraph with respect to the Company occurs and is continuing, then all the Notes shall ipso facto become due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder of Notes. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all Notes then outstanding, (3) the principal of, and premium, if any, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes;

(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

(c) all Events of Default, other than the non-payment of principal of, premium, if any, and interest on the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default or Event of Default under the Indenture and its consequences, except a default or Event of Default (1) in the payment of the principal of, premium, if any, or interest on any Note (which may only be waived with the consent of each holder of Notes affected) or (2) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment.

No holder of any of the Notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered to the Trustee security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not, however, apply to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

The Company is required to notify the Trustee in writing within five business days of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs during any time that the Notes are outstanding, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the premium payable upon optional redemption of the Notes, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, member or stockholder of the Company or any Restricted Subsidiary, as such, will have any liability for any obligations of the Company or the Restricted Subsidiaries under the Notes, the Indenture or the Guarantees to which they are a party, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Defeasance or Covenant Defeasance of Indenture

The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the Notes and the Guarantees discharged with respect to the outstanding Notes (“defeasance”). Such defeasance means that the Company, any such Guarantor and any other obligor under the Indenture and the Guarantees shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes and the Guarantees, except for

(1) the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes from Funds in Trust (as defined below) when such payments are due,

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and

(4) the defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture (“covenant defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either defeasance or covenant defeasance,

(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof (“Funds in Trust”), in such amounts as, in the aggregate, will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or the applicable redemption date, if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on such redemption date);

(b) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(c) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clause (8) under the first paragraph under “— Events of Default” are concerned, at any time during the period ending on the 91st day after the date of deposit;

(e) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Restricted Subsidiary is a party or by which it is bound;

(f) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder;

(g) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that (assuming no holder of the Notes would be considered an insider of the Company or any Guarantor under any applicable bankruptcy or insolvency law and assuming no intervening bankruptcy or insolvency of the Company or any Guarantor between the date of deposit and the 91st day following the deposit) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(h) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(i) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and

(j) the Company will have delivered to the Trustee an officers’ certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when

(a) either

(1) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or

(2) all Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(b) the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars, U.S. Government Obligations, or a combination thereof, sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date;

(c) no Default or Event of Default shall have occurred and be continuing on the date of such deposit;

(d) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Guarantor; and

(e) the Company has delivered to the Trustee an officers’ certificate and an opinion of independent counsel each stating that (1) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (2) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound.

Amendments and Waivers

Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, any other obligor under the Notes, and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note:

(1) change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive a default in the payment of the principal of, premium, if any, or interest on, any such Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

(2) reduce the percentage in principal amount of such outstanding Notes, the consent of whose holders is required for any such amendment or supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture;

(3) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such Note affected thereby;

(4) except as otherwise permitted under “Consolidation, Merger and Sale of Assets,” consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture;

(5) voluntarily release, other than in accordance with the Indenture, the Guarantee of any Guarantor; or

(6) amend or modify any of the provisions of the Indenture in any manner which subordinates the Notes issued thereunder in right of payment to any other Indebtedness of the Company or which subordinates any Guarantee in right of payment to any other Indebtedness of the Guarantor issuing any such Guarantee.

Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company, any Guarantor, any other obligor under the Notes and the Trustee may modify, supplement or amend the Indenture:

(1) to evidence the succession of another Person to the Company, a Guarantor, or any other obligor under the Notes, and the assumption by any such successor of the covenants of the Company, such Guarantor or such obligor in the Indenture and in the Notes and in any Guarantee in accordance with “— Consolidation, Merger and Sale of Assets;”

(2) to add to the covenants of the Company, any Guarantor or any other obligor under the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor under the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee;

(3) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be a mistake or inconsistent with any other provision in the Indenture, the Notes or any Guarantee;

(4) to make any provision with respect to matters or questions arising under the Indenture, the Notes or any Guarantee, provided that such provisions shall not adversely affect the interest of the holders of the Notes in any material respect;

(5) to add a Guarantor or additional obligor under the Indenture or permit any Person to guarantee the Notes and/or obligations under the Indenture;

(6) to release a Guarantor as provided in the Indenture;

(7) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture;

(8) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company’s and any Guarantor’s obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to or for the benefit of the Trustee pursuant to the Indenture or otherwise;

(9) to provide for the issuance of Additional Notes under the Indenture in accordance with the limitations set forth in the Indenture;

(10) to comply with the rules of any applicable securities depositary; or

(11) to conform any non-conforming language or defined terms in the text of the Indenture, the Guarantees or the Notes to any provision of the “Description of Notes” section of the offering memorandum dated February 7, 2007 pursuant to which the initial Notes were offered and sold, so that such provision in the “Description of Notes” section reflects a verbatim recitation of a provision of the Indenture.

The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

Transfer and Exchange

A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder of Notes, among other things, to furnish appropriate endorsements and transfer document and the Company may require a holder of Notes to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Governing Law

The Indenture, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

Concerning the Trustee

Wells Fargo Bank, N.A., the Trustee under the Indenture, is the initial paying agent and registrar for the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee.

The holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will initially be issued in the form of one or more global notes. The global notes will be deposited on the Issue Date with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below. Beneficial interests in the Global Notes may be held through the Euroclear System (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream”) (as indirect participants in DTC).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company and the Guarantors take no responsibility for these operations and procedures and urges investors to contact the system or its participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “Indirect Participants”) that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants or Indirect Participants.

DTC has also advised the Company that pursuant to procedures established by it, ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants), or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which in turn will hold such interests in the Global Note in customers’ securities accounts in the depositories’ names on the books of DTC. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company, the Guarantors and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, the Guarantors, the Trustee or any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. None of the Company, the Guarantors or the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form (“Certificated Notes”), and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the Guarantors or the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon prior written request to the trustee, exchange such beneficial interest for notes in the form of Certificated Notes. Upon any such issuance, the trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee).

Neither the Company nor the trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of notes and the Company and the trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes, the Trustee, in turn, notifies participants of their right to withdraw their beneficial interests from the Global Note, and such participants elect to withdraw their beneficial interests; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and, in the case of initial notes, will bear any applicable restrictive legend unless that legend is not required by applicable law.

Same-Day Settlement and Payment

The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The exchange notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such exchange notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

“Acquired Debt” means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be. For the avoidance of doubt, any Indebtedness under (1) or (2) above that is concurrently extinguished with the underlying transaction will not be Acquired Debt.

“Additional Assets” means (i) any assets or property (other than cash, Cash Equivalents or securities) used in the Permitted Business or any business ancillary thereto, (ii) Investments in any other Person engaged in the Permitted Business or any business ancillary thereto (including the acquisition from third parties of Capital Stock of such Person) as a result of which such other Person becomes a Restricted Subsidiary, (iii) the acquisition from third parties of Capital Stock of a Restricted Subsidiary, (iv) Permitted Business Investments or (v) capital expenditures of the Company or any Restricted Subsidiary in the Company or any Restricted Subsidiary.

“Affiliate” means, with respect to any specified Person: (1) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (2) any other Person that owns, directly or indirectly, 10% or more of any class or series of such specified Person’s (or any of such Person’s direct or indirect parent’s) Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (3) any other Person 10% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means, with respect to a note at any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on February 15, 2011, (such redemption price being that described in the first paragraph under “— Optional Redemption”) plus (2) all required remaining scheduled interest payments due on such note through and including February 15, 2011 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such note on such redemption date, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate; provided that such calculation shall not be a duty or obligation of the applicable Trustee.

“Applicable Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2011; provided, however that if the period from the redemption date to February 15, 2011, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Asset Sale” means (1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or (2) the issuance or sale of equity interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “— Incurrence of Indebtedness and Issuance of Disqualified Stock”), whether in a single transaction or a series of related transactions; in each case, other than: (a) any disposition of Cash Equivalents, hedging contracts, financial instruments or obsolete or worn-out equipment in the ordinary course of business or disposition of assets subject to a casualty loss or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business; (b) the disposition of all or substantially all of the assets of the Company governed by, and in a manner permitted pursuant to, the provisions described above under “Certain Covenants — Consolidation, Merger and Sale of Assets”; (c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants — Restricted Payments”; (d) any disposition of assets or issuance or sale of equity interests of the Company or any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $5.0 million; (e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company; (f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986 or comparable law or regulation, any exchange of like property (excluding any boot thereon) for use in a Permitted Business; (g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business; (h) any issuance or sale of equity interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; (i) foreclosures on assets; (j) sales of Receivables Assets and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the fair market value thereof in a Qualified Receivables Transaction in the ordinary course of business; (k) the creation of Liens to the extent permitted under the covenant described above under “Certain Covenants — Liens”) and (l) the surrender or waiver of any contract rights.

“Attributable Indebtedness” in respect of a Sale Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Average Life to Stated Maturity” means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (2) the sum of all such principal payments.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law or foreign law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

“Capital Lease Obligation” of any Person means any obligation of such Person and its Restricted Subsidiaries on a Consolidated basis under any capital lease of (or other agreement conveying the right to use) real or personal property which, in accordance with GAAP, is required to be recorded as a capitalized lease obligation.

“Capital Stock” of any Person means any and all shares, units, interests, participations, rights in or other equivalents (however designated) of such Person’s capital stock, other equity interests whether now outstanding or issued after the date of the Indenture, partnership interests (whether general or limited), limited liability company interests, any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including any Preferred Stock, and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

“Cash Equivalents” means

(1) United States dollars or such local currencies held from time to time in the ordinary course of business;

(2) any evidence of Indebtedness issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof,

(3) deposits, time deposit accounts, certificates of deposit, eurodollar time deposits, money market deposits or acceptances of any financial institution having capital and surplus in excess of $500 million that is a member of the Federal Reserve System, in the case of U.S. banks, and $100 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks, and whose senior unsecured debt is rated at least “A-2” by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”), or at least “P-2” by Moody’s Investors Service, Inc. (“Moody’s”),

(4) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and rated at least “A-1” by S&P and at least “P-1” by Moody’s,

(5) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States or issued by any agency thereof and backed by the full faith and credit of the United States maturing within 365 days from the date of acquisition, and

(6) money market funds which invest substantially all of their assets in securities described in the preceding clauses (1) through (5).

“Change of Control” means the occurrence of any of the following events:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) The consummation of any transaction (including, without limitation, any merger or consolidation) or the acquisition of any Voting Stock of the Company, the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

(4) the Company consolidates with or merges with or into any Person, or any such Person consolidates with or merges into or with the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where

(A) the outstanding Voting Stock of the Company is changed into or exchanged for (1) Voting Stock of the surviving Person which is not Disqualified Stock or (2) cash, securities and other property (other than Capital Stock of the surviving Person) in an amount which could be paid by the Company as a Restricted Payment as described under “— Certain Covenants — Restricted Payments” (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under “— Certain Covenants — Restricted Payments”) and

(B) immediately after such transaction, the holders of Voting Stock of the Company immediately before such transaction beneficially own a majority of the Voting Stock of the surviving Person; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Securities Act and the Exchange Act then the body performing such duties at such time.

“Company” means Invacare Corporation, an Ohio corporation.

“Consolidated Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP.

“Consolidated EBITDA” means, at any date of determination, an amount equal to Consolidated Net Income (Loss) of the Company and its Restricted Subsidiaries on a consolidated basis for any period plus, (a) the following (without duplication) to the extent deducted in calculating such Consolidated Net Income (Loss): (i) Consolidated Interest Expense, (ii) the provision for federal, state, local and foreign income taxes payable, (iii) depreciation and amortization expense (including, without limitation, the amortization of debt issuance costs), (iv) the rehab reimbursement reserve recorded as of December 31, 2006 in an aggregate amount not to exceed $27.0 million, (v) the non-cash write-down of goodwill and general intangibles with respect to the fiscal quarter ended December 31, 2006, (vi) non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance of stock, stock options or other equity-based awards to the directors, officers and employees of the Company and its Restricted Subsidiaries, (vii) make-whole payments with respect to the repayment on the Issue Date of the privately placed notes of the Company and the write-off of bank fees associated with Indebtedness issued prior to January 1, 2007, collectively in an aggregate amount not to exceed $15.0 million, (viii) cash charges relating to anticipated cost savings initiatives implemented during the Company’s fiscal year 2007 in an aggregate amount not to exceed $18.0 million and up to an aggregate amount not to exceed $10.0 million during each of the Company’s fiscal years 2008 and 2009 of potential cash charges relating to cost savings initiatives implemented during such fiscal year, (ix) other expenses and losses reducing such Consolidated Net Income (Loss) which do not represent a cash item in such period or any future period (in each case of or by the Company and its Restricted Subsidiaries for any such period), and (x) bank or lending fees classified as selling, general and administrative expenses, minus (b) the following to the extent included in calculating such Consolidated Net Income (Loss): (i) federal, state, local and foreign income tax credits and (ii) all non-cash items increasing Consolidated Net Income (Loss) (in each case of or by the Company and its Restricted Subsidiaries for any such period).

“Consolidated Income Tax Expense” of any Person means, for any period, the provision for federal, state, local and foreign income taxes (including state franchise taxes accounted for as income taxes in accordance with GAAP) of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” of any Person means, for any period, the ratio of

(a) Consolidated EBITDA to

(b) without duplication, the sum of Consolidated Interest Expense for such period and any cash dividends paid on any Disqualified Stock or Preferred Stock of such Person and its Restricted Subsidiaries during such period, in each case after giving pro forma effect (as calculated in accordance with Article 11 of Regulation S-X under the Securities Act or any successor provision) to, without duplication,

(1) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period;

(2) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period);

(3) in the case of Acquired Debt or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and

(4) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such period, assuming such acquisition or disposition had been consummated on the first day of such period;

provided that

(1) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate, and

(2) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average balance of such Indebtedness during the applicable period.

“Consolidated Interest Expense” of any Person means, without duplication, for any period, the sum of

(a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, plus

(b) all interest paid or payable with respect to discontinued operations, plus

(c) the portion of rent expense under Capital Lease Obligations that is treated as interest in accordance with GAAP, in each case of or by the Company and its Restricted Subsidiaries on a consolidated basis for such period, plus

(d) the interest expense under any Guaranteed Debt of such Person (to the extent such Guaranteed Debt remains outstanding) and any Restricted Subsidiary to the extent not included under any other clause hereof, whether or not paid by such Person or its Restricted Subsidiaries, plus

(e) dividend requirements of the Company with respect to Disqualified Stock and of any Restricted Subsidiary with respect to Preferred Stock (except, in either case, dividends payable solely in shares of Qualified Capital Stock of the Company or such Restricted Subsidiary, as the case may be).

“Consolidated Net Income (Loss)” of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication,

(1) all extraordinary gains or losses (less all fees and expenses relating thereto) net of taxes,

(2) the portion of net income (or loss) of such Person and its Restricted Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons or Unrestricted Subsidiaries to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted Subsidiaries,

(3) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan,

(4) gains or losses (less all fees and expenses relating thereto), net of taxes, in respect of dispositions of assets other than in the ordinary course of business,

(5) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders,

(6) any impairment charge or write-down of non-current assets, in each case pursuant to GAAP,

(7) any non-cash expenses or charges resulting from stock, stock option or other equity-based awards,

(8) any cumulative effect of a change in accounting principles,

(9) all deferred financing costs written off, and premiums paid, in connection with any early extinguishment of Indebtedness, and.

(10) any non-cash restructuring charges.

“Consolidated Net Tangible Assets” means, with respect to any Person at any date of determination, the aggregate amount of total assets included in such Person’s most recent quarterly or annual consolidated balance sheet prepared in accordance with GAAP less applicable reserves reflected in such balance sheet, after deducting the following amounts: (a) all current liabilities reflected in such balance sheet, and (b) all goodwill, trademarks, patents, unamortized debt discounts and expenses and other like intangibles reflected in such balance sheet.

“Consolidated Non-cash Charges” of any Person means, for any period, the aggregate depreciation, depletion, amortization and exploration expense and other non-cash charges of such Person and its Subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

“Consolidation” means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term “Consolidated” shall have a similar meaning.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of the Board of Directors on the date of the Indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Convertible Senior Subordinated Debentures” means the $135 million aggregate principal amount of 4.125% Convertible Senior Subordinated Debentures due 2027 issued by the Company under the Convertible Senior Subordinated Debentures Indenture.

“Convertible Senior Subordinated Debentures Indenture” means the Convertible Senior Subordinated Debentures Indenture dated as of the Issue Date, among the Company, as issuer, certain of its Subsidiaries, as guarantors, and Wells Fargo Bank, N.A., as trustee, pursuant to which the Convertible Senior Subordinated Debentures are issued.

“Credit Facility” means, one or more debt facilities (including, without limitation, the Senior Credit Facilities), commercial paper facilities or other debt instruments, indentures or agreements, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other debt obligations, in each case, as amended, restated, modified, renewed, refunded, restructured, supplemented, replaced or refinanced (including by means of any Qualified Receivables Transaction) from time to time in whole or in part from time to time, including without limitation any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders).

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Board of Directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

“Disqualified Stock” means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (other than upon a change of control of or sale of assets by the Company in circumstances where the holders of the Notes would have similar rights), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Exchanged Properties” means properties or assets or Capital Stock representing an equity interest in or assets used or useful in the Permitted Business, received by the Company or a Restricted Subsidiary in a substantially concurrent purchase and sale, trade or exchange as a portion of the total consideration for other such properties or assets.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a resolution of the Board of Directors.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that (x) is not organized under the laws of the United States of America or any State thereof or the District of Columbia, or (y) was organized under the laws of the United States of America or any State thereof or the District of Columbia that has no material assets other than Capital Stock of one or more foreign entities of the type described in clause (x) above and is not a guarantor of Indebtedness of a domestic entity under the Senior Credit Facilities.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect (i) with respect to periodic reporting requirements, from time to time, and (ii) otherwise on the Issue Date.

“Guarantee” means the guarantee by any Guarantor of the Company’s Indenture Obligations; provided that the term “Guarantee” shall not include Standard Receivables Undertakings in a Qualified Receivables Transaction.

“Guaranteed Debt” of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement

(1) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness,

(2) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss,

(3) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered),

(4) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or to cause such debtor to achieve certain levels of financial performance or

(5) otherwise to assure a creditor against loss;

provided that the term “guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

“Guarantor” means any Subsidiary which is a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the “Issuances of Guarantees by Restricted Subsidiaries” covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

“Indebtedness” means, with respect to any Person, without duplication,

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities,

(2) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments,

(3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person to the extent of the value of such property (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business,

(4) all obligations under or in respect of currency exchange contracts, commodity hedging arrangements and Interest Rate Agreements of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time),

(5) all Capital Lease Obligations of such Person,

(6) the Attributable Indebtedness related to any Sale Leaseback Transaction,

(7) all Indebtedness referred to in clauses (1) through (6) above of other Persons and all dividends of other Persons, to the extent the payment of such Indebtedness or dividends is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property to the extent of the value of such property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness,

(8) all Guaranteed Debt of such Person,

(9) all Disqualified Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends,

(10) Preferred Stock of any Restricted Subsidiary of the Company or any Guarantor, and

(11) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (1) through (10) above.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value to be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock.

“Indenture” means the Notes Indenture dated as of the Issue Date, among the Company, as issuer, certain of its Subsidiaries, as guarantors, and Wells Fargo Bank, N.A., as trustee, pursuant to which the Notes are issued.

“Indenture Obligations” means the obligations of the Company and any other obligor under the Indenture or under the Notes, including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

“Interest Rate Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

“Investment” means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. “Investment” shall exclude direct or indirect advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the Company’s or any Restricted Subsidiary’s balance sheet, endorsements for collection or deposit arising in the ordinary course of business, extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and travel expenses and similar advances to officers and employees arising in the ordinary course of business. If the Company of any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company (other than the sale of all of the outstanding Capital Stock of such Subsidiary), the Company will be deemed to have made an Investment on the date of such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in “— Certain Covenants — Restricted Payments.”

“Issue Date” means the original issue date of the Notes under the Indenture.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capital Lease Obligation or other title retention agreement.

“Liquid Securities” means securities (i) of an issuer that is not an Affiliate of the Company, (ii) that are publicly traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market and (iii) as to which the Company is not subject to any restrictions on sale or transfer (including any volume restrictions under Rule 144 under the Securities Act or any other restrictions imposed by the Securities Act) or as to which a registration statement under the Securities Act covering the resale thereof is in effect for as long as the securities are held; provided that securities meeting the requirements of clauses (i), (ii) and (iii) above shall be treated as Liquid

Securities from the date of receipt thereof until and only until the earlier of (a) the date on which such securities are sold or exchanged for cash or Cash Equivalents and (b) 150 days following the date of receipt of such securities. If such securities are not sold or exchanged for cash or Cash Equivalents within 150 days of receipt thereof, for purposes of determining whether the transaction pursuant to which the Company or a Restricted Subsidiary received the securities was in compliance with the provisions of the Indenture described under “— Certain Covenants — Asset Sales,” such securities shall be deemed not to have been Liquid Securities at any time.

“Maturity” means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Asset Sale Purchase Date, the Change of Control Purchase Date or the redemption date and whether by declaration of acceleration, Prepayment Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

“Net Available Cash” from an Asset Sale or Sale Leaseback Transaction means cash proceeds received therefrom (including (i) any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received and (ii) the Fair Market Value of Liquid Securities and Cash Equivalents, and excluding (a) any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the assets or property that is the subject of such Asset Sale or Sale Leaseback Transaction and (b) except to the extent subsequently converted to cash, Cash Equivalents or Liquid Securities within 180 days after such Asset Sale or Sale Leaseback Transaction, or consideration other than as identified in the immediately preceding clauses (i) and (ii)), in each case net of (a) all legal, title and recording expenses, commissions and other fees and expenses incurred, and all federal, state, foreign and local taxes required to be paid or accrued as a liability under GAAP as a consequence of such Asset Sale or Sale Leaseback Transaction, (b) all payments made on any Indebtedness (but specifically excluding Indebtedness of the Company and its Restricted Subsidiaries assumed in connection with or in anticipation of such Asset Sale or Sale Leaseback Transaction) which is secured by any assets subject to such Asset Sale or Sale Leaseback Transaction, in accordance with any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or Sale Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Asset Sale or Sale Leaseback Transaction, provided that such payments are made in a manner that results in the permanent reduction in the balance of such Indebtedness and, if applicable, a permanent reduction in any outstanding commitment for future incurrences of Indebtedness thereunder, (c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale or Sale Leaseback Transaction and (d) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale or Sale Leaseback Transaction and retained by the Company or any Restricted Subsidiary after such Asset Sale or Sale Leaseback Transaction; provided, however, that if any consideration for an Asset Sale or Sale Leaseback Transaction (which would otherwise constitute Net Available Cash) is required to be held in escrow pending determination of whether a purchase price adjustment will be made, such consideration (or any portion thereof) shall become Net Available Cash only at such time as it is released to such Person or its Restricted Subsidiaries from escrow.

“Net Cash Proceeds” means with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under “— Certain Covenants — Restricted Payments,” the proceeds of such issuance or sale in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Pari Passu Indebtedness” means any Indebtedness of the Company or a Guarantor that is pari passu in right of payment to the Notes or a Guarantee, as the case may be.

“Pari Passu Offer” means an offer by the Company or a Guarantor to purchase all or a portion of Pari Passu Indebtedness to the extent required by the indenture or other agreement or instrument pursuant to which such Pari Passu Indebtedness was issued.

“Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in this prospectus and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplementary or complementary thereto, or reasonable extensions thereof.

“Permitted Investment” means

(1) Investments in any Restricted Subsidiary (including the purchase of Capital Stock of a Restricted Subsidiary) or any Person which, as a result of such Investment, (a) becomes a Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary;

(2) Indebtedness of the Company or a Restricted Subsidiary described under clauses (5), (6), (7) and (13) of the definition of “Permitted Debt” and the related Investment;

(3) Investments in any of the Notes;

(4) Cash Equivalents or cash;

(5) Investments acquired by the Company or any Restricted Subsidiary in connection with an asset sale permitted under “— Certain Covenants — Asset Sales” to the extent such Investments are non-cash proceeds as permitted under such covenant;

(6) Investments in existence on the date of the Indenture and any extensions or renewals thereof;

(7) Investments acquired in exchange for the issuance of Capital Stock of the Company or an Unrestricted Subsidiary;

(8) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(9) loans or advances to employees of the Company in the ordinary course of business for bona fide business purposes of the Company and its Restricted Subsidiaries (including travel, entertainment and relocation expenses) in the aggregate amount outstanding at any one time of not more than $2.5 million;

(10) any Investments received in good faith in settlement or compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(11) other Investments in the aggregate amount outstanding at any one time of up to $15.0 million;

(12) the acquisition by a Receivables Subsidiary in connection with a Qualified Receivables Transaction of Capital Stock of a trust or other Person established by such Receivables Subsidiary to effect such Qualified Receivables Transaction; and any Investment by the Company or a Subsidiary of the Company in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Transaction; provided that such Investment is in the form of a customary promissory note from the Company or a Subsidiary, contributions of additional Receivables Assets and/or cash and Cash Equivalents or equity interests; and

(13) Investments in Invatection Insurance Company to the extent required under the State of Vermont regulatory authority or law.

In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value at the time of Investment, without regard to subsequent changes in value.

“Permitted Lien” means:

(a) any Lien existing as of the date of the Indenture on Indebtedness existing on the date of the Indenture and not otherwise referred to in this definition;

(b) any Lien with respect to a Credit Facility or any successor Credit Facility so long as the aggregate principal amount outstanding under such Credit Facility or any successor Credit Facility does not exceed the principal amount which could be borrowed under clause (1) of the definition of Permitted Debt;

(c) any Lien securing Indebtedness permitted to be incurred pursuant to clause (15) and (16) of the definition of Permitted Debt;

(d) any Lien granted by Invatection Insurance Company or any other captive insurance company to the extent such Indebtedness was incurred in accordance with the laws or regulations of the State of Vermont or other jurisdiction;

(e) any Lien securing goods sold by a Restricted Subsidiary located in Europe to the extent such Lien is limited to the value of such goods sold;

(f) any Lien securing the Notes, the Guarantees and other obligations arising under the Indenture, and any Lien in favor of the trustee under the Convertible Senior Subordinated Debentures Indenture;

(g) any Lien in favor of the Company or a Restricted Subsidiary;

(h) any Lien arising by reason of:

(1) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(2) taxes, assessments or governmental charges or claims that are not yet delinquent or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as will be required in conformity with GAAP will have been made therefor;

(3) security made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security;

(4) good faith deposits in connection with tenders, leases and contracts (other than contracts for the payment of money);

(5) zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights of way, utilities, sewers, electric lines, telephone or telegraph lines, and other similar purposes, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, Liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or any Subsidiary or the value of such property for the purpose of such business;

(6) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds;

(7) operation of law in favor of mechanics, carriers, warehousemen, landlords, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; or

(8) Indebtedness or other obligations of a Wholly Owned Restricted Subsidiary owing to the Company or another Wholly Owned Restricted Subsidiary of the Company;

(i) any Lien securing Acquired Debt created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Subsidiary; provided that such Lien only secures the assets acquired in connection with the transaction pursuant to which the Acquired Debt became an obligation of the Company or a Restricted Subsidiary;

(j) any Lien to secure performance bids, leases (including, without limitation, statutory and common law landlord’s liens), statutory obligations, surety and appeal bonds, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Subsidiary and not securing or supporting Indebtedness;

(k) any Lien securing Indebtedness permitted to be incurred under Interest Rate Agreements incurred pursuant to clause (7) of the definition of Permitted Debt, so long as none of such Indebtedness constitutes debt for borrowed money;

(l) any Lien securing Capital Lease Obligations or Purchase Money Obligations incurred in accordance with the Indenture (pursuant to clause (8) of the definition of Permitted Debt) and which are incurred or assumed solely in connection with the acquisition, development or construction of real or personal, moveable or immovable property commencing within 90 days of such incurrence or assumption; provided that such Liens only extend to such acquired, developed or constructed property, such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (including the cost of any installation and software), and the incurrence of such Indebtedness is permitted by the “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant;

(m) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(n) (1) Liens on property, assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary or is merged with or into or consolidated with the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary or such merger or consolidation; provided further, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary and assets fixed or appurtenant thereto; and (2) Liens on property, assets or shares of capital stock existing at the time of acquisition thereof by the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition and do not extend to any property other than the property so acquired;

(o) any Lien incurred in connection with a transaction of the type contemplated pursuant to clause (13) of the definition of Permitted Debt;

(p) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (o) so long as no additional collateral is granted as security thereby; and

(q) in addition to the items referred to in clauses (a) through (p) above, Liens of the Company and its Restricted Subsidiaries on Indebtedness in an aggregate amount which, when take together with the aggregate amount of all Liens on Indebtedness incurred pursuant to this clause (q) and then outstanding, will not exceed 10.0% of Consolidated Net Tangible Assets at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

(3) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

“Public Equity Offering” means an underwritten public offering of common stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-4 (or any successor form covering substantially the same transactions), Form S-8 (or any successor form covering substantially the same transactions) or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

“Purchase Money Obligation” means any Indebtedness secured by a Lien on assets related to the business of the Company and any additions and accessions thereto, which are purchased or constructed by the Company at any time after the Notes are issued; provided that

(1) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a “Purchase Money Security Agreement”) shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom,

(2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness; and

(3) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company of the assets subject thereto (including the cost of any installation and software) or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired (including the cost of any installation and software), any additions and accessions thereto and any proceeds therefrom.

“Qualified Capital Stock” of any Person means any and all Capital Stock of such Person other than Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) or (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or transfers an undivided interest in or grants a security interest in, any Receivable Assets (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivable Assets, all contracts and all guarantees or other obligations in respect of such Receivable Assets, proceeds of such Receivable Assets and other assets which are customarily transferred, or in respect of which security interest are customarily granted, in connection with asset securitization transactions involving Receivable Assets and any hedging obligations entered into by the Company or any of its Subsidiaries in connection with such Receivable Assets.

“Receivables Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams or any rights to collection of any of the foregoing (whether now existing or arising or acquired in the future) subject to a Qualified Receivables Transaction and any assets related thereto, including, without limitation, all collateral securing such assets including any pledged bank accounts and lock boxes, all contracts and contract rights and all guarantees or other obligations in respect of such assets and all proceeds of the foregoing.

“Receivables Subsidiary” means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Receivables Transaction in which the Company or any of its Subsidiaries makes an Investment and to which the Company or any of its Subsidiaries transfers Receivables Assets and related assets) which engages in no activities other than in connection with the financing of Receivables Assets of the Company or its Subsidiaries, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) to be a Receivables Subsidiary (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (1) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Receivables Undertakings), (2) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Receivables Undertakings or (3) subjects any property or assets of the Company or any Subsidiary of the Company (other than Receivables Assets and related assets as provided in the definition of “Qualified Receivables Transaction”) directly or indirectly, contingently or otherwise, to the satisfaction thereof other than pursuant to Standard Receivables Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding (other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company) other than fees payable in the ordinary course of business in connection with servicing Receivables Assets, and (c) with which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company or such other Person will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company or such Person giving effect to such designation, together with an officers’ certificate certifying that such designation complied with the foregoing conditions.

“Restricted Subsidiary” means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company by a board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “Certain Covenants — Unrestricted Subsidiaries.”

“Revolving Credit Facility” means the revolving credit facility of $150 million dated as of February 12, 2007 with the Company as borrower and Bank of America, N.A., National City Bank and KeyBank National Association as initial lenders thereunder, with National City Bank as administrative agent, National City Bank and KeyBank National Association as joint lead arrangers, Banc of America Securities LLC, National City Bank and KeyBank National Association as joint book running managers, KeyBank National Association as syndication agent and Bank of America, N.A. as documentation agent thereunder.

“Sale Leaseback Transaction” means, with respect to the Company or any of its Restricted Subsidiaries, any arrangement with any Person providing for the leasing by the Company or any of its Restricted Subsidiaries of any principal property, acquired or placed into service more than 180 days prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or any of its Restricted Subsidiaries to such Person.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

“Senior Credit Facilities” means, collectively, the Revolving Credit Facility and the Term B Credit Facility.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture.

“Standard Receivables Undertakings” means representations, warranties, covenants and indemnities, including, without limitation, any indemnification of directors, entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be reasonably customary in a Qualified Receivables Transaction, including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary.

“Stated Maturity” means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

“Subsidiary” of a Person means

(1) any corporation more than 50% of the outstanding voting power of the Voting Stock of which is owned or controlled, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person, or by such Person and one or more other Subsidiaries thereof, or

(2) any limited partnership of which such Person or any Subsidiary of such Person is a general partner, or

(3) any other Person in which such Person, or one or more other Subsidiaries of such Person, or such Person and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof.

“Term B Credit Facility” means the Term B facility aggregating $250 million dated as of February 12, 2007 with the Company as borrower and Bank of America, N.A., National City Bank and KeyBank National Association as initial lenders thereunder, with National City as administrative agent, Banc of America Securities LLC and KeyBank National Association as joint lead arrangers, Banc of America Securities LLC, National City Bank and KeyBank National Association as joint book running managers, KeyBank National Association as syndication agent and Bank of America, N.A. as documentation agent thereunder.

“Unrestricted Subsidiary” means any Subsidiary of the Company (other than a Guarantor) designated as such pursuant to and in compliance with the covenant described under “Certain Covenants — Unrestricted Subsidiaries.”

“Unrestricted Subsidiary Indebtedness” of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary

(1) as to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable (by virtue of the Company or any such Restricted Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Restricted Subsidiary to any Affiliate of the Company, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary; and

(2) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity;

provided that notwithstanding the foregoing, any Unrestricted Subsidiary may guarantee the Notes.

“U.S. Government Obligations” means (i) securities that are (a) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof; and (ii) depositary receipts issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (i) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal or interest on any U.S. Government Obligation which is so specified and held; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest of the U.S. Government Obligation evidenced by such depositary receipt.

“Voting Stock” of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment and (b) the amount of each such principal payment by (2) the sum of all such principal payments.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Restricted Subsidiary (other than directors’ qualifying shares).

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with requirements imposed by certain U.S. Treasury Regulations, notification is hereby given that the tax discussion and any conclusions contained herein (i) are written in connection with the promotion or marketing by others of the transactions or matters addressed herein, and (ii) are not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding any penalties which may be imposed on the taxpayer by the U.S. Internal Revenue Service, or the “IRS.” Each prospective investor should seek advice with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the transactions discussed herein based on its particular circumstances from an independent tax advisor.

In General

The following discussion is a summary of certain material U.S. federal income tax consequences and, in the case of a non-U.S. Holder (as defined below), the material U.S. federal estate tax consequences relevant to the exchange for the note, and the purchase, ownership and disposition of the notes, but this summary does not purport to be a complete analysis of all potential tax effects to beneficial owners of the notes.

•	The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” U.S. Treasury Regulations issued thereunder, IRS rulings and pronouncements and judicial decisions in effect or in existence as of the date of this prospectus, all of which are subject to change or differing interpretations at any time. Any such change or differing interpretations may be applied retroactively in a manner that could adversely affect beneficial owners of the notes and the continued validity of this summary.

•	This discussion does not address all of the U.S. federal income tax consequences that may be relevant to particular beneficial owners of the notes in light of their particular circumstances (such as the application of the alternative minimum tax) or that may be relevant because the beneficial owner is subject to special rules, including but not limited to rules applicable to certain financial institutions, certain U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, U.S. holders whose functional currency is not the U.S. Dollar, tax-exempt organizations, individual retirement accounts and tax-deferred accounts, controlled foreign corporations, passive foreign investment companies and regulated investment companies and shareholders of such corporations, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, and persons holding the notes as part of a “straddle,” “hedge,” “synthetic security,” “constructive sale,” “conversion transaction,” “wash sale” or other integrated transaction.

•	This discussion only applies to a beneficial owner of a note that purchased the initial note for cash in the original issue and at the note’s “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers for cash).

•	Except where specifically indicated, this summary does not discuss the effect of any other U.S. federal tax laws (including, but not limited to, U.S. federal estate and gift tax), or any applicable state, local or foreign tax laws.

•	The discussion deals only with notes held as “capital assets” (generally, assets held for investment) within the meaning of Section 1221 of the Code.

As used herein, “U.S. Holder” means a beneficial owner of the notes that is for U.S. federal tax purposes:

•	an individual that is a citizen or resident of the U.S., including a resident alien individual meeting the requirements under Section 7701(b) of the Code,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) can control all substantial decisions of the trust (or if a valid election is in effect under the applicable U.S. Treasury Regulations to treat the trust as a “United States person”).

A “non-U.S. Holder” is a beneficial owner of the notes that is neither a U.S. Holder nor a partnership (or an entity or arrangement classified as a partnership) for U.S. federal tax purposes.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the exchange, purchase, ownership or disposition of the notes or that any such position would not be sustained.

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of a partner and the activities of the partnership. This discussion does not address the tax consequences to the beneficial owner of the notes if the notes are held through a partnership, an entity or arrangement classified as a partnership or any other pass-through entity.

Each taxpayer should consult their tax advisors with regard to the application of the U.S. federal income and estate tax consequences discussed below to their particular situation and the application of any other U.S. federal as well as state, local or foreign tax laws and tax treaties, including gift and estate tax laws.

U.S. Holders

This section applies to U.S. Holders.

Exchange Offer

The exchange of the initial notes for the exchange notes (as described in “The Exchange Offer”) will not constitute a taxable exchange for U.S. federal income tax purposes and each exchange note will, in general, be treated for U.S. federal income tax purposes as the same instrument as the note it was exchanged for. Consequently:

•	A U.S. Holder will not recognize taxable gain or loss as a result of exchanging its notes for exchange notes.

•	The adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the notes exchanged therefor immediately before such exchange.

•	The holding period of the exchange notes received will include the holding period of the notes exchanged therefor.

Interest Payments

•	If a U.S. Holder is a cash method taxpayer for U.S. federal income tax purposes (including most individuals), the U.S. Holder must include the interest on its notes in its gross income when received (actually or constructively).

•	If a U.S. Holder is an accrual method taxpayer for U.S. federal income tax purposes, it must include the interest on its notes in its gross income at the time the interest accrues (i.e., when all events that fix, with reasonable certainty, the U.S. Holder’s rights with respect to the interest have accrued).

•	In certain circumstances (as described in “Description of Notes — Change of Control) we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to U.S. Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of additional interest pursuant to the registration rights provisions or the potential payment of a premium pursuant to the change of control provisions as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such U.S. Holder discloses its contrary position in the manner required by applicable U.S. Treasury Regulations. The IRS, however, may take a different position, which could affect the character, amount and timing of income that you must recognize. If, contrary to our expectations, we pay additional interest, although it not free from doubt, such additional interest should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is paid in accordance with the U.S. Holder’s regular method of tax accounting. In the event we pay additional interest on the notes, a U.S. Holder should consult its own tax advisor regarding the treatment of such amounts.

•	We have the option to repurchase the notes under certain circumstances at a premium to the issue price. Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, we will be deemed not to exercise the option, and the possibility of this redemption premium will not affect the character, amount and timing of income recognized by a U.S. Holder in advance of receipt of any such redemption premium.

Sale or Other Taxable Disposition of the Notes

On the sale, exchange (other than for exchange notes pursuant to the exchange offer, as discussed above, or in a tax-free transaction), redemption, retirement or other taxable disposition of a note:

•	A U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized upon such disposition (less a portion allocable to any accrued and unpaid interest, as explained below) and its tax basis in the note.

•	In general, the tax basis in the note is the amount the U.S. Holder paid for the note.

•	The gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the note has been held for more than one year at the time of the disposition. Otherwise, the gain or loss will be a short-term capital gain or loss. For some non-corporate taxpayers (including individuals) long-term capital gains will be subject to a maximum tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for disposition occurring during taxable years beginning on or after January 1, 2011. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation under the Code.

•	If a U.S. Holder sells its note between interest payment dates, a portion of the amount it receives will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as interest income to the extent not previously included in its gross income (and not as sale proceeds) and will be taxed as ordinary income rather than capital gain.

Discharge

If we were to obtain a discharge of our obligations under the Indenture with respect to all of the notes then outstanding, as described above under “Description of Notes — Satisfaction and Discharge,” such discharge generally would be deemed to constitute a taxable exchange of the outstanding notes for other property. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after such deemed exchange, a U.S. Holder also might be required to recognize income from the property deemed to have been received in such exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. Each taxpayer should consult their tax advisors as to the specific consequences arising from a discharge in their particular situation.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting and backup withholding to the IRS:

•	If a U.S. Holder holds its notes through a broker or other securities intermediary, such intermediary must provide information to the IRS and to a U.S. Holder on IRS Form 1099 concerning interest, or disposition proceeds on the notes, unless an exemption applies.

•	Similarly, unless an exemption applies, a U.S. Holder must provide the intermediary or us with their correct Taxpayer Identification Number, or “TIN,” for use in reporting information to the IRS. If the U.S. Holder is an individual, this generally is such individual’s social security number. A U.S. Holder is also required to comply with other IRS requirements concerning information reporting, including a certification, signed under the penalties of perjury, that the U.S. Holder is not subject to backup withholding and is a U.S. person.

•	If a U.S. Holder is subject to these requirements but does not comply, the intermediary must withhold a percentage of all amounts payable to the U.S. Holder on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. This is called “backup withholding.” Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN provided is incorrect.

•	Backup withholding is not an additional tax. The withheld amounts, if any, may be used as a credit against the U.S. Holder’s U.S. federal income tax liability (or refund may be claimed) as long as the U.S. Holder timely provides the required information to the IRS.

•	All individuals are subject to these requirements. Some non-individual holders, including all corporations, tax-exempt organizations and individual retirement plans, are exempt from these requirements.

Non-U.S. Holders

This section applies to non-U.S. Holders.

Exchange Offer

As described under “— U.S. Holders — Exchange Offer,” the exchange of the initial notes for the exchange notes will not constitute a taxable exchange.

Interest Payments

Subject to the discussion below concerning effectively connected income and backup withholding, payments of principal of and interest on the notes by us or our paying agent (in its capacity as such) to a non-U.S. Holder will not be subject to U.S. federal income and withholding tax, provided that in the case of interest one of two tests is satisfied:

•	The first test (the “portfolio interest” test) is satisfied if:

•	the non-U.S. Holder does not own, directly or indirectly, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the non-U.S. Holder is not a controlled foreign corporation (within the meaning of the Code) for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•	the non-U.S. Holder is not a bank receiving interest on the notes on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of its trade or business; and

•	the non-U.S. Holder certifies to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form), which can reliably be related to the non-U.S. Holder, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides us or our paying agent its name and address. If the non-U.S. Holder holds the notes through a securities clearing organization, bank, financial institution or other agent that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. Holder, the non-U.S. Holder will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent under the penalties of perjury, either directly or through other intermediaries.

•	The second test is satisfied if the non-U.S. Holder is otherwise entitled to the benefits of an income tax treaty under which such interest is exempt from U.S. federal withholding tax, and it (or its agent) provides to us a properly executed IRS Form W-8BEN (or an appropriate substitute form evidencing eligibility for the exemption).

The applicable U.S. Treasury Regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these U.S. Treasury Regulations, special rules apply to pass-through entities and this certification requirement may also apply to beneficial owners of pass-through entities.

Payments of interest on the notes that do not meet the above-described requirements will be subject to a U.S. federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if the non-U.S. Holder establishes that it qualifies to receive the benefits of such treaty) collected by means of withholding.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below concerning effectively connected income and backup withholding, a non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on (or accrued interest treated as received from) the sale, exchange, redemption, retirement or other taxable disposition of the notes unless (i) the non-U.S. Holder is an individual, is present in the U.S. for at least 183 days during the year in which it disposes of the notes, and certain other conditions are satisfied (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. Holder is not considered a resident alien under the Code), or (ii) in the case of disposition proceeds representing accrued interest, the non-U.S. Holder cannot satisfy the requirements of the “portfolio interest” test described above or is not entitled to the benefits of an income tax treaty under which such interest is exempt from U.S. federal income tax (and the U.S. federal income tax liability has not otherwise been fully satisfied through the U.S. federal withholding tax described above).

Discharge

As described above under “— U.S. Holders — Discharge,” in the case of a discharge of our obligations under the Indenture with respect to all the notes then outstanding, such discharge generally would be deemed to constitute a taxable exchange of the outstanding notes for other property. A non-U.S. Holder may be required to recognize income with respect to the property deemed to have been received in such discharge over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. Such income may be subject to U.S. federal income and/or withholding taxes. Each taxpayer should consult their tax advisors as to the specific consequences arising from a discharge in their particular situation.

Effectively Connected Income

The preceding discussion assumes that the interest and gain received by a non-U.S. Holder is not effectively connected with the conduct by it of a trade or business in the U.S. If a non-U.S. Holder is engaged in a trade or business in the U.S. and its investment in the notes is effectively connected with such trade or business:

•	The non-U.S. Holder will be exempt from the 30% withholding tax on the interest (provided a certification requirement, generally on IRS Form W-8ECI, is met) and will instead generally be subject to U.S. federal income tax on any interest and gain with respect to the notes on a net income basis at the regular graduated rates and in the same manner as if it were a U.S. Holder.

•	If the non-U.S. Holder is a foreign corporation, it may also be subject to an additional branch profits tax at a rate of 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items (or such lower rate provided by an applicable income tax treaty if it establishes that it qualifies to receive the benefits of such treaty).

•	If the non-U.S. Holder is eligible for the benefits of an applicable income tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. Holder in the U.S.

U.S. Federal Estate Tax

A note held or beneficially owned by an individual who, for U.S. federal estate tax purposes, is not a citizen or resident of the U.S. at the time of death will not be includable in the decedent’s gross estate for U.S. federal estate tax purposes, provided that (i) such individual did not at the time of death, directly or indirectly, actually or constructively, own 10% or more of the combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. In addition, the U.S. estate tax may not apply with respect to such note under the terms of an applicable estate tax treaty. Each taxpayer should consult their tax advisors concerning the application of the U.S. federal estate tax laws to their particular situation.

Information Reporting and Backup Withholding

U.S. rules concerning information reporting and backup withholding applicable to a non-U.S. Holder are as follows:

•	Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to a non-U.S. Holder if it has provided the required certification that it is not a “United States person” (as described above). The exemption does not apply if the withholding agent or an intermediary knows or has reason to know that the non-U.S. Holder should be subject to the information reporting or backup withholding rules. In addition, information reporting may still apply to payments of interest (on Form 1042-S) even if certification is provided and the interest is exempt from the 30% U.S. federal withholding tax. Moreover, copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. Holder resides under the provisions of a treaty or agreement.

•	Gross proceeds received by the non-U.S. Holder on a disposition of its notes through a broker may be subject to information reporting and/or backup withholding at a rate of up to 28% (which rate currently is scheduled to increase to 31% for taxable years beginning on or after January 1, 2011) if it is not eligible for an exemption or do not provide the certification described above, or if the broker has actual knowledge or reason to know that the non-U.S. Holder is a “United States person”. In particular, information reporting and backup withholding may apply if the non-U.S. Holder uses the U.S. office of a broker, and information reporting (but generally not backup withholding) may apply if it uses the foreign office of a broker that has certain connections to the U.S.

•	We suggest that each taxpayer consult their tax advisors concerning the application of information reporting and backup withholding rules in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder will be allowed as a refund or credit against its U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. Any broker-dealer who holds initial notes that are Transfer Restricted Securities (as defined in the registration rights agreement) and that were acquired for its own account as a result of market-making activities or other trading activities (other than Transfer Restricted Securities acquired directly from us), may exchange those initial notes pursuant to the exchange offer; however, such a broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received by the broker-dealer in the exchange offer. This prospectus delivery requirement may be satisfied by the delivery by such a broker-dealer of this prospectus, as it may be amended or supplemented from time to time. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for initial notes. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers.

Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	a combination of those methods of resale at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

Any resale may be made:

•	directly to purchasers; or

•	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those exchange notes and any commission or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all our expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters related to New York law will be passed upon for us by Harter Secrest & Emery LLP, Rochester, New York.

EXPERTS

The consolidated financial statements and schedule of Invacare Corporation as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.invacare.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

•	our annual report on Form 10-K/A, filed March 7, 2007, for the year ended December 31, 2006;

•	our quarterly report on Form 10-Q, filed May 9, 2007, for the fiscal quarter ended March 31, 2007;

•	our current reports on Form 8-K as filed with the SEC on the following dates: January 24, 2007; February 1, 2007 (under Item 8.01 only); February 6, 2007; February 7, 2007; February 9, 2007; February 13, 2007; March 2, 2007; and May 24, 2007;

•	the description of our common shares contained in our registration statement on Form 8-A filed under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. Information that accompanies an

SEC filing but that is furnished under SEC rules, rather than filed, will not be considered a part of this prospectus and will not supplement, modify or supercede the information contained herein.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address or phone number: Shareholder Relations Department, Invacare Corporation, One Invacare Way, P.O. Box 4028, Elyria, Ohio 44036-2125; (440) 329-6000.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements of Invacare Corporation and Subsidiaries
Audited Consolidated Financial Statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statement of Operations	F-3
Consolidated Balance Sheets	F-4
Consolidated Statement of Cash Flows	F-5
Consolidated Statement of Shareholders’ Equity	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule	F-44
Unaudited Consolidated Financial Statements as of March 31, 2007 and December 31, 2006 and for the three month periods ended March 31, 2007 and March 31, 2006
Condensed Consolidated Balance Sheets	F-45
Condensed Consolidated Statement of Operations	F-46
Condensed Consolidated Statement of Cash Flows	F-47
Notes to Condensed Consolidated Financial Statements	F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Invacare Corporation

We have audited the accompanying consolidated balance sheets of Invacare Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Invacare Corporation and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Accounting Policies in the notes to the consolidated financial statements, the Company adopted the provisions of SFAS No. 123(R), Share Based Payment, effective January 1, 2006; the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective December 31, 2006; and the provisions of SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, applying the one-time special transition provisions, in 2006. In addition, as described in Accounting Policies in the notes to the consolidated financial statements, in 2005 the Company changed its method of accounting for inventories.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Invacare Corporation’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, not presented herein, dated February 28, 2007 expressed an unqualified opinion thereon.

/s/  ERNST & YOUNG LLP

Cleveland, Ohio
February 28, 2007, except for the Supplemental Guarantor Information Note as to which the date is April 19, 2007

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended December 31,
	2006	2005	2004
	(In thousands, except per share data)

Net sales	$1,498,035	$1,529,732	$1,403,327
Cost of products sold	1,080,965	1,083,533	985,383

Gross Profit	417,070	446,199	417,944
Selling, general and administrative expenses	373,846	342,039	298,557
Charge related to restructuring activities	17,277	7,295	—
Debt finance charges, interest and fees associated with debt refinancing	3,745	—	—
Asset write-downs related to goodwill and other intangibles	300,417	—	—
Interest expense	34,084	27,246	14,201
Interest income	(2,775)	(1,683)	(5,186)

Earnings (loss) before Income Taxes	(309,524)	71,302	110,372
Income taxes	8,250	22,450	35,175

Net Earnings (loss)	$(317,774)	$48,852	$75,197

Net Earnings (loss) per Share — Basic	$(10.00)	$1.55	$2.41

Weighted Average Shares Outstanding — Basic	31,789	31,555	31,153

Net Earnings (loss) per Share — Assuming Dilution	$(10.00)	$1.51	$2.33

Weighted Average Shares Outstanding — Assuming Dilution	31,789	32,452	32,347

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2006	2005
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$82,203	$25,624
Marketable securities	190	252
Trade receivables, net	261,606	287,955
Installment receivables, net	7,097	12,935
Inventories, net	201,756	176,925
Deferred income taxes	13,512	27,446
Other current assets	89,394	63,329

Total Current Assets	655,758	594,466
Other Assets	66,346	47,110
Other Intangibles	103,973	108,117
Property and Equipment, net	173,945	176,206
Goodwill	490,429	720,873

Total Assets	$1,490,451	$1,646,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$163,041	$133,106
Accrued expenses	147,776	130,033
Accrued income taxes	12,916	13,340
Short-term debt and current maturities of long-term obligations	124,243	80,228

Total Current Liabilities	447,976	356,707
Long-Term Debt	448,883	457,753
Other Long-Term Obligations	108,228	79,624
Shareholders’ Equity
Preferred Shares (Authorized 300 shares; none outstanding)
Common Shares (Authorized 100,000 shares; 32,051 and 31,695 issued in 2006 and 2005, respectively) — no par	8,013	7,925
Class B Common Shares (Authorized 12,000 shares; 1,112, issued and outstanding) — no par	278	278
Additional paid-in-capital	143,714	138,937
Retained earnings	276,750	598,025
Accumulated other comprehensive earnings	99,188	47,480
Unearned compensation on stock awards	—	(1,692)
Treasury shares (1,186 and 1,058 shares in 2006 and 2005, respectively)	(42,579)	(38,265)

Total Shareholders’ Equity	485,364	752,688

Total Liabilities and Shareholders’ Equity	$1,490,451	$1,646,772

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended December 31,
	2006	2005	2004
	(In thousands)

Operating Activities
Net earnings (loss)	$(317,774)	$48,852	$75,197
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	39,892	40,524	32,316
Provision for losses on trade and installment receivables	37,711	14,168	11,222
Provision for deferred income taxes	4,285	(100)	4,250
Provision for other deferred liabilities	4,607	3,571	4,091
Loss on disposals of property and equipment	2,219	297	(74)
Write down of goodwill and intangibles	300,417	—	—
Changes in operating assets and liabilities:
Trade receivables	(4,035)	(10,075)	(19,978)
Installment sales contracts, net	(5,997)	(4,402)	(2,911)
Inventories	(15,932)	(12,919)	(15,781)
Other current assets	(25,043)	(7,046)	(516)
Accounts payable	22,857	(6,923)	19,718
Accrued expenses	19,284	9,185	(11,281)
Other long-term liabilities	(754)	2,112	1,997

Net Cash Provided by Operating Activities	61,737	77,244	98,250
Investing Activities
Purchases of property and equipment	(21,789)	(30,924)	(41,757)
Proceeds from sale of property and equipment	2,298	5,365	3
Business acquisitions, net of cash acquired	(15,296)	(58,216)	(343,554)
Increase (decrease) in other investments	252	(44)	(603)
Increase in other long-term assets	(850)	(1,013)	(3,133)
Other	939	(1,902)	96

Net Cash Required for Investing Activities	(34,446)	(86,734)	(388,948)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	872,549	796,073	844,432
Payments on revolving lines of credit, securitization facility and long-term borrowings	(846,100)	(796,619)	(541,244)
Proceeds from exercise of stock options	3,081	4,623	9,850
Payment of dividends	(1,589)	(1,580)	(1,557)
Purchase of treasury stock	—	—	(4,430)

Net Cash Provided by Financing Activities	27,941	2,497	307,051
Effect of exchange rate changes on cash	1,347	50	140

Increase (decrease) in cash and cash equivalents	56,579	(6,943)	16,493
Cash and cash equivalents at beginning of year	25,624	32,567	16,074

Cash and cash equivalents at end of year	$82,203	$25,624	$32,567

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Common	Class B	Paid-in-	Retained	Comprehensive	Unearned	Treasury
	Stock	Stock	Capital	Earnings	Earnings (Loss)	Compensation	Stock	Total
	(In thousands)

January 1, 2004 Balance	$7,686	$278	$109,015	$477,113	$51,057	$(1,458)	$(25,387)	$618,304
Exercise of stock options, including tax benefit	112		13,872				(2,444)	11,540
Restricted stock awards	5		906			(911)		—
Restricted stock award expense						812		812
Net earnings				75,197				75,197
Foreign currency translation adjustments					57,903			57,903
Unrealized loss on cash flow hedges					(4,322)			(4,322)
Marketable securities holding loss					(9)			(9)

Total comprehensive income								128,769
Dividends				(1,557)				(1,557)
Purchase of treasury shares							(4,430)	(4,430)

December 31, 2004 Balance	7,803	278	123,793	550,753	104,629	(1,557)	(32,261)	753,438
Exercise of stock options, including tax benefit	117		14,133				(6,004)	8,246
Restricted stock awards	5		1,011			(1,016)		—
Restricted stock award expense						881		881
Net earnings				48,852				48,852
Foreign currency translation adjustments					(56,176)			(56,176)
Unrealized losses on cash flow hedges					(1,008)			(1,008)
Marketable securities holding gain					35			35

Total comprehensive loss								(8,297)
Dividends				(1,580)				(1,580)

December 31, 2005 Balance	7,925	278	138,937	598,025	47,480	(1,692)	(38,265)	752,688
Cumulative effect adjustment, adoption of SAB 108, net of tax				(1,912)				(1,912)
Adjustment upon adoption of FAS 123R			(1,692)			1,692		—
Exercise of stock options, including tax benefit	59		5,423				(4,314)	1,168
Restricted stock awards	29		1,046					1,075
Net loss				(317,774)				(317,774)
Foreign currency translation adjustments					64,386			64,386
Unrealized gains on cash flow hedges					2,303			2,303
Marketable securities holding loss					(41)			(41)

Total comprehensive loss								(251,126)
Adjustment to initially apply FASB Statement No. 158, net of tax					(14,940)			(14,940)
Dividends				(1,589)				(1,589)

December 31, 2006 Balance	$8,013	$278	$143,714	$276,750	$99,188	$—	$(42,579)	$485,364

See notes to consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies

Nature of Operations:  Invacare Corporation is the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation:  The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a November 30 fiscal year end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company’s financial statements. All significant intercompany transactions are eliminated.

Use of Estimates:  The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Marketable Securities:  Marketable securities consist of short-term investments in repurchase agreements, government and corporate securities, certificates of deposit and equity securities. Marketable securities with original maturities of less than three months are treated as cash equivalents. The company has classified its marketable securities as available for sale. The securities are carried at their fair value and net unrealized holding gains and losses, net of tax, are carried as a component of accumulated other comprehensive earnings (loss).

Inventories:  Inventories are stated at the lower of cost or market with cost determined by the first-in, first-out method. Market costs are based on the lower of replacement cost or estimated net realizable value. Inventories have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on management’s review of inventories on hand compared to estimated future usage and sales.

In the fourth quarter of 2005, the company changed its method of accounting for domestic manufactured inventories from the lower of cost, as determined by the last-in, first-out (LIFO) method of accounting, or market to the lower of cost, as determined by the first-in, first-out (FIFO) method of accounting, or market. The company believes that this change is preferable because: 1) the change conforms to a single method of accounting for all of the company’s inventories, 2) LIFO inventory values have not been materially different than FIFO inventory values, and 3) the majority of the company’s competitors use FIFO.

The change from LIFO to FIFO did not result in any change to the company’s reported Consolidated Balance Sheets because the inventory valued under LIFO was at current cost. As a result, there was no impact for the change from LIFO to FIFO on the company’s Consolidated Statement of Operations and Consolidated Statement of Shareholders’ Equity for all periods presented.

Property and Equipment:  Property and equipment are stated on the basis of cost. The company principally uses the straight-line method of depreciation for financial reporting purposes based on annual rates sufficient to amortize the cost of the assets over their estimated useful lives. Accelerated methods of depreciation are used for federal income tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill and Other Intangibles:  In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, (“SFAS No. 142”) goodwill is subject to annual impairment testing. For purposes of the impairment test, the fair

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, the company recorded impairment charges related to goodwill and intangible assets of this segment of $300,417,000 at December 31, 2006.

Accrued Warranty Cost:  Generally, the company’s products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company’s warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the current year. See Current Liabilities in the Notes to the Consolidated Financial Statements for a reconciliation of the changes in the warranty accrual.

Product Liability Cost:  The company’s captive insurance company, Invatection Insurance Co., currently has a policy year that runs from September 1 to August 31 and insures annual policy losses of $10,000,000 per occurrence and $13,000,000 in the aggregate of the company’s North American product liability exposure. The company also has additional layers of external insurance coverage insuring up to $75,000,000 in annual aggregate losses arising from individual claims anywhere in the world that exceed the captive insurance company policy limits or the limits of the company’s per country foreign liability limits, as applicable. There can be no assurance that Invacare’s current insurance levels will continue to be adequate or available at affordable rates.

Product liability reserves are recorded for individual claims based upon historical experience, industry expertise and indications from the third-party actuary. Additional reserves, in excess of the specific individual case reserves, are provided for incurred but not reported claims based upon third-party actuarial valuations at the time such valuations are conducted. Historical claims experience and other assumptions are taken into consideration by the third-party actuary to estimate the ultimate reserves. For example, the actuarial analysis assumes that historical loss experience is an indicator of future experience, that the distribution of exposures by geographic area and nature of operations for ongoing operations is expected to be very similar to historical operations with no dramatic changes and that the government indices used to trend losses and exposures are appropriate. Estimates made are adjusted on a regular basis and can be impacted by actual loss award settlements on claims. While actuarial analysis is used to help determine adequate reserves, the company accepts responsibility for the determination and recording of adequate reserves in accordance with accepted loss reserving standards and practices.

Revenue Recognition:  Invacare’s revenues are recognized when products are shipped to unaffiliated customers. The SEC’s Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, as updated by SAB No. 104, provides guidance on the application of GAAP to selected revenue recognition issues. The company has concluded that its revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

Sales are only made to customers with whom the company believes collection is reasonably assured based upon a credit analysis, which may include obtaining a credit application, a signed security agreement, personal guarantee and/or a cross corporate guarantee depending on the credit history of the customer. Credit lines are established for new customers after an evaluation of their credit report and/or other relevant financial information. Existing credit lines are regularly reviewed and adjusted with consideration given to any outstanding past due amounts.

The company offers discounts and rebates, which are accounted for as reductions to revenue in the period in which the sale is recognized. Discounts offered include: cash discounts for prompt payment, base and trade discounts based on contract level for specific classes of customers. Volume discounts and rebates are given based on

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

large purchases and the achievement of certain sales volumes. Product returns are accounted for as a reduction to reported sales with estimates recorded for anticipated returns at the time of sale. The company does not sell any goods on consignment.

Distributed products sold by the company are accounted for in accordance with EITF No. 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent. The company records distributed product sales gross as a principal since the company takes title to the products and has the risks of loss for collections, delivery and returns.

Product sales that give rise to installment receivables are recorded at the time of sale when the risks and rewards of ownership are transferred. In December 2000, the company entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare customers. As such, interest income is recognized based on the terms of the installment agreements. Installment accounts are monitored and if a customer defaults on payments, interest income is no longer recognized. All installment accounts are accounted for using the same methodology, regardless of duration of the installment agreements.

Research and Development:  Research and development costs are expensed as incurred and included in cost of products sold. The company’s annual expenditures for product development and engineering were approximately $22,146,000, $23,247,000, and $21,638,000 for 2006, 2005, and 2004, respectively.

Advertising:  Advertising costs are expensed as incurred and included in selling, general and administrative expenses. The company has a co-op advertising program in which the company reimburses customers up to 50% of their costs of qualifying advertising expenditures. Invacare product, brand logos and corporate spokesperson, Arnold Palmer, must appear in all advertising. Invacare requires customers to submit proof of advertising with their claims for reimbursement. The company’s cost of the program is included in SG&A expense in the consolidated statement of operations at the time the liability is estimated. Reimbursement is made on an annual basis and within 3 months of submission and approval of the documentation. The company receives monthly reporting from those in the program of their qualified advertising dollars spent and accrues based upon information received. Advertising expenses amounted to $24,214,000, $26,621,000 and $24,999,000 for 2006, 2005 and 2004, respectively, the majority of which is incurred for advertising in the United States.

Stock-Based Compensation Plans:  Prior to the company’s adoption of Statement of Financial Accounting Standard No. 123 (Revised 2004), Share Based Payment (“SFAS 123R”), the company accounted for options under its stock-based compensation plans using the intrinsic value method proscribed in Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Only compensation cost related to restricted stock awards granted without cost was reflected in net earnings, as all other options awarded were granted at exercise prices equal to the market value of the underlying stock on the date of grant.

Effective January 1, 2006, the company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective method, compensation cost was recognized for the twelve months ended December 31, 2006 for: 1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS No. 123R, and 2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value as calculated for previously presented pro forma footnote disclosures in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	2006	2005	2004

Stock-based compensation expense recognized as part of selling, general and administrative expense	$1,587	$881	$812

The 2006 amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. The 2005 and 2004 amounts reflect compensation expense recognized for restricted stock awards only, before SFAS No. 123R was adopted. Stock-based compensation is not

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocated to the business segments, but is reported as part of All Other as shown in the company’s Business Segment Note to the Consolidated Financial Statements.

As a result of adopting SFAS No. 123R on January 1, 2006, the company’s earnings (loss) before income taxes and net earnings (loss) for the year ended December 31, 2006, are $(511,000) and $ (332,000) lower, respectively, than if it had continued to account for share-based compensation under APBO No. 25. Basic and diluted earnings (loss) per share for the year ended December 31, 2006 are $0.01 lower than if the company had continued to account for share-based compensation under APBO No. 25.

Pursuant to the modified prospective application method, results for periods prior to January 1, 2006 have not been restated to reflect the effects of adopting SFAS No. 123R. The pro forma information below is presented for comparative purposes, as required by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123, to illustrate the pro forma effect on net earnings and related earnings per share for 2005 and 2004, as if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for those years (in thousands):

	2005	2004

Net earnings, as reported	$48,852	$75,197
Add: Stock-based compensation expense included in reported earnings, net of tax ($308 and $284, respectively)	573	528
Deduct: Total stock-based compensation expense determined under fair value-based method for all awards, net of tax ($7,993 and $2,559, respectively)	(14,845)	(4,754)

Adjusted net earnings	$34,580	$70,971
Net earnings per share:
Basic — as reported	$1.55	$2.41
Basic — as adjusted for stock-based compensation expense	$1.10	$2.28
Diluted — as reported	$1.51	$2.33
Diluted — as adjusted for stock-based compensation expense	$1.07	$2.19

On December 21, 2005, the company’s Board of Directors, based on the recommendation of the Compensation, Management Development and Corporate Governance Committee, approved the acceleration of the vesting for substantially all of our unvested stock options, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of these stock options primarily to partially offset certain reductions in other benefits made by the company and to provide additional incentive to those employees critical to our cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 options on the company’s common shares, including 646,100 shares underlying options held by the company’s named executive officers. The stock options accelerated equated to 29% of the company’s total outstanding stock options. Vesting was not accelerated for the restricted stock awards granted under the company’s stock-based compensation plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules. All of the company’s outstanding unvested options under our stock-based compensation plans which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than our stock market price of $30.75 as of the effective date of the acceleration.

Income Taxes:  The company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. The liability method requires that deferred income taxes reflect the tax consequences of currently enacted rates for differences between the tax and financial reporting bases of assets and liabilities. Undistributed earnings of the company’s foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States federal income taxes has been

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that are permanently reinvested is not practically determinable.

Derivative Instruments:  The company recognizes its derivative instruments as assets or liabilities in the consolidated balance sheet measured at fair value. A majority of the company’s derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the fair value of the hedged item, if any, is recognized in current earnings during the period of change. The derivatives designated as fair value hedges are perfectly effective; thus, the entire gain or loss associated with the derivative instrument directly affects the value of the debt by increasing or decreasing its carrying value.

The company was a party to interest rate swap agreements during the year that qualified as fair value hedges and effectively converted fixed-rate debt to floating-rate debt, so the company could avoid paying higher than market interest rates.

The company also had interest rate swap agreements, which expired in 2004, that qualified as cash flow hedges and effectively converted $20,000,000 of its floating-rate debt to a fixed-rate basis, thus reducing the impact of interest-rate changes on future interest expense. The company recognized a net loss of $696,000 in 2006 and net gains of $1,230,000 and $4,577,000, respectively, related to its swap agreements in 2005 and 2004, which is reflected in interest expense on the consolidated statement of operations.

To protect against increases/decreases in forecasted foreign currency cash flows resulting from inventory purchases/sales over the next year, the company utilizes cash flow hedges to hedge portions of its forecasted purchases/sales denominated in foreign currencies. The company recognized a net loss of $240,000 and $280,000 in 2006 and in 2005, respectively and a net gain in 2004 of $6,961,000, on foreign currency cash flow hedges. The gains and losses are included in cost of products sold and selling, general and administrative expenses on the consolidated statement of operations.

The company recognized no gain or loss related to hedge ineffectiveness or discontinued cash flow hedges. If it is later determined that a hedged forecasted transaction is unlikely to occur, any gains or losses on the forward contracts would be reclassified from other comprehensive income into earnings. The company does not expect this to occur during the next twelve months.

Foreign Currency Translation:  The functional currency of the company’s subsidiaries outside the United States is the applicable local currency. The assets and liabilities of the company’s foreign subsidiaries are translated into U.S. dollars at year-end exchange rates. Revenues and expenses are translated at weighted average exchange rates. Gains and losses resulting from translation are included in accumulated other comprehensive earnings (loss).

Net Earnings Per Share:  Basic earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding during the year. Diluted earnings per share are computed based on the weighted-average number of Common Shares and Class B Common Shares outstanding plus the effects of dilutive stock options outstanding during the year.

Recent Accounting Pronouncements:  In September 2006, the Financial Accounting Standards Board, or “FASB,” issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 123(R) (“FAS 158”). FAS 158 requires plan sponsors to recognize the funded status of the benefit in its statement of financial position, measure the fair value of plan assets and benefit obligations as of the balance sheet date and provide additional disclosures. On December 31, 2006, the company adopted the recognition and disclosure provisions of FAS 158. The effect of adopted FAS 158 on the company’s financial condition at December 31, 2006 has been included in the 2006 consolidated financial statements and did not have an effect on the company’s financial condition at December 31,

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 or 2004 and did not effect the company’s consolidated statement of operations for 2006, 2005, or 2004. The adoption of FAS 158 resulted in a decrease of $14,940,000 on a pre-tax and after-tax basis on the company’s accumulated other comprehensive earnings (loss). See Retirement and Benefit Plans Note for further discussion on the effect of adopting FAS 158 on the company’s consolidated financial statements.

In 2006, the company determined that the reported December 31, 2005 accumulated benefit for the company’s non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) was understated by $2,941,000 ($1,912,000 after-tax) as the result of accounting errors in which recorded expense in prior years was netted by SERP benefit payments. The company assessed the error amounts considering SEC staff published Staff Accounting Bulletin No. 99, Materiality, as well as SEC staff published Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, or “SAB 108.” The error was not deemed to be material to any prior period reported financial statements, but was deemed material in the current year. Accordingly, the company recorded the correction of the understatement of expense as an adjustment to beginning retained earnings pursuant to the special transition provision detailed in SAB 108.

In June 2006, the FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, or “FIN 48.” FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, thus January 1, 2007 for Invacare. The company will adopt the standard as of the effective date and currently does not believe the adoption will have a material impact on the company’s financial position or future results.

Reclassifications:  Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the year ended December 31, 2006.

Receivables

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. The estimated allowance for uncollectible amounts ($35,591,000 in 2006 and $12,470,000 in 2005) is based primarily on management’s evaluation of the financial condition of the customer. The increase in the allowance for uncollectible accounts in 2006 compared to 2005 is primarily the result of the company recording additional allowances due to the increased collectibility risk to the company resulting from changes in Medicare reimbursement regulations, specifically changes to the qualification processes and reimbursement levels of power wheelchairs. The company has reviewed the accounts receivables associated with many of it’s customers that are most exposed to these issues. The company is also working with certain of its customers in an effort to help them reduce costs, including product line consolidations and introduction of simplified pricing. In addition, the company has also implementing tighter credit policies with many of these accounts.

On September 30, 2005, the company entered into a 364-day $100 million accounts receivable securitization facility. The Receivables Purchase Agreement (the “Receivables Agreement”), provides for, among other things, the transfer from time to time by Invacare and certain of its subsidiaries of ownership interests of certain domestic accounts receivable on a revolving basis to the bank conduit, an asset-backed issuer of commercial paper, and/or the financial institutions named in the Receivables Agreement. Pursuant to the Receivables Agreement, the company and certain of its subsidiaries from time to time may transfer accounts receivable to Invacare Receivables

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporation (IRC), a special purpose entity and subsidiary of Invacare. IRC then transfers interests in the receivables to the Conduit and/or the financial institutions named in the Receivables Agreement and receives funds from the conduit and/or the financial institutions raised through the issuance of commercial paper (in its own name) by the conduit and/or the financial institutions. In accordance with U.S. Generally Accepted Accounting Principles (GAAP), Invacare accounts for the transaction as a secured borrowing. Borrowings under the facility are effectively repaid as receivables are collected, with new borrowings created as additional receivables are sold. As of December 31, 2006 and 2005, Invacare had $71,750,000 and $79,351,000, respectively, in borrowings pursuant to the securitization facility at a borrowing rate of approximately 6.1% in 2006 and 4.6% in 2005. The initial borrowings were used to reduce balances outstanding on Invacare’s revolving credit facility. The debt is reflected on the short-term debt and current maturities of long-term obligations line of the consolidated balance sheet at December 31, 2006 and 2005.

Installment receivables as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006			2005
		Long-			Long-
	Current	Term	Total	Current	Term	Total

Installment receivables	$9,077	$18,991	$28,068	$23,630	$162	$23,792
Less:
Unearned interest	(1,401)	(1,738)	(3,139)	(71)	(16)	(87)
Allowance for doubtful accounts	(579)	(1,463)	(2,042)	(10,624)	—	(10,624)

	$7,097	$15,790	$22,887	$12,935	$146	$13,081

The decrease in the allowance for doubtful accounts in 2006 was the result of the write-off of accounts receivable for which collection efforts were exhausted.

In addition, as a result of the third party financing arrangement with DLL, management monitors the collection status of these contracts in accordance with the company’s limited recourse obligations and provides amounts necessary for estimated losses in the allowance for doubtful accounts. See Concentration of Credit Risk in the Notes to the Consolidated Financial Statements for a description of the financing arrangement. Long-term installment receivables are included in “Other Assets” on the consolidated balance sheet.

Inventories

Inventories as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Finished goods	$118,323	$100,337
Raw materials	66,718	59,888
Work in process	16,715	16,700

	$201,756	$176,925

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Current Assets

Other current assets as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Value added taxes receivable	$43,264	$31,125
Prepaids and other current assets	46,130	32,204

	$89,394	$63,329

Property And Equipment

Property and equipment as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Machinery and equipment	$276,062	$252,545
Land, buildings and improvements	86,544	84,031
Furniture and fixtures	29,609	28,788
Leasehold improvements	15,943	15,194

	408,158	380,558
Less allowance for depreciation	(234,213)	(204,352)

	$173,945	$176,206

Acquisitions

In 2006, Invacare Corporation acquired the following businesses, which were individually immaterial and in the aggregate, at a total cost of $15,296,000, which was paid in cash:

•	Home Health Equipment Pty Ltd (HHE), an Australian based company, and leading supplier of medical equipment in South Australia, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility and continuing care products.

•	Morris Surgical Pty Ltd (Morris), an Australian based company, and a leading supplier of medical equipment in Queensland, providing high quality equipment and service to institutions and individual clients selling the full range of rehabilitation, mobility, continuing care products as well as niche and made to order products.

On September 9, 2004 the company acquired 100% of the shares of WP Domus GmbH (Domus), a European-based holding company that manufactures several complementary product lines to Invacare’s product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite. The acquisition allows the company to expand its product line and reach new markets. The final purchase price was $226,806,000, including acquisition costs of $4,116,000, which was paid in cash.

In accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the company previously recorded accruals for severance and exit costs for facility closures and

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contract terminations. A progression of the accruals recorded in the purchase price allocation is as follows (in thousands):

		Exit of	Sales Agency
	Severance	Product Lines	Terminations

Balance at 1/1/05	$561	$—	$—
Additional accruals	4,445	897	612
Payments	(1,957)	—	(612)

Balance at 12/31/05	3,049	897	—
Adjustments	(1,285)	(897)	—
Payments	(566)	—	—

Balance at 12/31/06	$1,198	$—	$—

The company anticipates all of the remaining reserves to be utilized in 2007. The adjustments represent reversals to goodwill for accruals not to be utilized.

Goodwill

The carrying amount of goodwill by operating segment is as follows (in thousands):

	North	Invacare Supply	Institutional
	America/HME	Group	Products Group	Europe	Asia/Pacific	Consolidated

Balance at January 1, 2005	$313,327	$—	$—	$390,611	$14,026	$717,964
Acquisitions	14,293	—	—	22,481	8,984	45,758
Foreign currency translation adjustments	4,318	—	—	(45,941)	(1,226)	(42,849)

Balance at December 31, 2005	331,938	—	—	367,151	21,784	720,873
Acquisitions	—	—	—	—	8,081	8,081
Foreign currency translation adjustments	4,366	—	—	51,983	1,964	58,313
Purchase accounting adjustments	—	—	—	(2,182)	—	(2,182)
Re-allocation	(41,648)	23,541	18,107	—	—	—
Impairment charge	(294,656)	—	—	—	—	(294,656)

Balance at December 31, 2006	$—	$23,541	$18,107	$416,952	$31,829	$490,429

As a result of the HHE and Morris acquisitions in 2006, additional goodwill of $8,081,000 was recorded, none of which is expected to be deductible for tax purposes.

In the fourth quarter of 2006, the company expanded its number of reporting segments from three to five due to organizational changes within the former North American geographic operating segment and changes in how the chief operating decision maker assesses performance and makes resource allocation decisions. Accordingly, under the provisions of SFAS No. 142, the company allocated a portion of the goodwill related to the former North American reporting unit in 2006 based upon the relative fair values of each of the three reporting units now comprising North America.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS No. 142, goodwill is subject to annual impairment testing. For purposes of Step I of the impairment test, the fair value of each reporting unit is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. The fair values are then compared to the carrying value of the net assets of each reporting unit. Step II of the impairment test requires a more detailed assessment of the fair values associated with the net assets of a reporting unit that fails the Step I test, including a review for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). Pursuant to SFAS No. 144, the company compared the forecasted un-discounted cashflows for each facility in the North America/HME segment to the carrying value of the net assets associated with a given facility, which calculated no impairment of any other long-lived assets. As a result of reduced profitability in the NA/HME operating segment and uncertainty associated with future market conditions, the company recorded an impairment charges related to goodwill in the North America/HME segment of $294,656,000 in the fourth quarter of 2006.

The impairment of goodwill in the NA/HME operating segment was primarily the result of reduced government reimbursement levels and changes in reimbursement policies, which negatively affected revenues and profitability in the NA/HME operating segment. The changes announced by the Centers for Medicare and Medicaid Services, or “CMS,” affected eligibility, documentation, codes, and payment rules relating to power wheelchairs impacted the predictability of reimbursement of expenses for and access to power wheelchairs and created uncertainty in the market place, thus decreasing purchases. Effective November 15, 2006, the CMS reduced the maximum reimbursement amount for power wheelchairs under Medicare by up to 28%. The reduced reimbursement levels may cause consumers to choose less expensive versions of the company’s power wheelchairs.

NA/HME sales of respiratory products were also negatively affected by the changes in 2006. Small and independent provider sales declined as these dealers slowed their purchases of the company’s HomeFilltm oxygen system product line, in part, until they had a clearer view of future oxygen reimbursement levels. Furthermore, a study issued by the Office of Inspector General or “OIG,” in September 2006 suggested that $3.2 billion in savings could be achieved over five years by reducing the reimbursed rental period from three years (the reimbursement period under current law) to 13 months. The uncertainty created by these announcements continues to negatively impact the home oxygen equipment market, particularly for those providers considering changing to the HomeFilltm oxygen system.

Medicare will also institute a new competitive bidding program for various items in ten as yet unidentified of the largest metropolitan areas late in 2007. This program is designed to reduce Medicare payment levels for items that the Medicare program spends the most money on under the home medical equipment benefit. This new program will likely eliminate some providers from the competitive bidding markets, because only those providers who are chosen to participate (based largely on price) will be able to provide beneficiaries with items included in the bid. Medicare will be expanding the program to an additional 80 metropolitan areas in 2009.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangibles

All of the company’s other intangible assets have definite lives and continue to be amortized over their useful lives, except for $33,034,000 related to trademarks, which have indefinite lives. The company’s intangibles consist of the following (in thousands):

	December 31, 2006		December 31, 2005
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization

Customer Lists	$71,106	$14,373	$64,218	$8,270
Trademarks	33,034	—	30,246	—
License agreements	8,149	6,384	7,564	5,821
Developed Technology	6,819	940	6,260	487
Patents	6,631	3,869	12,414	2,690
Other	8,005	4,205	7,876	3,193

	$133,744	$29,771	$128,578	$20,461

Intangibles recorded as the result of acquisitions during 2006 were as follows (in thousands):

		Weighted Average
	Fair Value	Amortization Period

Customer relationships	$1,941	6 years
Non-Compete Agreements	134	3 years

Total	$2,075

Amortization expense related to other intangibles was $9,311,000 and $9,307,000 for 2006 and 2005, respectively. Estimated amortization expense for each of the next five years is expected to be $8,622,000 for 2007, $8,186,000 in 2008, $7,944,000 in 2009, $7,559,000 in 2010 and $7,283,000 in 2011.

In accordance with SFAS No. 142, the company reviews intangibles for impairment. For purposes of the impairment test, the fair value of each unamortized intangible is estimated by forecasting cash flows and discounting those cash flows using appropriate discount rates. For amortized intangibles, the forecasted un-discounted cash flows were compared to the carrying value, and if impairment results, the impairment is measured based on the estimated fair value of the intangibles. The fair values are then compared to the carrying value of the intangible. As a result of the company’s 2006 intangible impairment review, an impairment charge of $160,000 was recorded associated with a trade name and a charge of $5,601,000 was recorded related to the intangible recorded associated with NeuroControl. See Investment in Affiliated Company in the Notes to the Consolidated Financial Statements included in this report below. The company has recorded a material amount of intangibles as the result of acquisitions which may become impaired if performance assumptions, primarily related to sales and operating cash flows estimates, made at the time of originally valuing the intangibles are not achieved.

Investment in Affiliated Company

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was revised in December 2003 and, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity’s (VIE) activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

The company consolidates NeuroControl, a development stage company, which is currently pursuing FDA approval to market a product focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company’s officers and directors (or their affiliates) have small minority equity ownership positions in

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NeuroControl. Based on the provisions of FIN 46 and the company’s analysis, the company determined that it was the primary beneficiary of this VIE as of January 1, 2005 due to the company board of directors’ approval of additional funding in 2005. Accordingly, the company consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company’s board of directors made a decision to no longer fund the cash needs of NeuroControl, to commence a liquidation process and cease operations as it was decided that the additional investment necessary to commercialize the business was not in the best interest of the company. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired.

Current Liabilities

Accrued expenses as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Accrued taxes other than income taxes, primarily Value Added Taxes	$43,899	$30,955
Accrued salaries and wages	31,970	29,681
Accrued warranty cost	15,165	15,583
Accrued interest	10,893	5,180
Accrued rebates	8,356	9,434
Accrued legal and professional	8,222	6,077
Accrued severance	6,457	6,153
Accrued freight	4,278	4,144
Accrued product liability, current portion	3,296	2,657
Accrued insurance	2,258	2,519
Accrued derivative liability	435	2,330
Other accrued items, principally trade accruals	12,547	15,320

	$147,776	$130,033

Accrued rebates relate to several volume incentive programs the company offers its customers. The company accounts for these rebates as a reduction of revenue when the products are sold in accordance with the guidance in EITF No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The company has experienced significant pricing pressure in the U.S. market for standard products in recent years and has partially reduced prices to our customers in the form of a volume rebate such that the rebates would typically apply only if customers increased their standard product purchases from the company.

Changes in accrued warranty costs were as follows (in thousands):

	2006	2005

Balance as of January 1	$15,583	$13,998
Warranties provided during the period	9,175	9,811
Settlements made during the period	(10,252)	(8,931)
Changes in liability for pre-existing warranties during the period, including expirations	659	705

Balance as of December 31	$15,165	$15,583

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Term Debt

Debt as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Revolving credit agreement ($500,000,000 multi-currency), at 0.675% to 1.40% above local interbank offered rates, expires January 14, 2010	$157,465	$264,828
$80,000,000 senior notes at 6.71%, due in February 2008	80,000	80,553
$50,000,000 senior notes at 3.97%, due in October 2007	49,565	49,244
$30,000,000 senior notes at 4.74%, due in October 2009	30,000	30,339
$20,000,000 senior notes at 5.05%, due in October 2010	20,000	20,134
$150,000,000 senior notes at 6.15%, due in April 2016	150,000	—
Short-term borrowings secured by accounts receivable	71,750	79,351
Other notes and lease obligations	14,346	13,532

	573,126	537,981
Less short-term borrowings secured by accounts receivable	(71,750)	(79,351)
Less current maturities of long-term debt	(52,493)	(877)

	$448,883	$457,753

The carrying values of the senior notes have been adjusted by the gains/losses on the swaps accounted for as fair value hedges.

On November 6, 2006, the company determined that it was in violation of a financial covenant contained in three Note Purchase Agreements between the company and various institutional lenders (the “Note Purchase Agreements”). The Note Purchase Agreements relate to an aggregate principal amount of $330 million in long-term debt of the company. The financial covenant limits the ratio of consolidated debt to consolidated operating cash flow. The company believed the limits were exceeded as a result of borrowings by the company in early October, 2006 under its $500 million credit facility dated January 14, 2005 with various banks (the “Credit Facility”). The violation of the covenant under the Note Purchase Agreements also may have constituted a default under both the Credit Facility and the company’s separate $100 million trade receivables securitization facility (collectively, all of these loan facilities are referred to as the “Loan Facilities”). The company obtained the necessary waivers of the covenants that were violated. On February 12, 2007, the company announced the completion of its previously announced refinancing transactions. The new financing program provides the company with total capacity of approximately $710 million, the net proceeds of which have been used to refinance substantially all of the company’s existing indebtedness and pay related fees and expenses. See Subsequent Events in the Notes to the Consolidated Financial Statements for an explanation of the details of the company’s new financing structure.

On April 27, 2006, the company consummated a new Senior Notes offering for $150 million at a fixed rate of 6.15% due April 27, 2016. The proceeds were used to reduce debt outstanding under the company’s $500 million revolving credit facility.

On March 31, 2006, the company and the other parties to its $500 million Credit Agreement dated as of January 12, 2005, entered into certain amendments to the Agreement which among other things: (i) amended the definitions of Adjusted EBITDA and EBIT under the Credit Agreement to clarify the treatment of restructuring costs under the Credit Agreement, and (ii) amended the definition of Consolidated Interest Expense under the Credit Agreement to exclude any interest accrued under any Trade Receivables Securitization Transaction permitted pursuant to Section 5.2(n) of the Credit Agreement.

On January 14, 2005, the company entered into a $450,000,000 multi-currency, long-term revolving credit agreement which was increased on April 4, 2005 by $50,000,000 to an aggregate amount of $500,000,000 and

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expires on January 14, 2010. The facility provides that Invacare, may, upon consent of its lenders, increase the amount of the facility by an additional $50,000,000. The new agreement replaced the $325,000,000 multi-currency, long-term revolving credit agreement entered into in 2001 and a $100,000,000 bridge agreement entered into in 2004.

Borrowings denominated in foreign currencies aggregated $115,964,000 at December 31, 2006 and $131,464,000 at December 31, 2005. The borrowing rates under the revolving credit agreement are determined based on the ratio of debt to EBITDA of the company as defined in the agreement and range from 0.35% to .675% above the various interbank offered rates. As of December 31, 2006 and 2005, the weighted average floating interest rate on borrowings was 5.90% and 4.53%, respectively.

The revolving credit agreement and senior notes all require the company to maintain certain conditions with respect to net worth, funded debt to capitalization, and interest coverage as defined in the agreements. Under the most restrictive covenant of the company’s borrowing arrangements, the company was at its maximum borrowing capacity as of December 31, 2006 pursuant to the covenants of the company’s $500,000,000 multi-currency, long-term revolving credit agreement.

In October 2003, the company exchanged the fixed rates of 3.97%, 4.74% and 5.05% on the $50,000,000, $30,000,000 and $20,000,000 Senior Notes due in October 2007, October 2009 and October 2010 for variable rates based on LIBOR plus 0.01%, LIBOR plus 0.14% and LIBOR plus 0.26%, respectively. The effect of these swaps was to exchange fixed rates for floating rates. In November 2005, the $30,000,000 and $20,000,000 swaps, exchanging fixed rates of 4.74% and 5.05% for variable rates, were terminated. In December 2006, the $50,000,000 swaps were de-designated as hedges as the associated debt was to be paid off as part of the company’s recapitalization, which was completed in February 2007.

In December 2001, the company exchanged the fixed rate of 6.71% on $50,000,000 of the $80,000,000 in Senior Notes due in February 2008. The three agreements for $25,000,000, $15,000,000 and $10,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.9%, 1.71% and 1.62%, respectively. In January 2002, the company exchanged the fixed rate of 6.71% on the remaining $30,000,000 of the $80,000,000 in Senior Notes due in February 2008. The two agreements for $10,000,000 and $20,000,000 exchanged the fixed rate for variable rates equal to LIBOR plus 1.05% and 1.08%, respectively and were terminated in August 2006. All losses associated with the terminations of fair value hedge swaps have been amortized over the remaining life of the previously hedged debt using the effective yield method.

The aggregate minimum maturities of long-term debt for each of the next five years are as follows: $52,493,000 in 2007, $80,884,000 in 2008, $30,896,000 in 2009, $178,219,000 in 2010, and $789,000 in 2011. Interest paid on borrowings was $28,723,000, $29,017,000 and $15,348,000 in 2006, 2005 and 2004, respectively.

Other Long-Term Obligations

Other long-term obligations as of December 31, 2006 and 2005 consist of the following (in thousands):

	2006	2005

Supplemental Executive Retirement Plan liability	$33,251	$14,962
Product liability	19,335	18,292
Deferred federal income taxes	34,593	27,792
Other, principally deferred compensation	21,049	18,578

Total long-term obligations	$108,228	$79,624

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases and Commitments

The company leases a substantial portion of its facilities, transportation equipment, data processing equipment and certain other equipment. These leases have terms of up to 14 years and provide for renewal options. Generally, the company is required to pay taxes and normal expenses of operating the facilities and equipment. As of December 31, 2006, the company is committed under non-cancelable operating leases, which have initial or remaining terms in excess of one year and expire on various dates through 2015. Lease expenses were approximately $21,302,000 in 2006, $18,718,000 in 2005, and $18,663,000 in 2004.

The amount of buildings and equipment capitalized in connection with capital leases was $17,072,000 and $15,592,000 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, accumulated amortization was $5,461,000 and $4,505,000, respectively.

Future minimum operating and capital lease commitments as of December 31, 2006, are as follow (in thousands):

Year	Capital Leases	Operating Leases

2007	$1,876	$17,448
2008	1,719	11,530
2009	1,643	6,030
2010	1,421	2,976
2011	1,391	2,498
Thereafter	10,625	3,107

Total future minimum lease payments	18,675	$43,589

Amounts representing interest	(6,300)

Present value of minimum lease payments	$12,375

Retirement and Benefit Plans

Substantially all full-time salaried and hourly domestic employees are included in the Invacare Retirement Savings Plan sponsored by the company. The company makes matching cash contributions up to 66.7% of employees’ contributions up to 3% of compensation, quarterly contributions based upon 4% of qualified wages and may make discretionary contributions to the domestic plans based on an annual resolution of the Board of Directors.

The company sponsors a Deferred Compensation Plus Plan covering certain employees, which provides for elective deferrals and the company retirement deferrals so that the total retirement deferrals equal amounts that would have contributed to the company’s principal retirement plans if it were not for limitation imposed by income tax regulations. Contribution expense for the above plans in 2006, 2005 and 2004 was $5,514,000, $5,811,000, and $5,860,000, respectively.

The company also sponsors a non-qualified defined benefit Supplemental Executive Retirement Plan (SERP) for certain key executives. The projected benefit obligation related to this unfunded plan was $33,676,000 and $31,071,000 at December 31, 2006 and 2005, respectively, and the accumulated benefit obligation was $20,236,000 and $15,386,000 at December 31, 2006 and 2005, respectively based upon estimated salary increases of 5%, an assumed discount rate of 6.75% and a retirement age of 65. Expense for the plan in 2006, 2005 and 2004 was $2,861,000, $2,439,000, and $2,278,000, respectively of which $1,407,000, $1,278,000 and $1,211,000 was related to interest cost. Benefit payments in 2006, 2005 and 2004 were $952,000, $424,000, and $424,000, respectively.

In conjunction with these non-qualified plans, the company has invested in life insurance policies related to certain employees to satisfy these future obligations. The current cash surrender value of these policies

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximates the current benefit obligations. In addition, the projected policy benefits exceed the projected benefit obligations.

On December 31, 2006, the company adopted the recognition and disclosure provisions of FAS 158, which required the company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its SERP and the Death Benefit Only (DBO) Plan in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive earnings, net of tax. The incremental effects of adopting the provisions of FAS 158 on the company’s balance sheet at December 31, 2006 are presented in the following table. The adoption of FAS 158 had no effect on the company’s consolidated statement of operations for the year ended December 31, 2006, or for any prior period presented, and it will not effect the company’s operating results in future periods. The incremental effect of adopting FAS 158 on the company’s balance sheet at December 31, 2006 is as follows (in thousands):

	At December 31, 2006
	Prior to	Effect of	As Reported
	Application of	Adopting	at December 31,
	Statement 158	Statement 158	2006

Accrued SERP liability	$20,236	$13,440	$33,676
DBO Plan liability	461	1,500	1,961
Accumulated other comprehensive earnings	$114,128	$(14,940)	$99,188

The SERP liability includes a current portion included in accrued expenses and the long-term portion, which is included in other long term obligations in the company’s consolidated balance sheet. As a result of the adoption of FAS 158, deferred federal income taxes of $5,229,000 have been recorded and a full valuation allowance has been recorded as well.

Shareholders’ Equity Transactions

The company’s Common Shares have a $.25 stated value. The Common Shares and the Class B Common Shares generally have identical rights, terms and conditions and vote together as a single class on most issues, except that the Class B Common Shares have ten votes per share, carry a 10% lower cash dividend rate and, in general, can only be transferred to family members. Holders of Class B Common Shares are entitled to convert their shares into Common Shares at any time on a share-for-share basis.

The 2003 Performance Plan (the “2003 Plan”) allows the Compensation Committee of the Board of Directors (the “Committee”) to grant up to 3,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The 1994 Performance Plan (the “1994 Plan”), as amended, expired in 2004 and allowed the Compensation Committee of the Board of Directors (the “Committee”) to grant up to 5,500,000 Common Shares. The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During 2006 and 2005, the Committee granted 522,152 and 614,962, respectively, in non-qualified stock options for a term of ten years at the fair market value of the company’s Common Shares on the date of grant under the 2003 Plan. There were no stock appreciation rights outstanding at December 31, 2006, 2005 or 2004.

Restricted stock awards for 115,932, 21,304 and 20,510 shares were granted in years 2006, 2005 and 2004 without cost to the recipients. Under the terms of the restricted stock awards, which were initially granted in 2001, 239,449 of the shares granted vest ratably over the four years after the award date and 6,500 of the shares granted vest ratably over the 2 years after the award date. At December 31, 2006 and 2005, there were 147,085 and 58,828 shares, respectively for restricted stock awards that were unvested. Unearned restricted stock compensation of $3,512,000 in 2006, $1,016,000 in 2005 and $911,000 in 2004, determined as the market value of the shares at the date of grant, is being amortized on a straight-line basis over the vesting period. Compensation expense of

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$1,075,000, $881,000 and $812,000 was recognized in 2006, 2005 and 2004, respectively, related to restricted stock awards granted since 2001.

The 2003 Plan has provisions that allow employees to exchange mature shares to pay the exercise price and surrender shares for the options to cover the minimum tax withholding obligation. Under these provisions, the company acquired treasury shares of approximately 128,000 for $4,314,000 in 2006, 124,000 for $6,004,000 in 2005 and 53,000 for $2,444,000 in 2004.

On December 21, 2005, the Board of Directors of Invacare Corporation based on the recommendation of the Compensation, Management Development and Corporate Governance Committee (the “Committee”), approved the acceleration of the vesting for substantially all of the company’s unvested stock options which were granted under the 1994 Plan, as amended, and the 2003 Plan, which were then underwater. The Board of Directors decided to approve the acceleration of the vesting of the company’s stock options primarily to partially offset the recent reductions in other benefits made by the company and to provide additional incentive to those critical to the company’s current cost reduction efforts.

The decision, which was effective as of December 21, 2005, accelerated the vesting for a total of 1,368,307 of the company’s common shares; including 646,100 shares underlying options held by the company’s named executive officers. The stock options accelerated equate to 29% of the company’s total outstanding stock options. Vesting was not accelerated for the restricted awards granted under the Plans and no other modifications were made to the awards that were accelerated. The exercise prices of the accelerated options, all of which were underwater, were unchanged by the acceleration of the vesting schedules.

All of the company’s outstanding unvested options under the Plans, which were accelerated, had exercise prices ranging from $30.91 to $47.80 which were greater than the company’s stock market price of $30.75 as of the effective date of the acceleration. As of December 31, 2006, an aggregate of 38,484,620 Common Shares were reserved for issuance upon the conversion of Class B Common Shares and future rights (as defined below) and the exercise or grant of stock options or other awards under the company’s equity incentive plans. On an as adjusted basis, including the Common Shares issuable upon conversion of the convertible debentures that were issued as part of the company’s Refinancing completed in February 2007, an aggregate of 43,930,364 would have been reserved for issuance as of December 31, 2006.

		Weighted		Weighted		Weighted
		Average Exercise		Average Exercise		Average Exercise
	2006	Price	2005	Price	2004	Price

Options outstanding at January 1	4,776,162	$31.57	4,638,405	$29.81	4,518,890	$27.34
Granted	522,152	23.87	614,962	41.59	626,450	43.89
Exercised	(231,448)	24.61	(356,676)	23.39	(449,374)	24.13
Canceled	(342,215)	36.83	(120,529)	37.17	(57,561)	34.75

Options outstanding at December 31	4,724,651	$30.68	4,776,162	$31.57	4,638,405	$29.81

Options price range at December 31	$16.03 to		$16.03 to		$16.03 to
	$47.80		$47.80		$47.35
Options exercisable at December 31	4,216,624		4,745,435		2,963,385
Options available for grant at December 31*	1,784,033		454,142		1,033,858

*	Options available for grant as of December 31, 2006 reduced by net restricted stock award activity of 241,649.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
	Number	Weighted Average		Number
	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Exercise Prices	at 12/31/06	Contractual Life	Exercise Price	at 12/31/06	Exercise Price

$16.03-$23.69	1,770,178	4.3 years	$22.21	1,340,001	$22.10
$25.13-$36.40	1,486,921	4.3	$30.02	1,409,071	$29.94
$37.70-$47.80	1,467,552	7.7	$41.57	1,467,552	$41.57

Total	4,724,651	5.3	$30.68	4,216,624	$31.50

The company had utilized the disclosure-only provisions of SFAS No. 123 through December 31, 2005. Accordingly, no compensation cost was recognized for the stock option plans, except the expense recorded related to the 132,017 restricted stock awards granted in years 2001 through 2005.

The plans provide that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. Pursuant to the plans, the Committee has established that the majority of the 2006 grants may not be exercised within one year from the date granted and options must be exercised within ten years from the date granted. Accordingly, the assumption regarding the stock options issued in 2006, 2005 and 2004 was that 25% of such options vested in the year following issuance. The stock options awarded during such years provided a four-year vesting period whereby options vest equally in each year. Current year expense and prior years’ pro forma disclosures may be adjusted for forfeitures of awards that will not vest because service or employment requirements have not been met. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2006	2005	2004

Expected dividend yield	.93%	.67%	.63%
Expected stock price volatility	29.5%	26.7%	28.8%
Risk-free interest rate	4.71%	4.38%	3.67%
Expected life (years)	4.4	5.6	5.6

Expected stock price volatility is calculated at each date of grant based on historical stock prices. Actual risk free rates used during the year ranged from a low of 4.3% to a high of 5.0%. The weighted-average fair value of options granted during 2006, 2005 and 2004, based upon an expected exercise year of 2010, was $7.87, $12.41 and $13.58, respectively. The plans provide that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. In addition, the company’s stock-based compensation plans allow participants to exchange shares for withholding taxes, which results in the company acquiring treasury shares. The weighted-average remaining contractual life of options outstanding at December 31, 2006 and 2005 was 5.3 and 5.7 years, respectively. The weighted-average contractual life of options exercisable at December 31, 2006 was 4.8 years. The total intrinsic value of stock awards exercised in 2006, 2005 and 2004 was $1,792,170, $7,401,047 and $9,871,085, respectively. As of December 31, 2006, the intrinsic value of all options outstanding and of all options exercisable was $4,149,899 and $3,287,272, respectively. The exercise of stock awards in 2006, 2005 and 2004 resulted in cash received by the company totaling $3,081,000, $4,623,000 and $9,850,000 for each period, respectively and tax benefits of $955,000, $4,545,000 and $2,934,000, respectively.

As of December 31, 2006, there was $13,182,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested options and shares, which includes $3,512,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years. Prior to the adoption of SFAS 123R, the company presented all tax benefit deductions resulting from the exercise of stock options as a component of operating cash flows in the Consolidated Statement of Cash Flows. In accordance with SFAS 123R, tax benefits

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

resulting from tax deductions in excess of the compensation expense recognized for those options is classified as a component of financing cash flows. The impact of this change was not material in 2006.

Effective July 8, 2005, the company adopted a new Rights Agreement to replace the company’s previous shareholder rights plan, which expired on July 7, 2005. In order to implement the new Rights Agreement, the Board of Directors declared a dividend of one Right for each outstanding share of the company’s Common Shares and Class B Common Shares to shareholders of record at the close of business on July 19, 2005. Each Right entitles the registered holder to purchase from the company one one-thousandth of a Series A Participating Serial Preferred Share, without par value, at a Purchase Price of $180.00 in cash, subject to adjustment. The Rights will not become exercisable until after a person (an “Acquiring Party”) has acquired, or obtained the right to acquire, or commences a tender offer to acquire, shares representing 30% or more of the company’s outstanding voting power, subject to deferral by the Board of Directors. After the Rights become exercisable, under certain circumstances, the Rights may be exercisable to purchase Common Shares of the company, or common shares of an acquiring company, at a price equal to the exercise price of the Right divided by 50% of the then current market price per Common Share or acquiring company common share, as the case may be. The Rights will expire on July 18, 2015 unless previously redeemed or exchanged by the company. The company may redeem and terminate the Rights in whole, but not in part, at a price of $0.001 per Right at any time prior to 10 days following a public announcement that an Acquiring Party has acquired beneficial ownership of shares representing 30% or more of the company’s outstanding voting power, and in certain other circumstances described in the Rights Agreement.

Capital Stock

Capital stock activity for 2006, 2005 and 2004 consisted of the following (in thousands of shares):

	Common Stock	Class B	Treasury
	Shares	Shares	Shares

January 1, 2004 Balance	30,739	1,112	(770)
Exercise of stock options	449	—	(53)
Stock awards	21	—	—
Repurchase of treasury shares	—	—	(111)

December 31, 2004 Balance	31,209	1,112	(934)
Exercise of stock options	465	—	(124)
Stock awards	21	—	—

December 31, 2005 Balance	31,695	1,112	(1,058)
Exercise of stock options	240	—	(128)
Stock awards	116	—	—

December 31, 2006 Balance	32,051	1,112	(1,186)

Stock option exercises in 2006 include deferred share activity, which increased common shares by 9,000 shares and treasury shares by 4,000 shares. Stock option exercises in 2005 include deferred share activity, which increased common shares by 108,000 shares and treasury shares by 14,000 shares.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Comprehensive Earnings (Loss)

The components of other comprehensive earnings (loss) are as follows (in thousands):

				Unrealized Gain
		Unrealized Gain		(Loss) on
	Currency	(Loss) on	Adjustment to	Derivative
	Translation	Available-for-Sale	Initially Apply	Financial
	Adjustments	Securities	FASB 158	Instruments	Total

Balance at January 1, 2004	$46,567	$675		$3,815	$51,057
Foreign currency translation adjustments	57,903				57,903
Unrealized loss on available for sale securities		(14)			(14)
Deferred tax benefit relating to unrealized loss on available for sale securities		5			5
Current period unrealized loss on cash flow hedges, net of reclassifications				(6,649)	(6,649)
Deferred tax benefit relating to unrealized loss on derivative financial instruments				2,327	2,327

Balance at December 31, 2004	104,470	666		(507)	104,629
Foreign currency translation adjustments	(56,176)				(56,176)
Unrealized gain on available for sale securities		54			54
Deferred tax liability relating to unrealized gain on available for sale securities		(19)			(19)
Current period unrealized loss on cash flow hedges, net of reclassifications				(1,551)	(1,551)
Deferred tax benefit relating to unrealized loss on derivative financial instruments				543	543

Balance at December 31, 2005	48,294	701		(1,515)	47,480

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Unrealized Gain
		Unrealized Gain		(Loss) on
	Currency	(Loss) on	Adjustment to	Derivative
	Translation	Available-for-Sale	Initially Apply	Financial
	Adjustments	Securities	FASB 158	Instruments	Total

Foreign currency translation adjustments	64,386				64,386
Unrealized loss on available for sale securities		(63)			(63)
Deferred tax benefit relating to unrealized loss on available for sale securities		22			22
Adjustment to initially apply FASB Statement No. 158			(14,940)		(14,940)
Deferred tax benefit resulting from adjustment to initially apply FASB Statement No. 158			5,229		5,229
Valuation reserve resulting from adjustment to initially apply FASB Statement No. 158			(5,229)		(5,229)
Current period unrealized gain on cash flow hedges, net of reclassifications				3,543	3,543
Deferred tax liability relating to unrealized gain on derivative financial instruments				(1,240)	(1,240)

Balance at December 31, 2006	$112,680	$660	$(14,940)	$788	$99,188

Net losses of $240,000 and $283,000 and a net gain of $6,650,000 were reclassified into earnings related to derivative instruments designated and qualifying as cash flow hedges in 2006, 2005 and 2004, respectively.

Charge Related to Restructuring Activities

On July 28, 2005, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company’s China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions, and exiting four facilities.

The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

To date, the company has made substantial progress on its restructuring activities, including exiting four facilities and eliminating approximately 600 positions through December 31, 2006, which resulted in restructuring charges of $21,250,000 and $7,533,000 in 2006 and 2005, respectively, of which $3,973,000 and $238,000, respectively is recorded in cost of products sold as it relates to inventory markdowns. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded as of December 31, 2006 during 2007.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A progression by reporting segment of the accruals recorded as a result of the restructuring is as follows (in thousands):

	Balance at			Balance at			Balance at
	1/1/05	Accruals	Payments	12/31/05	Accruals	Payments	12/31/06

North America/
HME Severance	$—	$3,528	$(1,398)	$2,130	$5,549	$(6,320)	$1,359
Product line discontinuance	—	—	—	—	2,719	(682)	2,037
Contract terminations	—	88	(88)	—	1,346	(789)	557

Total	$—	$3,616	$(1,486)	$2,130	$9,614	$(7,791)	$3,953

Invacare Supply Group
Severance	$—	$173	$(61)	$112	$457	$(403)	$166
Product line discontinuance	—	—	—	—	552	(552)	—
Contract terminations	—	165	—	165	—	(165)	—

Total	$—	$338	$(61)	$277	$1,009	$(1,120)	$166

Institutional Products Group
Severance	$—	$27	$(27)	$—	$38	$(38)	$—

Europe
Severance	$—	$2,297	$(1,498)	$799	$5,208	$(2,273)	$3,734
Product line discontinuance	—	169	(169)	—	455	(455)	—
Other	—	252	(252)	—	2,995	(2,995)	—

Total	$—	$2,718	$(1,919)	$799	$8,658	$(5,723)	$3,734

Asia/Pacific
Severance	$—	$642	$(579)	$63	$621	$(684)	$—
Contract terminations	—	39	(39)	—	745	(623)	122
Product line discontinuance	—	69	(69)	—	557	(557)	—
Other	—	84	(84)	—	8	(8)	—

Total	$—	$834	$(771)	$63	$1,931	$(1,872)	$122

Consolidated
Severance	$—	$6,667	$(3,563)	$3,104	$11,873	$(9,718)	$5,259
Contract terminations	—	292	(127)	165	2,091	(1,577)	679
Product line discontinuance	—	238	(238)	—	4,283	(2,246)	2,037
Other	—	336	(336)	—	3,003	(3,003)	—

Total	$—	$7,533	$(4,264)	$3,269	$21,250	$(16,544)	$7,975

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes

Earnings (loss) before income taxes consist of the following (in thousands):

	2006	2005	2004

Domestic	$(349,144)	$18,605	$57,557
Foreign	39,620	52,697	52,815

	$(309,524)	$71,302	$110,372

The company has provided for income taxes (benefits) as follows (in thousands):

	2006	2005	2004

Current:
Federal	$(12,815)	$9,475	$14,075
State	750	600	2,800
Foreign	16,030	12,475	14,050

	3,965	22,550	30,925
Deferred:
Federal	11,695	(2,225)	2,225
Foreign	(7,410)	2,125	2,025

	4,285	(100)	4,250

Income Taxes	$8,250	$22,450	$35,175

A reconciliation to the effective income tax rate from the federal statutory rate follows:

	2006	2005	2004

Statutory federal income tax rate	(35.0)%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	0.2	0.5	1.6
Tax credits	(0.1)	(0.8)	(1.6)
Foreign taxes at less than the federal statutory rate	(2.0)	(5.2)	(2.1)
Asset write-downs related to goodwill and other intangibles, without tax benefit	30.2	—	—
Federal valuation allowance	9.3	—	—
Other, net	0.1	2.0	(1.0)

	2.7%	31.5%	31.9%

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005

Current deferred income tax assets (liabilities), net:
Loss carryforwards	$7,375	$6,246
Bad debt	14,006	7,386
Warranty	3,365	4,036
State and local taxes	3,154	2,764
Other accrued expenses and reserves	2,645	2,754
Inventory	2,337	1,361
Compensation and benefits	3,079	2,061
Product liability	292	292
Valuation allowance	(22,552)	—
Other, net	(189)	546

	$13,512	$27,446

Long-term deferred income tax assets (liabilities), net:
Goodwill & intangibles	(29,480)	(36,252)
Fixed assets	(18,289)	(20,030)
Compensation and benefits	16,541	10,344
Loss and credit carryforwards	6,453	5,674
Product liability	4,715	3,812
State and local taxes	10,619	8,628
Valuation allowance	(27,721)	(7,100)
Other, net	2,569	7,132

	$(34,593)	$(27,792)

Net Deferred Income Taxes	$(21,081)	$(346)

At December 31, 2006, the company had federal foreign tax loss carryforwards of approximately $40,600,000 of which $29,350,000 are non-expiring, $900,000 expire in 2011, $5,175,000 expire in 2012, and $5,175,000 expire in 2013. The loss carryforward amounts include $16,900,000 of federal foreign loss carryforwards associated with 2004 acquisitions. At December 31, 2006 the company also had a $9,425,000 domestic capital loss carryforward that expires in 2011 and $226,800,000 of domestic state and local tax loss carryforwards, of which $113,800,000 expire between 2007 and 2010, $55,450,000 expire between 2011 and 2020 and $57,550,000 expire after 2020, all of which are fully offset by valuation allowances. The company made income tax payments of $14,370,000, $10,435,000 and $30,180,000 during the years ended December 31, 2006, 2005 and 2004, respectively. The company recorded a valuation allowance for its domestic net deferred tax assets due to the loss recognized in 2006 and based upon near term domestic projections.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net Earnings Per Common Share

The following table sets forth the computation of basic and diluted net earnings per common share.

	2006	2005	2004
	(In thousands except per share data)

Basic
Average common shares outstanding	31,789	31,555	31,153
Net earnings (loss)	$(317,774)	$48,852	$75,197
Net earnings (loss) per common share	$(10.00)	$1.55	$2.41
Diluted
Average common shares outstanding	31,789	31,555	31,153
Stock options	—	897	1,194

Average common shares assuming dilution	31,789	32,452	32,347
Net earnings (loss)	$(317,774)	$48,852	$75,197
Net earnings (loss) per common share	$(10.00)	$1.51	$2.33

At December 31, 2006, 2005, and 2004, 2,713,000, 813,191, and 21,167 shares, respectively were excluded from the average common shares assuming dilution, as they were anti-dilutive. In 2006, all of the shares associated with stock options were anti-dilutive because of the company’s loss. In 2005, the majority of the anti-dilutive shares were granted at an exercise price of $41.87, which was higher than the average fair market value price of $41.46 for 2005. In 2004, the majority of the anti-dilutive shares were granted at an exercise price of $47.35, which was higher than the average fair market value price of $44.39 for 2004.

Concentration of Credit Risk

The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers’ financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with DLL, a third party financing company, to provide the majority of future lease financing to Invacare’s customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($43,676,000 at December 31, 2006) to DLL for events of default under the contracts (total balance outstanding of $107,826,000 at December 31, 2006). FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, Accounting for Contingencies. Credit losses are provided for in the financial statements.

Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company’s customers.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Values of Financial Instruments

The company in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash, cash equivalents and marketable securities:  The carrying amount reported in the balance sheet for cash, cash equivalents and marketable securities approximates its fair value.

Installment receivables:  The carrying amount reported in the balance sheet for installment receivables approximates its fair value. The interest rates associated with these receivables have not varied significantly since inception. Management believes that after consideration of the credit risk, the net book value of the installment receivables approximates market value.

Long-term debt:  Fair values for the company’s senior notes are estimated using discounted cash flow analyses, based on the company’s current incremental borrowing rate for similar borrowing arrangements.

Interest Rate Swaps:  The company is a party to interest rate swap agreements, which are entered into, in the normal course of business to reduce exposure to fluctuations in interest rates. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements thereby mitigating the credit risk from the transactions. The agreements are contracts to exchange fixed rate payments for floating rate payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of such agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The amounts to be paid or received under the interest rate swap agreements are accrued consistent with the terms of the agreements and market interest rates. Fair value for the company’s interest rate swaps are based on independent pricing models.

Other investments:  The company has made other investments in limited partnerships and non-marketable equity securities, which are accounted for using the cost method, adjusted for any estimated declines in value. These investments were acquired in private placements and there are no quoted market prices or stated rates of return.

The carrying amounts and fair values of the company’s financial instruments at December 31, 2006 and 2005 are as follows (in thousands):

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Cash and cash equivalents	$82,203	$82,203	$25,624	$25,624
Marketable securities	190	190	252	252
Other investments	8,461	8,461	8,342	8,342
Installment receivables	22,887	22,887	13,081	13,081
Long-term debt (including short-term borrowings secured by accounts receivable and current maturities of long-term debt)	573,126	583,856	537,981	538,053
Interest rate swaps	(435)	(435)	(202)	(202)
Forward contracts	1,213	1,213	(2,330)	(2,330)

Forward Contracts:  The company operates internationally and as a result is exposed to foreign currency fluctuations. Specifically, the exposure includes intercompany loans and third party sales or payments. In an attempt to reduce this exposure, foreign currency forward contracts are utilized and accounted for as hedging instruments. The forward contracts in 2006 and 2005 were entered into to as hedges of the following currencies: USD, NZD, CAD, GBP, EUR, SEK, DKK and AUD. The company does not use derivative financial instruments for speculative purposes.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gains and losses that result from the majority of the forward contracts are deferred and recognized when the offsetting gains and losses for the identified transactions are recognized. The company recognized losses of $240,000 in 2006 and $280,000 in 2005 and gains of $6,961,000 in 2004, respectively, which were recognized in cost of products sold and selling, general and administrative expenses.

Business Segments

The company operates in five primary business segments: North America/Home Medical Equipment (NA/HME), Invacare Supply Group, Institutional Products Group, Europe and Asia/Pacific. The company expanded its number of reporting segments from three to five in 2006 due to organizational changes within the former North American geographic operating segment and changes in how the chief operating decision maker assesses performance and makes resource allocation decisions. Prior to 2006, the Invacare Supply Group and Institutional Products Group were fully integrated into the former North American operating segment in that they shared the same sales force, managed customer service jointly, etc. In 2006, management reporting changes were made along with changes in the sales structure, customer service, supply chain management, etc., all of which established ISG and IPG as autonomous businesses. Accordingly, the company has modified its operating segments and reportable segments in 2006 with the corresponding prior year amounts being reclassified to conform to the 2006 presentation.

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells distributed product and the Institutional Products Group sells health care furnishings and accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment sells to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company’s consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance.

The information by segment is as follows (in thousands):

	2006	2005	2004

Revenues from external customers
North America/HME	$676,326	$706,555	$720,553
Invacare Supply Group	228,236	220,908	205,130
Institutional Products Group	93,455	85,415	76,590
Europe	430,427	432,142	336,792
Asia/Pacific	69,591	84,712	64,262

Consolidated	$1,498,035	$1,529,732	$1,403,327

Intersegment revenues
North America/HME	$51,081	$46,048	$43,966
Invacare Supply Group	102	26	7
Institutional Products Group	—	2,305	544

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Europe	12,599	12,019	2,825
Asia/Pacific	39,757	36,576	35,793

Consolidated	$103,539	$96,974	$83,135

Depreciation and amortization
North America/HME	$18,433	$18,266	$18,814
Invacare Supply Group	383	448	409
Institutional Products Group	1,888	1,867	1,456
Europe	14,533	15,100	8,687
Asia/Pacific	4,645	4,829	2,911
All Other(1)	10	14	39

Consolidated	$39,892	$40,524	$32,316

Net interest expense (income)
North America/HME	$16,530	$13,299	$946
Invacare Supply Group	3,158	2,447	2,561
Institutional Products Group	3,852	1,620	1,248
Europe	8,398	8,628	4,924
Asia/Pacific	(629)	(431)	(664)

Consolidated	$31,309	$25,563	$9,015

Earnings (loss) before income taxes
North America/HME	$(320,556)	$53,303	$87,139
Invacare Supply Group	3,291	6,428	7,312
Institutional Products Group	4,789	5,747	12,264
Europe	26,077	29,255	18,705
Asia/Pacific	(7,318)	(4,418)	1,430
All Other(1)	(15,807)	(19,013)	(16,478)

Consolidated	$(309,524)	$71,302	$110,372

Assets(2)
North America/HME	$430,121	$719,366	$665,098
Invacare Supply Group	90,086	81,895	76,697
Institutional Products Group	43,918	44,372	46,953
Europe	751,502	671,642	710,510
Asia/Pacific	98,737	74,101	69,685
All Other(1)	76,087	55,396	59,181

Consolidated	$1,490,451	$1,646,772	$1,628,124

Long-lived assets(2)
North America/HME	$65,264	$374,023	$377,529
Invacare Supply Group	61,363	54,447	24,858
Institutional Products Group	31,374	32,457	33,665

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Europe	563,479	508,196	548,843
Asia/Pacific	50,760	38,866	31,797
All Other(1)	62,453	44,317	46,161

Consolidated	$834,693	$1,052,306	$1,062,853

Expenditures for assets
North America/HME	$9,478	$19,242	$13,607
Invacare Supply Group	853	338	825
Institutional Products Group	828	427	819
Europe	8,041	5,470	20,064
Asia/Pacific	2,559	5,438	6,441
All Other(1)	30	9	1

Consolidated	$21,789	$30,924	$41,757

(1)	Consists of un-allocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments.

(2)	As a result of increasing the number of reporting segments in 2006, the company allocated a portion of the goodwill related to the former North American segment to the Invacare Supply Group and Institutional Products Group segments based upon the relative fair values of each of the three segments now comprising North America. The reported assets above give effect to that re-allocation as if it had occurred on January 1, 2004.

Net sales by product, are as follows (in thousands):

	2006	2005	2004

North America/HME
Rehab	$272,517	$274,417	$280,339
Standard	239,540	251,331	257,668
Respiratory	141,531	159,300	161,247
Other	22,738	21,507	21,299

	$676,326	$706,555	$720,553

Invacare Supply Group
Distributed	$228,236	$220,908	$205,130

Institutional Products Group
Continuing Care	$93,455	$85,415	$76,590

Europe
Standard	$252,335	$263,121	$200,064
Rehab	170,138	161,082	128,316
Respiratory	7,954	7,939	8,412

	$430,427	$432,142	$336,792

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Asia/Pacific
Rehab	$39,027	$47,730	$34,273
Standard	13,070	10,125	7,721
Respiratory	7,111	8,304	8,162
Other	10,383	18,553	14,106

	$69,591	$84,712	$64,262

Total Consolidated	$1,498,035	$1,529,732	$1,403,327

No single customer accounted for more than 5% of the company’s sales.

Interim Financial Information (unaudited)

	QUARTER ENDED
2006	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)

Net sales	$361,704	$371,764	$379,462	$385,105
Gross profit	101,296	105,565	111,065	99,144
Earnings (loss) before income taxes	7,437	6,848	12,193	(336,002)
Net earnings (loss)	5,207	4,953	9,693	(337,627)
Net earnings (loss) per share — basic	.16	.16	.31	(10.61)
Net earnings (loss) per share — assuming dilution	.16	.15	.30	(10.61)

2005	March 31,	June 30,	September 30,	December 31,

Net sales	$370,944	$396,267	$395,270	$367,251
Gross profit	109,448	112,831	118,286	105,634
Earnings before income taxes	19,890	18,958	22,492	9,962
Net earnings	13,545	12,908	15,317	7,082
Net earnings per share — basic	.43	.41	.48	.22
Net earnings per share — assuming dilution	.42	.40	.47	.22

Subsequent Events

On February 12, 2007, the company announced the completion of its previously announced refinancing transactions. The new financing program provides the company with total capacity of approximately $710,000,000, the net proceeds of which have been used to refinance substantially all of the company’s existing indebtedness and pay related fees and expenses.

As part of the financing, the company entered into a $400,000,000 senior secured credit facility consisting of a $250,000,000 term loan facility and a $150,000,000 revolving credit facility. The company’s obligations under the new senior secured credit facility are secured by substantially all of the company’s assets and are guaranteed by its material domestic subsidiaries, with certain obligations also guaranteed by its material foreign subsidiaries. Borrowings under the new senior secured credit facility will generally bear interest at LIBOR plus a margin of 2.25%, including an initial facility fee of 0.50% per annum on the facility.

The company also completed the sale of $175,000,000 principal amount of its 9 3/4% Senior Notes due 2015 to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The notes are unsecured senior obligations of the company guaranteed by substantially all of the company’s domestic subsidiaries, and pay interest at 9 3/4% per annum on each February 15 and August 15. The net proceeds to the company from the offering of the notes, after deducting the initial purchasers’ discount and the estimated offering expenses payable by the company, were approximately $167,000,000.

Also, as part of the refinancing, the company completed the sale of $135,000,000 principal amount of its Convertible Senior Subordinated Debentures due 2027 to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The debentures are unsecured senior subordinated obligations of the company guaranteed by substantially all of the company’s domestic subsidiaries, pay interest at 4.125% per annum on each February 1 and August 1, and are convertible upon satisfaction of certain conditions into cash, common shares of the company, or a combination of cash and common shares of the company, subject to certain conditions. The initial conversion rate is 40.3323 shares per $1,000 principal amount of debentures, which represents an initial conversion price of approximately $24.79 per share. The debentures are redeemable at the company’s option, subject to specified conditions, on or after February 6, 2012 through and including February 1, 2017, and at the company’s option after February 1, 2017. On February 1, 2017 and 2022 and upon the occurrence of certain circumstances, holders have the right to require the company to repurchase all or some of their debentures. The net proceeds to the company from the offering of the debentures, after deducting the initial purchasers’ discount and the estimated offering expenses payable by the company, were approximately $132,300,000.

The notes, debentures and common shares issuable upon conversion of the debentures have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

Supplemental Guarantor Information

Effective February 12, 2007, substantially all of the domestic subsidiaries (the “Guarantor Subsidiaries”) of the company became guarantors of the indebtedness of Invacare Corporation under its 9 3/4% Senior Notes due 2015 (the “Senior Notes”) with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”) with an aggregate principal amount of $135,000,000. The majority of the company’s subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the “Non-Guarantor Subsidiaries”). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and related to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2006 (in thousands)
Net sales	$342,614	$615,163	$613,237	$(72,979)	$1,498,035
Cost of products sold	265,844	486,469	401,584	(72,932)	1,080,965

Gross Profit	76,770	128,694	211,653	(47)	417,070
Selling, general and administrative expenses	103,167	113,922	156,757	—	373,846
Charge related to restructuring activities	5,597	637	11,043	—	17,277
Debt finance charges, interest and fees associated with debt refinancing	3,745	—	—	—	3,745
Asset write-downs related to goodwill and other intangibles	300,257	160	—	—	300,417
Income (loss) from equity investee	32,382	23,012	3,077	(58,471)	—
Interest expense-net	17,025	10,177	4,107	—	31,309

Earnings (loss) before Income Taxes	(320,639)	26,810	42,823	(58,518)	(309,524)
Income taxes (benefit)	(2,865)	1,422	9,693	—	8,250

Net Earnings (loss)	$(317,774)	$25,388	$33,130	$(58,518)	$(317,774)

Year ended December 31, 2005 (in thousands)
Net sales	$363,277	$610,106	$625,505	$(69,156)	$1,529,732
Cost of products sold	263,005	473,178	416,164	(68,814)	1,083,533

Gross Profit	100,272	136,928	209,341	(342)	446,199
Selling, general and administrative expenses	96,342	88,948	156,749	—	342,039
Charge related to restructuring activities	3,546	408	3,341	—	7,295
Income (loss) from equity investee	52,273	7,167	3,161	(62,601)	—
Interest expense-net	2,506	15,673	7,384	—	25,563

Earnings (loss) before Income Taxes	50,151	39,066	45,028	(62,943)	71,302
Income taxes	1,299	306	20,845	—	22,450

Net Earnings (loss)	$48,852	$38,760	$24,183	$(62,943)	$48,852

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2004 (in thousands)
Net sales	$391,667	$568,024	$522,207	$(78,571)	$1,403,327
Cost of products sold	274,231	432,552	357,070	(78,470)	985,383

Gross Profit	117,436	135,472	165,137	(101)	417,944
Selling, general and administrative expenses	100,487	89,377	108,693	—	298,557
Income (loss) from equity investee	65,282	13,719	(301)	(78,700)	—
Interest expense-net	(8,116)	14,253	2,878	—	9,015

Earnings (loss) before Income Taxes	90,347	45,561	53,265	(78,801)	110,372
Income taxes	15,150	—	20,025	—	35,175

Net Earnings (loss)	$75,197	$45,561	$33,240	$(78,801)	$75,197

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2006 (in thousands)
Current Assets
Cash and cash equivalents	$35,918	$2,202	$44,083	$—	$82,203
Marketable securities	190	—	—	—	190
Trade receivables, net	651	15,888	248,667	(3,600)	261,606
Installment receivables, net	—	5,513	1,584	—	7,097
Inventories, net	77,201	37,511	88,585	(1,541)	201,756
Deferred income taxes	4,223	393	8,896	—	13,512
Other current assets	26,353	8,764	55,477	(1,200)	89,394

Total Current Assets	144,536	70,271	447,292	(6,341)	655,758
Investment in subsidiaries	1,293,046	607,559	—	(1,900,605)	—
Intercompany advances, net	354,660	850,121	110,935	(1,315,716)	—
Other Assets	49,346	15,566	1,434	—	66,346
Other Intangibles	2,113	13,150	88,710	—	103,973
Property and Equipment, net	65,016	11,550	97,379	—	173,945
Goodwill	—	23,541	466,888	—	490,429

Total Assets	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$89,818	$12,095	$61,128	$—	$163,041
Accrued expenses	34,611	17,405	100,560	(4,800)	147,776
Accrued income taxes	10,021	26	2,869	—	12,916
Short-term debt and current maturities of long-term obligations	51,773	—	72,470	—	124,243

Total Current Liabilities	186,223	29,526	237,027	(4,800)	447,976
Long-Term Debt	321,263	70	127,550	—	448,883
Other Long-Term Obligations	53,044	2,040	53,144	—	108,228
Intercompany advances, net	862,823	370,452	82,441	(1,315,716)	—
Total Shareholders’ Equity	485,364	1,189,670	712,476	(1,902,146)	485,364

Total Liabilities and Shareholders’ Equity	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2005 (in thousands)
Current Assets
Cash and cash equivalents	$7,270	$1,046	$17,308	$—	$25,624
Marketable securities	252	—	—	—	252
Trade receivables, net	295	17,228	276,046	(5,614)	287,955
Installment receivables, net	—	11,106	1,829	—	12,935
Inventories, net	74,213	34,565	69,641	(1,494)	176,925
Deferred income taxes	17,761	394	9,291	—	27,446
Other current assets	13,117	9,288	40,935	(11)	63,329

Total Current Assets	112,908	73,627	415,050	(7,119)	594,466
Investment in subsidiaries	1,184,266	581,526	—	(1,765,792)	—
Intercompany advances, net	435,576	889,094	56,816	(1,381,486)	—
Other Assets	46,072	18	1,020	—	47,110
Other Intangibles	8,232	15,185	84,700	—	108,117
Property and Equipment, net	70,281	12,061	93,864	—	176,206
Goodwill	187,884	—	532,989	—	720,873

Total Assets	$2,045,219	$1,571,511	$1,184,439	$(3,154,397)	$1,646,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$77,453	$9,544	$46,109	$—	$133,106
Accrued expenses	35,142	16,047	84,469	(5,625)	130,033
Accrued income taxes	12,876	98	366	—	13,340
Short-term debt and current maturities of long-term obligations	256	—	79,972	—	80,228

Total Current Liabilities	125,727	25,689	210,916	(5,625)	356,707
Long-Term Debt	314,646	192	142,915	—	457,753
Other Long-Term Obligations	32,424	2,040	45,160	—	79,624
Intercompany advances, net	819,734	381,990	179,762	(1,381,486)	—
Total Shareholders’ Equity	752,688	1,161,600	605,686	(1,767,286)	752,688

Total Liabilities and Shareholders’ Equity	$2,045,219	$1,571,511	$1,184,439	$(3,154,397)	$1,646,772

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Year ended December 31, 2006 (in thousands)
Net Cash Provided by (required for) Operating Activities	$(15,946)	$21,057	$73,996	$(17,370)	$61,737
Investing Activities
Purchases of property and equipment	(6,974)	(2,440)	(12,375)	—	(21,789)
Proceeds from sale of property and equipment	—	11	2,287	—	2,298
Business acquisitions, net of cash acquired	—	—	(15,296)	—	(15,296)
Increase (decrease) in other investments	(7,604)	(3,000)	—	10,856	252
Increase in other long-term assets	(850)	—	—	—	(850)
Other	673	—	266	—	939

Net Cash Required for Investing Activities	(14,755)	(5,429)	(25,118)	10,856	(34,446)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	593,876	—	278,673	—	872,549
Payments on revolving lines of credit, securitization facility and long-term borrowings	(536,019)	(122)	(309,959)	—	(846,100)
Proceeds from exercise of stock options	3,081	—	—	—	3,081
Payment of dividends	(1,589)	(17,370)	—	17,370	(1,589)
Capital contributions	—	3,020	7,836	(10,856)	—

Net Cash Provided by (required for) Financing Activities	59,349	(14,472)	(23,450)	6,514	27,941
Effect of exchange rate changes on cash	—	—	1,347	—	1,347

Increase in cash and cash equivalents	28,648	1,156	26,775	—	56,579
Cash and cash equivalents at beginning of year	7,270	1,046	17,308	—	25,624

Cash and cash equivalents at end of year	$35,918	$2,202	$44,083	$—	$82,203

Year ended December 31, 2005 (in thousands)
Net Cash Provided by (required for) Operating Activities	$165,372	$(2,878)	$(85,250)	$—	$77,244
Investing Activities
Purchases of property and equipment	(17,646)	(2,019)	(11,259)	—	(30,924)
Proceeds from sale of property and equipment	51	4,680	634	—	5,365
Business acquisitions, net of cash acquired	(23,233)	—	(34,983)	—	(58,216)
Increase (decrease) in other investments	(70,694)	(70,650)	—	141,300	(44)
Increase in other long-term assets	(966)	(14)	(33)	—	(1,013)
Other	(1,579)	—	(323)	—	(1,902)

Net Cash Required for Investing Activities	(114,067)	(68,003)	(45,964)	141,300	(86,734)

INVACARE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	The	Combined	Combined
	Company	Guarantor	Non-Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	489,232	—	306,841	—	796,073
Payments on revolving lines of credit, securitization facility and long-term borrowings	(543,094)	(178)	(253,347)	—	(796,619)
Proceeds from exercise of stock options	4,623	—	—	—	4,623
Payment of dividends	(1,580)	—	—	—	(1,580)
Capital contributions	—	70,650	70,650	(141,300)	—

Net Cash Provided by (required for) Financing Activities	(50,819)	70,472	124,144	(141,300)	2,497
Effect of exchange rate changes on cash	—	—	50	—	50

Increase (decrease) in cash and cash equivalents	486	(409)	(7,020)	—	(6,943)
Cash and cash equivalents at beginning of year	6,784	1,455	24,328	—	32,567

Cash and cash equivalents at end of year	$7,270	$1,046	$17,308	$—	$25,624

Year ended December 31, 2004 (in thousands)
Net Cash Provided by (required for) Operating Activities	$(146,821)	$4,321	$240,750	$—	$98,250
Investing Activities
Purchases of property and equipment	(19,063)	(4,234)	(18,460)	—	(41,757)
Proceeds from sale of property and equipment	2	1	—	—	3
Business acquisitions, net of cash acquired	(100,577)	—	(242,977)	—	(343,554)
Increase (decrease) in other investments	(3,335)	(2,732)	—	5,464	(603)
Increase in other long-term assets	(1,544)	(47)	(1,542)	—	(3,133)
Other	(50)	—	146	—	96

Net Cash Required for Investing Activities	(124,567)	(7,012)	(262,833)	5,464	(388,948)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	793,176	335	50,921	—	844,432
Payments on revolving lines of credit, securitization facility and long-term borrowings	(522,351)	(145)	(18,748)	—	(541,244)
Proceeds from exercise of stock options	9,850	—	—	—	9,850
Payment of dividends	(1,557)	—	—	—	(1,557)
Capital contributions	—	2,732	2,732	(5,464)	—
Purchase of treasury stock	(4,430)	—	—	—	(4,430)

Net Cash Provided by Financing Activities	274,688	2,922	34,905	(5,464)	307,051
Effect of exchange rate changes on cash	—	—	140	—	140

Increase in cash and cash equivalents	3,300	231	12,962	—	16,493
Cash and cash equivalents at beginning of year	3,484	1,224	11,366	—	16,074

Cash and cash equivalents at end of year	$6,784	$1,455	$24,328	$—	$32,567

INVACARE CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	COL A.	COL B.	COL C.		COL D.
	Balance at	Charged to	Additions		Balance
	Beginning of	Cost and	(Deductions)		at End of
	Period	Expenses	Describe		Period
	(In thousands)

Year Ended December 31, 2006
Deducted from asset accounts —
Allowance for doubtful accounts	$23,094	$37,711	$(23,172	)(A)	$37,633
Inventory obsolescence reserve	8,591	5,325	(1,773	)(B)	12,143
Investments and related notes receivable	8,339	—	—		8,339
Tax valuation allowances	7,100	28,785	14,388	(E)	50,273
Accrued warranty cost	15,583	9,834	(10,252	)(B)	15,165
Accrued product liability	20,949	6,813	(5,131	)(C)	22,631

Year Ended December 31, 2005
Deducted from asset accounts —
Allowance for doubtful accounts	$15,576	$14,168	$(6,650	)(A)	$23,094
Inventory obsolescence reserve	9,532	4,378	(5,319	)(B)	8,591
Investments and related notes receivable	29,540	—	(21,201	)(D)	8,339
Accrued warranty cost	13,998	10,516	(8,931	)(B)	15,583
Accrued product liability	17,045	8,780	(4,876	)(C)	20,949

Year Ended December 31, 2004
Deducted from asset accounts —
Allowance for doubtful accounts	$27,704	$11,222	$(23,350	)(A)	$15,576
Inventory obsolescence reserve	8,715	2,609	(1,792	)(B)	9,532
Investments and related notes receivable	29,540	—	—		29,540
Accrued warranty cost	12,688	9,287	(7,977	)(B)	13,998
Accrued product liability	11,909	8,202	(3,066	)(C)	17,045

Note (A) —	Uncollectible accounts written off, net of recoveries.

Note (B) —	Amounts written off or payments incurred.

Note (C) —	Loss and loss adjustment.

Note (D) —	Elimination of allowance for investment following consolidation of variable interest entity.

Note (E) —	Other activity not affecting federal tax expense.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
	(Unaudited)
	(In thousands)

ASSETS
Current Assets
Cash and cash equivalents	$56,904	$82,203
Marketable securities	270	190
Trade receivables, net	248,000	261,606
Installment receivables, net	8,451	7,097
Inventories, net	206,555	201,756
Deferred income taxes	13,616	13,512
Other current assets	76,493	89,394

Total Current Assets	610,289	655,758
Other Assets	85,871	67,443
Other Intangibles	100,476	102,876
Property and Equipment, Net	168,835	173,945
Goodwill	493,226	490,429

Total Assets	$1,458,697	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$147,418	$163,041
Accrued expenses	119,907	147,776
Accrued income taxes	3,312	12,916
Short-term debt and current maturities of long-term obligations	5,158	124,243

Total Current Liabilities	275,795	447,976
Long-Term Debt	596,741	448,883
Other Long-Term Obligations	114,461	108,228
Shareholders’ Equity
Preferred shares	—	—
Common shares	8,013	8,013
Class B common shares	278	278
Additional paid-in-capital	144,324	143,714
Retained earnings	258,845	276,750
Accumulated other comprehensive earnings	102,819	99,188
Treasury shares	(42,579)	(42,579)

Total Shareholders’ Equity	471,700	485,364

Total Liabilities and Shareholders’ Equity	$1,458,697	$1,490,451

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Operations — (unaudited)

	Three Months Ended
	March 31,
	2007	2006
	(In thousands except
	per share data)

Net sales	$374,905	$361,704
Cost of products sold	275,849	260,408

Gross profit	99,056	101,296
Selling, general and administrative expense	87,766	83,607
Charge related to restructuring activities	3,152	3,157
Charges, interest and fees associated with debt refinancing	13,373	—
Interest expense	10,343	7,695
Interest income	(474)	(600)

Earnings (loss) before Income Taxes	(15,104)	7,437
Income taxes	2,400	2,230

Net Earnings (Loss)	$(17,504)	$5,207

Dividends Declared Per Common Share	0.0125	0.0125

Net Earnings (loss) per Share — Basic	$(0.55)	$0.16

Weighted Average Shares Outstanding — Basic	31,827	31,731

Net Earnings (loss) per Share — Assuming Dilution	$(0.55)	$0.16

Weighted Average Shares Outstanding — Assuming Dilution	31,827	32,190

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows — (unaudited)

	Three Months Ended
	March 31,
	2007	2006
	(In thousands)

Operating Activities
Net earnings (loss)	$(17,504)	$5,207
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Debt finance charges, interest and fees associated with debt refinancing	13,373	—
Depreciation and amortization	11,074	9,813
Provision for losses on trade and installment receivables	1,799	1,794
Provision for other deferred liabilities	919	1,222
Provision for deferred income taxes	581	667
Gain on disposals of property and equipment	30	269
Changes in operating assets and liabilities:
Trade receivables	12,511	2,440
Installment sales contracts, net	(3,916)	(253)
Inventories	(4,423)	(4,985)
Other current assets	15,074	4,201
Accounts payable	(15,493)	(2,091)
Accrued expenses	(29,894)	(9,854)
Other deferred liabilities	(2,474)	99

Net Cash (Used) Provided By Operating Activities	(18,343)	8,529
Investing Activities
Purchases of property and equipment	(3,750)	(5,009)
Proceeds from sale of property and equipment	423	33
Other long term assets	1,080	(523)
Other	(1,214)	(159)

Net Cash Used For Investing Activities	(3,461)	(5,658)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	510,316	145,155
Payments on revolving lines of credit, securitization facility and long-term debt and capital lease obligations	(494,419)	(162,007)
Proceeds from exercise of stock options	—	1,343
Payment of Financing Costs	(19,784)	—
Payment of dividends	(399)	(397)

Net Cash Used By Financing Activities	(4,286)	(15,906)
Effect of exchange rate changes on cash	791	(1,177)

Decrease in cash and cash equivalents	(25,299)	(14,212)
Cash and cash equivalents at beginning of period	82,203	25,624

Cash and cash equivalents at end of period	$56,904	$11,412

See notes to condensed consolidated financial statements.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
(Unaudited)
March 31, 2007

Nature of Operations — Invacare Corporation is the world’s leading manufacturer and distributor in the $8.0 billion worldwide market for medical equipment used in the home based upon our distribution channels, breadth of product line and net sales. The company designs, manufactures and distributes an extensive line of health care products for the non-acute care environment, including the home health care, retail and extended care markets.

Principles of Consolidation — The consolidated financial statements include the accounts of the company, its majority owned subsidiaries and a variable interest entity for which the company is the primary beneficiary. Certain foreign subsidiaries, represented by the European segment, are consolidated using a February 28 quarter end in order to meet filing deadlines. No material subsequent events have occurred related to the European segment, which would require disclosure or adjustment to the company’s financial statements. All significant intercompany transactions are eliminated.

Reclassifications — Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the period ended March 31, 2007.

Use of Estimates — The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Business Segments — The company operates in five primary business segments: North America/Home Medical Equipment (“NA/HME”), Invacare Supply Group, Institutional Products Group, Europe and Asia/Pacific. The five reportable segments represent operating groups, which offer products to different geographic regions.

The NA/HME segment sells each of three primary product lines, which includes: standard, rehab and respiratory products. Invacare Supply Group sells branded medical supplies including ostomy, incontinence, diabetic, wound care, urology and miscellaneous home medical product as well as home medical equipment aids for daily living. The Institutional Products Group sells health care furnishings including beds, case goods and patient handling equipment for the long-term care market as well as accessory products. Europe and Asia/Pacific sell the same product lines with the exception of distributed products. Each business segment may sell to the home health care, retail and extended care markets.

The company evaluates performance and allocates resources based on profit or loss from operations before income taxes for each reportable segment. The accounting policies of each segment are the same as those described in the summary of significant accounting policies for the company’s consolidated financial statements. Intersegment sales and transfers are based on the costs to manufacture plus a reasonable profit element. Therefore, intercompany profit or loss on intersegment sales and transfers is not considered in evaluating segment performance.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The information by segment is as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Revenues from external customers
North America/HME	$161,532	$171,694
Invacare Supply Group	61,676	55,085
Institutional Products Group	23,724	23,196
Europe	107,030	95,546
Asia/Pacific	20,943	16,183

Consolidated	$374,905	$361,704

Intersegment Revenues
North America	$11,291	$13,608
Invacare Supply Group	86	13
Institutional Products Group	—	464
Europe	2,408	2,769
Asia/Pacific	6,089	8,026

Consolidated	$19,874	$24,880

Restructuring charges before income taxes
North America/HME	$2,430	$2,806
Invacare Supply Group	43	—
Institutional Products Group	4	25
Europe	786	338
Asia/Pacific	6	284

Consolidated	$3,269	$3,453

Charges, interest and fees associated with debt refinancing before income taxes
All Other	$13,373	$—

Earnings (loss) before income taxes
North America/HME	$(2,908)	$6,278
Invacare Supply Group	1,055	1,339
Institutional Products Group	595	1,553
Europe	3,924	3,692
Asia/Pacific	(1,110)	(1,398)
All Other	(16,660)	(4,027)

Consolidated	$(15,104)	$7,437

“All Other” consists of unallocated corporate selling, general and administrative costs and intercompany profits, which do not meet the quantitative criteria for determining reportable segments. In addition, the “All Other” earnings (loss) before income taxes for the first quarter 2007 includes debt finance charges, interest and fees associated with debt refinancing.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Net Earnings Per Common Share — The following table sets forth the computation of basic and diluted net earnings per common share for the periods indicated.

	Three Months Ended
	March 31,
	2007	2006

Basic
Average common shares outstanding	31,827	31,731
Net earnings (loss)	$(17,504)	$5,207
Net earnings (loss) per common share	$(.55)	$.16
Diluted
Average common shares outstanding	31,827	31,731
Stock options and awards	—	459

Average common shares assuming dilution	31,827	32,190
Net earnings (loss)	$(17,504)	$5,207
Net earnings (loss) per common share	$(.55)	$.16

At March 31, 2007, all of the company’s shares associated with stock options were anti-dilutive because of the company’s net loss in the quarter. At March 31, 2006, 2,336,431 shares were excluded from the average common shares assuming dilution as they were anti-dilutive. For the three months ended March 31, 2006, the majority of the anti-dilutive shares were granted at exercise prices of $41.87 which was higher than the average fair market value prices of $32.13.

Concentration of Credit Risk — The company manufactures and distributes durable medical equipment and supplies to the home health care, retail and extended care markets. The company performs credit evaluations of its customers’ financial condition. Prior to December 2000, the company financed equipment to certain customers for periods ranging from 6 to 39 months. In December 2000, Invacare entered into an agreement with De Lage Landen, Inc. (“DLL”), a third party financing company, to provide the majority of future lease financing to Invacare’s customers. The DLL agreement provides for direct leasing between DLL and the Invacare customer. The company retains a limited recourse obligation ($42,358,000 at March 31, 2007) to DLL for events of default under the contracts (total balance outstanding of $107,558,000 at March 31, 2007). FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the company to record a guarantee liability as it relates to the limited recourse obligation. As such, the company has recorded a liability for this guarantee obligation within accrued expenses. The company monitors the collections status of these contracts and has provided amounts for estimated losses in its allowances for doubtful accounts in accordance with SFAS No. 5, Accounting for Contingencies. Credit losses are provided for in the financial statements.

Substantially all of the company’s receivables are due from health care, medical equipment dealers and long term care facilities located throughout the United States, Australia, Canada, New Zealand and Europe. A significant portion of products sold to dealers, both foreign and domestic, is ultimately funded through government reimbursement programs such as Medicare and Medicaid. In addition, the company has also seen a significant shift in reimbursement to customers from managed care entities. As a consequence, changes in these programs can have an adverse impact on dealer liquidity and profitability. In addition, reimbursement guidelines in the home health care industry have a substantial impact on the nature and type of equipment an end user can obtain as well as the timing of reimbursement and, thus, affect the product mix, pricing and payment patterns of the company’s customers.

Goodwill and Other Intangibles — The change in goodwill reflected on the balance sheet from December 31, 2006 to March 31, 2007 was entirely the result of currency translation.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

All of the company’s other intangible assets have definite lives and are amortized over their useful lives, except for $33,051,000 related to trademarks, which have indefinite lives.

As of March 31, 2007 and December 31, 2006, other intangibles consisted of the following (in thousands):

	March 31, 2007		December 31, 2006
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization

Customer lists	$71,137	$16,036	$71,106	$14,373
Trademarks	33,051	—	33,034	—
License agreements	4,533	4,202	4,489	3,821
Developed technology	6,814	1,058	6,819	940
Patents	6,652	3,982	6,631	3,869
Other	8,013	4,446	8,005	4,205

	$130,200	$29,724	$130,084	$27,208

Amortization expense related to other intangibles was $2,178,000 in the first quarter of 2007 and is estimated to be $8,343,000 in 2008, $8,040,000 in 2009, $7,874,000 in 2010, $7,459,000 in 2011 and $7,087,000 in 2012.

Investment in Affiliated Company — FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was revised in December 2003, requires consolidation of an entity if the company is subject to a majority of the risk of loss from the variable interest entity’s (VIE) activities or entitled to receive a majority of the entity’s residual returns, or both. A company that consolidates a VIE is known as the primary beneficiary of that entity.

The company consolidates NeuroControl whose product is focused on the treatment of post-stroke shoulder pain in the United States. Certain of the company’s officers and directors (or their affiliates) have small minority equity ownership positions in NeuroControl. Based on the provisions of FIN 46 and the company’s analysis, the company determined that it was the primary beneficiary of this VIE as of January 1, 2005 due to the company’s board of directors’ approval of additional funding in 2005. Accordingly, the company has consolidated this investment on a prospective basis since January 1, 2005 and recorded an intangible asset for patented technology of $7,003,000. The other beneficial interest holders have no recourse against the company.

In the fourth quarter of 2006, the company’s board of directors made a decision to no longer fund the cash needs of NeuroControl, to commence a liquidation process and cease operations as it was decided that the additional investment necessary to commercialize the business was not in the best interest of the company. Therefore, funding of this investment ceased on December 31, 2006. As a result of this decision, the company established a valuation reserve related to the NeuroControl intangible asset of $5,601,000 to fully reserve against the patented technology intangible as it was deemed to be impaired.

Accounting for Stock-Based Compensation — Effective January 1, 2006, the company adopted SFAS No. 123R using the modified prospective application method. Under the modified prospective method, compensation cost was recognized for the twelve months ended December 31, 2006 for: 1) all stock-based payments granted subsequent to January 1, 2006 based upon the grant-date fair value calculated in accordance with SFAS No. 123R, and 2) all stock-based payments granted prior to, but not vested as of, January 1, 2006 based upon grant-date fair value as calculated for previously presented pro forma footnote disclosures in accordance with the

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

original provisions of SFAS No. 123, Accounting for Stock Based Compensation. The amounts of stock-based compensation expense recognized were as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Stock-based compensation expense recognized as part of Selling, general and administrative expense	$610	$268

The 2007 and 2006 amounts above reflect compensation expense related to restricted stock awards and nonqualified stock options awarded under the 2003 Performance Plan. Stock-based compensation is not allocated to the business segments, but is reported as part of All Other as shown in the company’s Business Segment Note to the Consolidated Financial Statements.

Stock Incentive Plans — The 2003 Performance Plan (the “2003 Plan”) allows the Compensation, Management Development and Corporate Governance Committee of the Board of Directors (the “Committee”) to grant up to 3,800,000 Common Shares in connection with incentive stock options, non-qualified stock options, stock appreciation rights and stock awards (including the use of restricted stock). The Committee has the authority to determine which employees and directors will receive awards, the amount of the awards and the other terms and conditions of the awards. During the first three months of 2007, the Committee granted 5,500 non-qualified stock options for a term of ten years at the fair market value of the company’s Common Shares on the date of grant under the 2003 Plan.

There were no restricted stock awards granted in the first three months of 2007 without cost to the recipients. Under the terms of the restricted stock awards, all of the shares granted vest ratably over the four years after the award date. Compensation expense of $353,000 was recognized in the first three months of 2007 and as of March 31, 2007, restricted stock awards totaling 147,085 were not yet vested.

Stock option activity during the three months ended March 31, 2007 was as follows:

		Weighted
		Average
	2007	Exercise Price

Options outstanding at January 1	4,724,651	$30.68
Granted	5,500	21.99
Exercised	—	—
Canceled	(329,382)	28.31

Options outstanding at March 31	4,400,769	$30.85

Options price range at March 31	$16.03 to $47.80
Options exercisable at March 31	3,910,742
Options available for grant at March 31*	1,837,008

*	Options available for grant as of March 31, 2007 reduced by net restricted stock award activity of 241,649.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding at March 31, 2007:

	Options Outstanding
		Weighted		Options Exercisable
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Exercise Prices	At 3/31/07	Contractual Life	Exercise Price	At 3/31/07	Exercise Price

$16.03 - $23.69	1,768,828	4.0 years	$22.20	1,340,001	$22.10
$24.43 - $36.40	1,222,476	4.9	$30.99	1,161,276	$30.98
$37.70 - $47.80	1,409,465	7.5	$41.59	1,409,465	$41.59

Total	4,400,769	5.5	$30.85	3,910,742	$31.76

The stock options awarded provided a four-year vesting period whereby options vest equally in each year. Options granted with graded vesting are accounted for as single options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2007

Expected dividend yield	2.47%
Expected stock price volatility	28.7%
Risk-free interest rate	4.70%
Expected life (years)	3.9

The assumed expected life used is based on the company’s historical analysis of option history. The expected volatility used is also based on actual historical volatility, and expected dividend yield used is based on historical dividends as the company has no current intention of changing its dividend policy.

The weighted-average fair value of options granted during the first three months of 2007 was $6.18. The 2003 Plan provides that shares granted come from the company’s authorized but unissued Common Shares or treasury shares. In addition, the company’s stock-based compensation plans allow participants to exchange shares for withholding taxes, which results in the company acquiring treasury shares.

As of March 31, 2007, there was $16,558,000 of total unrecognized compensation cost from stock-based compensation arrangements granted under the company’s plans, which is related to non-vested shares, and includes $3,306,000 related to restricted stock awards. The company expects the compensation expense to be recognized over a weighted-average period of approximately 2 years.

Warranty Costs — Generally, the company’s products are covered by warranties against defects in material and workmanship for periods up to six years from the date of sale to the customer. Certain components carry a lifetime warranty. A provision for estimated warranty cost is recorded at the time of sale based upon actual experience. The company continuously assesses the adequacy of its product warranty accrual and makes adjustments as needed. Historical analysis is primarily used to determine the company’s warranty reserves. Claims history is reviewed and provisions are adjusted as needed. However, the company does consider other events, such as a product recall, which could warrant additional warranty reserve provision. No material adjustments to warranty reserves were necessary in the first quarter of 2007.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following is a reconciliation of the changes in accrued warranty costs for the reporting period (in thousands):

Balance as of January 1, 2007	$15,165
Warranties provided during the period	3,062
Settlements made during the period	(2,917)
Changes in liability for pre-existing warranties during the period, including expirations	220

Balance as of March 31, 2007	$15,530

Charge Related to Restructuring Activities — Previously, the company announced multi-year cost reductions and profit improvement actions, which included: reducing global headcount, outsourcing improvements utilizing the company’s China manufacturing capability and third parties, shifting substantial resources from product development to manufacturing cost reduction activities and product rationalization, reducing freight exposure through freight auctions and changing the freight policy, general expense reductions, and exiting four facilities.

The restructuring was necessitated by the continued decline in reimbursement by the U.S. government as well as similar reimbursement pressures abroad and continued pricing pressures faced by the company as a result of outsourcing by competitors to lower cost locations.

To date, the company has made substantial progress on its restructuring activities, including exiting four facilities and eliminating approximately 650 positions through March 31, 2007, including 50 positions in the first quarter of 2007. Restructuring charges of $3,269,000 and $3,453,000 were incurred in the first quarters of 2007 and 2006, respectively, of which $117,000 and $296,000, respectively, were recorded in cost of products sold as it relates to inventory markdowns and the remaining charge amount is included on the Charge Related to Restructuring Activities in the Condensed Consolidated Statement of Earnings as part of operations. There have been no material changes in accrued balances related to the charge, either as a result of revisions in the plan or changes in estimates, and the company expects to utilize the accruals recorded through March 31, 2007 during 2007.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

A progression of the accruals by segment recorded as a result of the restructuring is as follows (in thousands):

	Balance at			Balance at
	12/31/06	Accruals	Payments	3/31/07

North America/HME
Severance	$1,359	$2,430	$(1,888)	$1,901
Contract terminations	557	(111)	(52)	394
Product line discontinuance	2,037	111	(2,148)	—

Total	$3,953	$2,430	$(4,088)	$2,295

Invacare Supply Group
Severance	$166	$43	$(115)	$94

Institutional Products Group
Severance	$—	$4	$—	$4

Europe
Severance	$3,734	$210	$(1,296)	$2,648
Product line discontinuance	—	6	(6)	—
Other	—	570	(570)	—

Total	$3,734	$786	$(1,872)	$2,648

Asia/Pacific
Contract terminations	$122	$6	$(5)	$123

Consolidated
Severance	$5,259	$2,687	$(3,299)	$4,647
Contract terminations	679	(105)	(57)	517
Product line discontinuance	2,037	117	(2,154)	—
Other	—	570	(570)	—

Total	$7,975	$3,269	$(6,080)	$5,164

Comprehensive Earnings (loss) — Total comprehensive earnings were as follows (in thousands):

	Three Months Ended
	March 31,
	2007	2006

Net earnings (loss)	$(17,504)	$5,207
Foreign currency translation gain (loss)	3,858	(788)
Unrealized gain on available for sale securities	51	22
SERP/DBO amortization of prior service costs and unrecognized losses	943	—
Current period unrealized gain (loss) on cash flow hedges	(1,221)	1,083

Total comprehensive earnings (loss)	$(13,873)	$5,524

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Inventories — Inventories determined under the first in, first out method consist of the following components (in thousands):

	March 31,	December 31,
	2007	2006

Raw materials	$65,933	$66,718
Work in process	19,302	16,715
Finished goods	121,320	118,323

	$206,555	$201,756

Property and Equipment — Property and equipment consist of the following (in thousands):

	March 31,	December 31,
	2007	2006

Machinery and equipment	$276,903	$276,062
Land, buildings and improvements	87,045	86,544
Furniture and fixtures	27,344	29,609
Leasehold improvements	15,848	15,943

	407,140	408,158
Less allowance for depreciation	(238,305)	(234,213)

	$168,835	$173,945

Financing Arrangements — As previously disclosed, the company completed certain refinancing transactions in February 2007. The company entered into a Credit Agreement which provides for a $400 million senior secured credit facility consisting of a 6-year $250 million term loan facility and a five-year $150 million revolving credit facility with interest at LIBOR plus 2.25%. The company’s obligations under the Credit Agreement are secured by substantially all of the company’s assets, subject to certain exceptions, and are guaranteed by our material domestic subsidiaries, with certain obligations also guaranteed by our material foreign subsidiaries. The Credit Agreement contains a number of customary restrictive covenants, affirmative covenants and events of default, and financial covenants that require the company to maintain a maximum leverage ratio, a minimum interest coverage ratio, and a minimum fixed charge coverage ratio.

The company also consummated the issuance and sale of $135 million aggregate principal amount of convertible subordinated debentures (the “debentures”). The net proceeds to the company from the offering, after deducting the initial gross spread payable by the company, were approximately $132.3 million. The debentures are unsecured senior subordinated obligations of the company, guaranteed by substantially all of the company’s domestic subsidiaries and pay interest at 4.125% per annum on each February 1 and August 1. The debentures are convertible into common shares of the company under certain conditions.

In addition, the company also consummated the issuance and sale of $175 million aggregate principal amount of 9 3/4% Senior Notes due 2015 (the “senior notes”). The company’s net proceeds from the offering of senior notes, after deducting the initial note purchasers’ discount and the estimated offering expenses payable by the company, were approximately $167 million. The senior notes are unsecured senior obligations of the company, guaranteed by substantially all of our domestic subsidiaries.

The company used the net proceeds from the offerings of the senior notes and the debentures, together with initial borrowings under the Credit Agreement to repay outstanding indebtedness and related expenses and repayment costs aggregating $568 million. In addition, as a result of the refinancing, during the first quarter the company incurred $33.1 million in costs comprised of: debt issuance costs related to the new debt structure of $19.7 million, which the company has capitalized over the respective lives of the debt instruments; one-time make-

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

whole payments to the holders of previously outstanding senior notes and incremental interest totaling $10.9 million; and write-off of costs previously capitalized related to the old debt structure of $2.5 million.

The company estimates that the weighted average interest rate of the new facilities and securities combined is approximately 7.3% versus the year-end 2006 weighted average interest rate of approximately 5.9%.

In connection with the issuance of the debentures and the senior notes, the company agreed to use commercially reasonable efforts to 1) file a resale registration statement with respect to the debentures and an exchange offer registration statement with respect to the senior notes within 90 days of the closing of each agreement, 2) to cause the resale registration statement to be declared effective within 210 days of the issuance of the debentures and cause the exchange offer registration statement to be declared effective within 180 days of the issuance of the senior notes and consummate the exchange offer within 210 days of the issuance of the notes, and 3) maintain the effectiveness of the resale registration statement until the debentures have been disposed of in accordance with the registration statement, are transferred in compliance with Rule 144 under the Securities Act or are transferable pursuant to Rule 144(k) under the Securities Act, cease to be outstanding or are otherwise disposed of or transferred and new securities not subject to transfer restrictions under the Securities Act have been delivered by the company.

If the company does not comply with its registration obligations with respect to the debentures, the company will be obligated to pay additional annual interest of .25% of the principal amount of the debentures to and including the 90th day following the default and, thereafter, additional annual interest of .50% until such time as the default is cured. Similarly, if the company does not comply with its registration obligations with respect to the senior notes, the company will be obligated to pay additional annual interest of .25% of the principal amount of the senior notes to and including the 90th day following the default and, thereafter, an additional .25% of annual interest for each subsequent 90-day period during which the registration default continues, up to a maximum of 1.0% annually.

On April 23, 2007, the company filed its S-3 and S-4 registration statements within the 90 days of the issue dates of the convertible debentures and senior notes and fully expects to meet the registration requirements.

Acquisitions — In the first three months of 2007, the company made no acquisitions. On September 9, 2004 the company acquired 100% of the shares of WP Domus GmbH (Domus), a European-based holding company that manufactures several complementary product lines to Invacare’s product lines, including power add-on products, bath lifts and walking aids, from WP Domus LLC. Domus has three divisions: Alber, Aquatec and Dolomite.

In accordance with EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, the company previously recorded accruals for severance and exit costs for facility closures and contract terminations.

A progression of the accruals recorded in the purchase price allocation is as follows (in thousands):

		Exit of	Sales Agency
	Severance	Product Lines	Terminations

Balance at 1/1/05	$561	$—	$—
Additional accruals	4,445	897	612
Payments	(1,957)	—	(612)

Balance at 12/31/05	3,049	897	—
Adjustments	(1,285)	(897)	—
Payments	(566)	—	—

Balance at 12/31/06	1,198	—	—
Adjustments	(1)	—	—
Payments	—	—	—

Balance at 3/31/07	$1,197	$—	$—

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The adjustments for the quarter ended March 31, 2007 represent the impact of currency translation. The company anticipates all of the remaining reserves to be utilized in 2007 with any amounts not utilized adjusted to goodwill.

Income Taxes — The company had an effective tax rate of (15.9%) for the three month period ended March 31, 2007 compared with 30.0% for the same period a year ago. The company’s effective tax rate differs from the U.S. federal statutory rate primarily due to losses with no corresponding tax benefits and a valuation reserve recorded against domestic deferred tax assets reduced by tax credits and earnings abroad being taxed at rates lower than the U.S. federal statutory rate. The change in the effective rate for the three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006 is primarily due to domestic losses without benefit as a result of valuation reserves.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes recognition and measurement of a tax position taken or expected to be taken in a tax return as well as guidance regarding derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation the company did not recognize an adjustment in the liability for unrecognized income tax benefits. As of the adoption date the company had $8.8 million of unrecognized tax benefits, all of which would affect our effective tax rate if recognized.

The company continues to recognize interest and penalties related to uncertain tax positions in income tax expense. As of the adoption date the company had $2 million of accrued interest related to uncertain tax positions.

The company files tax returns in numerous jurisdictions around the world. Most tax returns for years after 2002 are open for examination, including the domestic return, and in certain circumstances selective returns in earlier years are also open for examination.

SUPPLEMENTAL GUARANTOR INFORMATION

Effective February 12, 2007, substantially all of the domestic subsidiaries (the “Guarantor Subsidiaries”) of the company became guarantors of the indebtedness of Invacare Corporation under its 9 3/4% Senior Notes due 2015 (the “Senior Notes”) with an aggregate principal amount of $175,000,000 and under its 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”) with an aggregate principal amount of $135,000,000. The majority of the company’s subsidiaries are not guaranteeing the indebtedness of the Senior Notes or Debentures (the “Non-Guarantor Subsidiaries”). Each of the Guarantor Subsidiaries has fully and unconditionally guaranteed, on a joint and several basis, to pay principal, premium, and interest related to the Senior Notes and to the Debentures and each of the Guarantor Subsidiaries are directly or indirectly wholly-owned subsidiaries of the company.

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

Presented below are the consolidating condensed financial statements of Invacare Corporation (Parent), its combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method. The company does not believe that separate financial statements of the Guarantor Subsidiaries are material to investors and accordingly, separate financial statements and other disclosures related to the Guarantor Subsidiaries are not presented.

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

		Combined	Combined Non-
	The Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Three month period ended March 31, 2007 (in thousands)
Net sales	$75,452	$158,954	$154,380	$(13,881)	$374,905
Cost of products sold	60,063	127,509	102,240	(13,963)	275,849

Gross Profit	15,389	31,445	52,140	82	99,056
Selling, general and administrative expenses	25,221	27,724	34,821	—	87,766
Charge related to restructuring activities	2,295	43	814	—	3,152
Debt finance charges, interest and fees associated with debt refinancing	13,342	—	31	—	13,373
Income (loss) from equity investee	14,734	3,623	(3,155)	(15,202)	—
Interest expense — net	6,639	424	2,806	—	9,869

Earnings (loss) before Income Taxes	(17,374)	6,877	10,513	(15,120)	(15,104)
Income taxes	130	225	2,045	—	2,400

Net Earnings (loss)	$(17,504)	$6,652	$8,468	$(15,120)	$(17,504)

Three month period ended March 31, 2006 (in thousands)
Net sales	$85,521	$155,890	$138,910	$(18,617)	$361,704
Cost of products sold	63,798	121,402	93,865	(18,657)	260,408

Gross Profit	21,723	34,488	45,045	40	101,296
Selling, general and administrative expenses	26,163	23,185	34,259	—	83,607
Charge related to restructuring activities	1,742	18	1,397	—	3,157
Income (loss) from equity investee	13,247	3,870	257	(17,374)	—
Interest expense — net	3,144	2,540	1,411	—	7,095

Earnings (loss) before Income Taxes	3,921	12,615	8,235	(17,334)	7,437
Income taxes (benefit)	(1,286)	—	3,516	—	2,230

Net Earnings (loss)	$5,207	$12,615	$4,719	$(17,334)	$5,207

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

CONSOLIDATING CONDENSED BALANCE SHEETS

	The	Combined	Combined Non-
	Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
March 31, 2007 (in thousands)
Current Assets
Cash and cash equivalents	$22,596	$3,259	$31,049	$—	$56,904
Marketable securities	270	—	—	—	270
Trade receivables, net	94,988	53,946	102,666	(3,600)	248,000
Installment receivables, net	—	6,461	1,990	—	8,451
Inventories, net	77,414	35,917	94,683	(1,459)	206,555
Deferred income taxes	4,313	394	8,909	—	13,616
Other current assets	26,434	11,598	38,461	—	76,493

Total Current Assets	226,015	111,575	277,758	(5,059)	610,289
Investment in subsidiaries	1,256,803	599,764	—	(1,856,567)	—
Intercompany advances, net	361,881	798,776	39,927	(1,200,584)	—
Other Assets	49,725	17,232	1,927	—	68,884
Other Intangibles	17,701	12,680	87,082	—	117,463
Property and Equipment, net	62,885	11,181	94,769	—	168,835
Goodwill	—	23,541	469,685	—	493,226

Total Assets	$1,975,010	$1,574,749	$971,148	$(3,062,210)	$1,458,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$78,195	$13,992	$55,231	$—	$147,418
Accrued expenses	28,880	17,020	77,607	(3,600)	119,907
Accrued income taxes	2,487	21	804	—	3,312
Short-term debt and current maturities of long-term obligations	4,273	—	885	—	5,158

Total Current Liabilities	113,835	31,033	134,527	(3,600)	275,795
Long-Term Debt	554,775	49	41,917	—	596,741
Other Long-Term Obligations	59,801	2,040	52,620	—	114,461
Intercompany advances, net	774,899	339,873	85,812	(1,200,584)	—
Total Shareholders’ Equity	471,700	1,201,754	656,272	(1,858,026)	471,700

Total Liabilities and Shareholders’ Equity	$1,975,010	$1,574,749	$971,148	$(3,062,210)	$1,458,697

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

	The	Combined	Combined Non-
	Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

ASSETS
December 31, 2006 (in thousands)
Current Assets
Cash and cash equivalents	$35,918	$2,202	$44,083	$—	$82,203
Marketable securities	190	—	—	—	190
Trade receivables, net	651	15,888	248,667	(3,600)	261,606
Installment receivables, net	—	5,513	1,584	—	7,097
Inventories, net	77,201	37,511	88,585	(1,541)	201,756
Deferred income taxes	4,223	393	8,896	—	13,512
Other current assets	26,353	8,764	55,477	(1,200)	89,394

Total Current Assets	144,536	70,271	447,292	(6,341)	655,758
Investment in subsidiaries	1,293,046	607,559	—	(1,900,605)	—
Intercompany advances, net	354,660	850,121	110,935	(1,315,716)	—
Other Assets	49,346	15,566	1,434	—	66,346
Other Intangibles	2,113	13,150	88,710	—	103,973
Property and Equipment, net	65,016	11,550	97,379	—	173,945
Goodwill	—	23,541	466,888	—	490,429

Total Assets	1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$89,818	$12,095	$61,128	$—	$163,041
Accrued expenses	34,611	17,405	100,560	(4,800)	147,776
Accrued income taxes	10,021	26	2,869	—	12,916
Short-term debt and current maturities of long-term obligations	51,773	—	72,470	—	124,243

Total Current Liabilities	186,223	29,526	237,027	(4,800)	447,976
Long-Term Debt	321,263	70	127,550	—	448,883
Other Long-Term Obligations	53,044	2,040	53,144	—	108,228
Intercompany advances, net	862,823	370,452	82,441	(1,315,716)	—
Total Shareholders’ Equity	485,364	1,189,670	712,476	(1,902,146)	485,364

Total Liabilities and Shareholders’ Equity	$1,908,717	$1,591,758	$1,212,638	$(3,222,662)	$1,490,451

INVACARE CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

		Combined	Combined Non-
	The Company	Guarantor	Guarantor
	(Parent)	Subsidiaries	Subsidiaries	Eliminations	Total

Three month period ended March 31, 2007 (in thousands)
Net Cash Provided by Operating Activities	$(162,862)	$1,366	$143,153	$—	$(18,343)
Investing Activities
Purchases of property and equipment	(653)	(287)	(2,810)	—	(3,750)
Proceeds from sale of property and equipment	—	—	423	—	423
Increase in other long-term assets	1,080	—	—	—	1,080
Other	(3,133)	(1)	1,920	—	(1,214)

Net Cash Used for Investing Activities	(2,706)	(288)	(467)	—	(3,461)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	580,569	—	(70,253)	—	510,316
Payments on revolving lines of credit, securitization facility and long-term borrowings	(408,140)	(21)	(86,258)	—	(494,419)
Payment of dividends	(399)	—	—	—	(399)
Payment of financing costs	(19,784)	—	—	—	(19,784)

Net Cash Provided by Financing Activities	152,246	(21)	(156,511)	—	(4,286)
Effect of exchange rate changes on cash	—	—	791	—	791
Increase (decrease) in cash and cash equivalents	(13,322)	1,057	(13,034)	—	(25,299)
Cash and cash equivalents at beginning of period	35,918	2,202	44,083	—	82,203

Cash and cash equivalents at end of period	$22,596	$3,259	$31,049	$—	$56,904

Three month period ended March 31, 2006 (in thousands)
Net Cash Provided by Operating Activities	$3,738	$1,863	$2,928	$—	$8,529
Investing Activities
Purchases of property and equipment	(2,590)	(193)	(2,226)	—	(5,009)
Proceeds from sale of property and equipment	—	—	33	—	33
Increase (decrease) in other investments	(7,871)	(3,000)	—	10,856	(15)
Increase in other long-term assets	(523)	—	—	—	(523)
Other	(180)	—	36	—	(144)

Net Cash Required for Investing Activities	(11,164)	(3,193)	(2,157)	10,856	(5,658)
Financing Activities
Proceeds from revolving lines of credit, securitization facility and long-term borrowings	129,641	—	15,514	—	145,155
Payments on revolving lines of credit, securitization facility and long-term borrowings	(124,794)	(76)	(37,137)	—	(162,007)
Proceeds from exercise of stock options	1,343	—	—	—	1,343
Payment of dividends	(397)	—	—	—	(397)
Capital contributions	—	3,020	7,836	(10,856)	—

Net Cash Provided by Financing Activities	5,793	2,944	(13,787)	(10,856)	(15,906)
Effect of exchange rate changes on cash	—	—	(1,177)	—	(1,177)
Increase (decrease) in cash and cash equivalents	(1,633)	1,614	(14,193)	—	(14,212)
Cash and cash equivalents at beginning of period	7,270	1,046	17,308	—	25,624

Cash and cash equivalents at end of period	$5,637	$2,660	$3,115	$—	$11,412